UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBITS TO FORM 6-K

Exhibit Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

For purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP, except for otherwise specifically identified information, including business segment information and risk-adjusted capital ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.

Summary of Our Recent Financial Results

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥596.0 billion for the six months ended September 30, 2012, an increase of ¥405.0 billion from ¥191.0 billion for the six months ended September 30, 2011. Our diluted earnings per common share (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2012 was ¥41.44, an increase of ¥28.62 from ¥12.82 for the six months ended September 30, 2011. Income before income tax expense for the six months ended September 30, 2012 was ¥683.6 billion, an increase of ¥289.6 billion from ¥394.0 billion for the six months ended September 30, 2011. Our business and results of operations, as well as our assets, are heavily influenced by trends in economic conditions particularly in Japan, which generally exhibited weakening trends during the six months ended September 30, 2012, with negative GDP growth, decreasing exports, and weaker private consumption. For further information, see “Business Environment.”

The following are some key figures relating to our financial results:

	Six months ended September 30,
	2011	2012
	(in billions, except per share amounts)
Net interest income(1)	¥1,034.0	¥918.9
Provision for credit losses	89.3	80.0
Non-interest income(2)	608.8	1,027.0
Non-interest expense	1,159.5	1,182.3
Income before income tax expense	394.0	683.6
Net income before attribution of noncontrolling interests	195.2	613.1
Net income attributable to Mitsubishi UFJ Financial Group	191.0	596.0
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	12.82	41.44

Notes:

(1)	Interest income for the six months ended September 30, 2011 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

(2)	Non-interest income for the six months ended September 30, 2011 reflects an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted market price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. For more information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Our revenues consist of net interest income and non-interest income.

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Net interest income for the six months ended September 30, 2012 was ¥918.9 billion, a decrease of ¥115.1 billion from ¥1,034.0 billion for the six months ended September 30, 2011. The higher net interest income for the six months ended September 30, 2011 reflected the one-time gain of ¥139.3 billion on the conversion rate adjustments of convertible preferred stock of Morgan Stanley. Excluding the one-time gain, net interest income would have slightly increased between the same periods as we increased our trading account assets to take advantage of the lower interest environment. The average interest spread decreased 0.18 percentage points to 0.92% for the six months ended September 30, 2012 from 1.10% for the six months ended September 30, 2011 mainly due to the one-time gain on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. In addition, the interest spread in Japan tightened as a result of the continuing low interest environment. Excluding the one-time gain, our average foreign interest spread improved primarily because we were able to effectively manage the yields on our interest-earning assets while interest rates on our interest-bearing liabilities decreased as market interest rates declined.

The following is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011		2012
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥128,879.2	1.11%	¥135,488.5	0.97%
Foreign(1)	52,315.5	2.44	56,865.2	1.95

Total	¥181,194.7	1.50%	¥192,353.7	1.26%

Financed by:
Interest-bearing liabilities:
Domestic	¥128,686.3	0.26%	¥135,793.5	0.23%
Foreign	33,932.1	0.91	36,761.9	0.76

Total	162,618.4	0.40	172,555.4	0.34
Non-interest-bearing liabilities	18,576.3	—	19,798.3	—

Total	¥181,194.7	0.36%	¥192,353.7	0.31%

Interest rate spread		1.10%		0.92%
Net interest income as a percentage of total interest-earning assets		1.14%		0.95%

Note:

(1)	Interest income on foreign activities for the six months ended September 30, 2011 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Provision for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. The provision for credit losses for the six months ended September 30, 2012 was ¥80.0 billion, a decrease of ¥9.3 billion from ¥89.3 billion for the same period of the previous fiscal year. For the details of the provision for credit losses and the description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including:

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains—net, which include gains (losses) on foreign exchange derivative contracts (for example, foreign exchange gains (losses) on currency derivatives), foreign exchange gains (losses) other than derivative contracts (for example, gains (losses) on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option);

•

trading account profits—net, which primarily include net profits (losses) on trading account securities and interest rate derivative contracts entered into for trading purposes, including assets relating to the following activities:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but are classified as trading accounts due to application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities.

Of the two categories, trading purpose activities represent a smaller portion of our trading accounts profits;

•	investment securities gains (losses)—net, which primarily include net gains or losses on sales and impairment losses on securities available for sale;

•

equity in earnings (losses) of equity method investees—net, which includes our equity interest in the earnings of our equity investees and impairment losses on our investments in equity method investees; and

•	other non-interest income.

The following table is a summary of our non-interest income for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in billions)
Fees and commissions income	¥548.8	¥541.0
Foreign exchange gains—net	67.8	76.6
Trading account profits—net	449.2	301.8
Investment securities gains (losses)—net	(19.2)	35.7
Equity in earnings (losses) of equity method investees—net	(515.4)	10.0
Other non-interest income	77.6	61.9

Total non-interest income	¥608.8	¥1,027.0

Net trading account profits for the six months ended September 30, 2012 were ¥301.8 billion, a decrease of ¥147.4 billion from ¥449.2 billion for the same period of the previous fiscal year. Net profits on interest rate and other derivative contracts decreased ¥51.4 billion to ¥93.6 billion for the six months ended September 30, 2012 from ¥145.0 billion for the six months ended September 30, 2011, primarily due to a decrease of ¥60.2 billion in net profits on interest rate contracts, reflecting realized losses on interest rate swap transactions. Net profits on trading account securities, excluding derivatives, also decreased ¥96.0 billion to ¥208.2 billion for the six months ended September 30, 2012 from ¥304.2 billion for the six months ended September 30, 2011, mainly due to lower net profits on trading account securities under the fair value option, reflecting smaller gains on foreign securities as interest rate declines in the six months ended September 30, 2012 were smaller compared to the six months ended September 30, 2011.

Net investment securities gains for the six months ended September 30, 2012 were ¥35.7 billion, compared to net investment securities losses of ¥19.2 billion for the six months ended September 30, 2011. This improvement was mainly due to increased gains on debt securities transactions, which were partially offset by losses on equity securities transactions, and due to a decrease in impairment losses on our equity securities holdings as the stock market decline slowed during the six months ended September 30, 2012, compared to the same period of the previous fiscal year.

Net equity in earnings of equity method investees for the six months ended September 30, 2012 was ¥10.0 billion, compared to net equity in losses of equity method investees of ¥515.4 billion for the same period of the previous fiscal year, which included an other-than-temporary impairment loss of ¥579.5 billion on our investment in the common stock of Morgan Stanley.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five areas—Retail, Corporate, Trust Assets, Global, and Global Markets. These five businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Other. For further information, see “Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices, and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table sets forth the relative contributions to operating profit for the six months ended September 30, 2012 of the five core business areas and the other business areas based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Net revenue:	¥586.9	¥421.5	¥67.0	¥191.4	¥130.8	¥322.2	¥460.9	¥15.6	¥1,874.1
Operating expenses	452.9	218.2	43.3	112.3	92.0	204.3	65.1	89.2	1,073.0

Operating profit (loss)	¥134.0	¥203.3	¥23.7	¥79.1	¥38.8	¥117.9	¥395.8	¥(73.6)	¥801.1

Summary of Our Financial Condition

Total assets at September 30, 2012 were ¥215.17 trillion, a decrease of ¥0.03 trillion from ¥215.20 trillion at March 31, 2012. Total liabilities as of September 30, 2012 were ¥206.00 trillion, a decrease of ¥0.34 trillion from ¥206.34 trillion at March 31, 2012.

The following are some key figures relating to our financial condition:

	March 31, 2012	September 30, 2012
	(in trillions)
Total assets	¥215.20	¥215.17
Total liabilities	206.34	206.00
Loans, net of unearned income, unamortized premiums and deferred loan fees	92.30	91.85
Allowance for credit losses	(1.29)	(1.30)
Investment securities	61.04	59.88
Deferred tax assets	0.95	1.02

At September 30, 2012, our total loans were ¥91.85 trillion, a decrease of ¥0.45 trillion from ¥92.30 trillion at March 31, 2012. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at September 30, 2012 consisted of ¥67.73 trillion of domestic loans and ¥24.22 trillion of foreign loans. Between March 31, 2012 and September 30, 2012, domestic loans decreased ¥0.47 trillion while foreign loans increased ¥0.03 trillion. The decrease in domestic loans was mainly due to decreases in our loans outstanding to the wholesale and retail, consumer, and real estate categories partially offset by a ¥0.49 trillion increase in the other industries category. Our domestic loan portfolio reflected stagnant economic conditions in Japan. The increase in foreign loans was mainly due to an increase in demand for loans from the other category, reflecting increased lending by UnionBanCal Corporation, or UNBC, due to the expansion of its consumer loan portfolio during the six months ended September 30, 2012. The average total balance of loans increased ¥4.61 trillion to ¥91.32 trillion for the six months ended September 30, 2012 from ¥86.71 trillion for the same period of the previous fiscal year.

The total allowance for credit losses at September 30, 2012 was ¥1,301.7 billion, an increase of ¥16.2 billion from ¥1,285.5 billion at March 31, 2012, partially reflecting the deteriorating credit quality of borrowers in the manufacturing, wholesale and retail, and real estate industries in Japan. We downgraded the internal borrower ratings assigned to certain large borrowers in these industries as they were adversely affected by increased global competition, weaker consumer spending, and stagnant economic conditions in Japan. The total allowance for credit losses represented 1.42% of our total loan portfolio at September 30, 2012, an increase of 0.03 percentage points from 1.39% at March 31, 2012. For more information, see “Financial Condition—Loan Portfolio” below.

Total investment securities decreased ¥1.16 trillion to ¥59.88 trillion at September 30, 2012 from ¥61.04 trillion at March 31, 2012 primarily due to a ¥0.41 trillion decrease in Japanese national government and Japanese government agency bonds available for sale and a ¥0.39 trillion decrease in marketable equity securities. Our investment in Japanese national government and Japanese government agency bonds decreased to 22.8% of our total assets at September 30, 2012 from 23.0% of our total assets at March 31, 2012. The decrease in marketable equity securities mainly reflected the general decline in Japanese stock prices in the six months ended September 30, 2012. Due to the decreases in marketable equity securities as well as decreases in other investment securities, including corporate bonds available for sale and foreign governments and official institutions bonds being held to maturity, as a percentage of the aggregate of investment securities available for sale and investment securities being held to maturity, our holdings of Japanese national government and Japanese government agency bonds increased to 83.1% as of September 30, 2012 from 82.3% as of March 31, 2012.

Deferred tax assets increased ¥0.07 trillion from ¥0.95 trillion at March 31, 2012 to ¥1.02 trillion at September 30, 2012. This increase was primarily due to an increase in unrealized losses on investment securities for the six months ended September 30, 2012 reflecting general decline in market prices.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

Economic Environment in Japan

During the six months ended September 30, 2012, the Japanese economy demonstrated weaker results compared to those of the prior six months, losing momentum for a recovery led by reconstruction demand following the earthquake in March 2011, or the Great East Japan Earthquake. Annualized quarter-on-quarter real GDP growth rate was negative 0.1% for the April–June 2012 period and negative 3.5% for the July–September 2012 period, the largest drop in six quarters since the large drop in the January–March 2011 period. Such a sharp decline in the July–September 2012 period was mainly due to negative growth in exports of goods and services, and private consumption. The negative growth in private consumption was the first time in the last six quarters.

Selected indicators for the most recent Japanese economy are discussed below:

•	Net Exports: Japan has experienced a trade deficit for the first time in 31 years in calendar year 2011, mainly due to a decrease in exports following the Great East Japan Earthquake and a high level of imports of oil and natural gas, along with persistent appreciation of the Japanese yen. For the January–June 2012 period, Japan posted a trade deficit of ¥2.9 trillion, marking the third consecutive deficit on a half-year basis and the largest trade deficit on record since 1979, particularly due to an increase in imports of LNG. According to the Cabinet Office’s release in December 2012, exports declined sharply by 18.9% annualized quarter-on-quarter in the July–September 2012 period mainly due to continued weakness in economy in Europe and decrease in exports to China reflecting an increase in diplomatic tension between China and Japan and anti-Japan demonstrations in China. Imports also decreased slightly by 1.8% annualized quarter-on-quarter during the same period.

•

Corporate Production: Industrial production was demonstrating improvement in the early part of calendar year 2012 in tandem with the gradual recovery in the Japanese economy supported by solid private consumption and government support to accelerate the recovery from the Great East Japan Earthquake. Since May 2012, however, the Industrial Production Index started to decline significantly and continued to decline for the remaining period of the six months ended September 30, 2012. The index in September 2012 marked a 4.1% decrease from August 2012. Such declines for these periods reflected weak exports mainly due to continued weak economy in European countries and diplomatic tension between China and Japan, as well as a decrease in domestic private consumption partially due to a decrease in consumption in cars due to the termination of government subsidies for purchases of environmentally friendly cars.

•

Private Business Fixed Investments: Private business fixed investments or capital expenditures declined primarily among manufacturers as export conditions deteriorated, while leading indicators showed firmness for non-manufacturers. The capital expenditure figures in GDP dropped sharply in the July-September 2012 period by 11.3% annualized quarter-on-quarter. Although the Bank of Japan’s Short-Term Economic Survey of Enterprises in Japan, or Tankan, in December 2012 showed that large manufacturers’ business sentiment index deteriorated since September 2012, it also showed that large manufacturers and non-manufacturers plan to increase capital spending for whole of the fiscal year ending March 31, 2013.

•

Employment Conditions: Employment conditions have been modest throughout the first nine months of calendar year 2012, with stable yet lower than prior year unemployment rate of around low to mid 4% compared to that of mid 4% in calendar year 2011. The unemployment rate in September 2012 remained as low as 4.2%.

•

Private Consumption: Real private consumption increased 4.7% annualized quarter-on-quarter in the January-March 2012 period, followed by an increase of 0.3% in the April-June 2012 period. Such slower increase in the April-June 2012 period compared to the previous quarter was mainly due to a decrease in consumption in non-durable goods, reflecting the lack of consumer confidence for a sustainable growth in the Japanese economy. Real private consumption decreased by 1.7% annualized quarter-on-quarter in the July-September 2012 period, marking the first decrease in the last six quarters, driven by continued weakness in non-durable goods spending and a decrease in consumption in cars due to termination of government subsidies for purchases of environmentally friendly cars. Private consumption is expected to be affected by the planned increases in the consumption tax rate which would raise the current rate of 5% to 8% in April 2014, and to 10% in October 2015.

•

Government Expenditures: Although government expenditures have been increasing with the implementation of the fiscal year 2011 supplementary budget, there are indicators suggesting such increase is unlikely to continue. Real public demand rose for the fourth straight quarter in the July-September 2012 period with the annualized quarter-on-quarter growth of 3.2% due to increased construction related spending. However, the amount of construction orders, which is an early indicator of public spending, indicate that the disaster-related reconstructions following the Great East Japan Earthquake will start to lose momentum. For example, October 2012 marked the fourth consecutive month of decline in year-on-year growth rate in terms of construction orders by public agencies.

The Bank of Japan maintained a monetary easing policy during the six months ended September 30, 2012 to stimulate the economy that has been persistently lacking strong momentum for growth since the financial crisis. In October 2010, the Bank of Japan lowered its target interest rate to between 0% and 0.1% from 0.1% to support the economy and stimulate sustainable growth. Furthermore, at the Monetary Policy Meeting held in February 2012, the Bank of Japan introduced “the price stability goal in the medium to long term,” stating that the inflation rate that the Bank of Japan judges to be consistent with price stability sustainable in the medium to long term is within a positive range of 2% or lower in terms of the year-on-year rate of change in the Consumer Price Index, or CPI, and it set the target inflation rate at 1%. At the December 2012 meeting, the Bank of Japan agreed to increase the total size of the Asset Purchase Program, which is a program established to encourage a decrease in longer-term interest rates and risk premiums to enhance monetary easing by purchasing various financial assets and conducting funds-supplying operations against pooled collateral. Along with the monetary easing policy, the Bank of Japan has maintained a very low policy rate (uncollateralized overnight call rate) of 0.10% or lower in an effort to improve the Japanese economy.

Euro-yen 3-month Tokyo Interbank Offered Rate, or TIBOR, was around 0.31% as of late December 2012, the lowest level since 2006. Long-term interest rates have also remained at the historical low level, due to uncertainty in the global economy, weakness in stock prices and low expectations for a near-term rate increase in the United States, as the US government has maintained a monetary easing policy. The yield on newly-issued ten-year Japanese government bonds fell to around low 0.7% as of early December 2012. However, the yield started to rise towards the end of December 2012 to around low 0.8% in early January 2013 due to expectations of further easing of monetary policy by the new cabinet after the general election of the lower house of Japanese Diet in December 2012.

The following chart shows the interest rate trends in Japan since April 2011:

With regard to the Japanese stock market, the closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥10,109.87 at April 2, 2012 to ¥8,870.16 at September 28, 2012. After going down to ¥8,295.63 in early June 2012, the Nikkei Stock Average remained weak around mid-high ¥8,000 level throughout October 2012. The weakness in stock prices reflected the general sentiment of persistent risk aversion and uncertainty surrounding the economy, affected by multiple factors such as the European sovereign debt problems, the possibility of global economic recession, and the appreciation of the Japanese yen which adversely affected the Japanese export industry. The stock price demonstrated an upward trend in December 2012 due to a strong demand from foreign investors anticipating policy changes by the new cabinet after the general election of the lower house of Japanese Diet in December

2012. In mid December 2012, the Nikkei Stock Average rose above 10,000 for the first time in more than eight months due to growing expectations of further easing of monetary policy under the new cabinet.

The closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, similarly fluctuated from April 2012 through early December 2012 due to the same reasons as those for the Nikkei Stock Average. The TOPIX generally maintained a downward trend until it reached at 695.51 in early June 2012, and remained at around the mid to high 700s throughout early December 2012. As of January 7, 2013, the closing price of the Nikkei Stock Average was ¥10,599.01 and that of the TOPIX was 881.06. The following chart shows the daily closing price of the Nikkei Stock Average since April 2011:

Reflecting the persistent sentiment of risk aversion, the Japanese yen appreciated against other currencies, especially against the US dollar, from ¥82.91 to US$1 on April 2, 2012 to ¥77.58 to US$1 on September 28, 2012, despite the Bank of Japan’s efforts to mitigate the trend. The Japanese yen was bought primarily because of concerns about the Eurozone economy for the first nine months in calendar year 2012. The trend changed from September 2012 when the surrounding circumstances have supported the Japanese yen selling against the euro, mainly due to softening of concerns about the Eurozone economy.

As of January 7, 2013, the Japanese yen stood at ¥87.77 to US$1. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2011:

Based on a survey conducted of land prices by the Japanese government, the average residential land prices in Japan declined by 2.5% between July 1, 2011 and July 1, 2012. The average commercial land prices in Japan also declined by 3.1% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land prices declined by 0.9% between July 1, 2011 and July 1, 2012, while the average commercial land prices in those areas declined by 0.8% during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas in Japan, average residential land prices continued to decline, with the rate of decline between July 1, 2011 and July 1, 2012 of 3.2%, and commercial land prices also continued to decline with the rate of decline between July 1, 2011 and July 1, 2012 of 4.1%.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcies in Japan from January 2012 to November 2012 was approximately 10,300, a decrease of 1.9% from the same period of the previous year. The decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s economic stimulus measures which financially supported various industries’ restoration processes following the Great East Japan Earthquake. The aggregate amount of liabilities subject to bankruptcy filings from January 2012 to November 2012 was approximately ¥3.6 trillion, an increase of ¥0.5 trillion, excluding financial institutions’ bankruptcy filings. As a result, the aggregate amount of liabilities subject to bankruptcy filings increased approximately 16.1% compared to the same period of the previous year.

International Financial Markets

US Economy:

The US real GDP grew at an annualized rate of 1.3% and 3.1% quarter-on-quarter in the April-June 2012 period and the July-September 2012 period, respectively. Generally, capital expenditures have been losing momentum during these two quarters with a negative growth rate in the July-September 2012 period, and exports grew at a slower rate during the July-September 2012 period, while private consumption has been steady and residential investments have contributed to the growth. Uncertainties still remain over whether the US economy will continue to improve, especially in light of the volatility in global financial markets.

Selected indicators for the most recent status of the US economy are discussed below:

•	According to the US Bureau of Labor Statistics, the unemployment rate has generally been decreasing from its cyclical high at around 10% in April 2010 to 7.7% in November 2012.

•

Consumption, which accounts for approximately 70% of the US real GDP, grew 1.6% annualized quarter-on-quarter in the July-September 2012 period, supported by increases in spending on durable goods, such as cars and leisure spending, nondurable goods, such as clothing and footwear, and services, such as health care, reflecting a firm household income growth, partially offset by the persistently high mortgage burden and an increase in energy prices such as gasoline. Although the University of Michigan consumer sentiment index improved to the 80s in November 2012 after a precipitous drop to the 50s in mid 2011, the index fell to 72.9 in December 2012 due to concerns for the possibility of higher taxes in calendar year 2013.

•

Real residential fixed investment increased significantly by 13.5% annualized quarter-on-quarter in the July-September 2012 period, the sixth straight quarter of increase. The excess inventories that have been weighing on the housing markets, particularly for used houses, have been decreasing, and thus supply-demand conditions have been improving. Months-supply for existing housing improved to below six months at the end of September 2012, compared to being in the low to mid six months from January 2012 until August 2012.

•	Real nonresidential fixed investment grew 3.6% annualized quarter-on-quarter in the April-June 2012 period mainly due to an increase in investment in machinery and software industries, followed by negative growth of 1.8% annualized quarter-on-quarter in the July-September 2012 period, marking the first negative growth in the last six quarters, as corporate sentiment deteriorated due to uncertainties regarding overseas economies and governmental debt policies.

•

Government expenditures rose by 3.9% annualized quarter-on-quarter in the July-September 2012 period, the first time increase in nine quarters because of federal government expenditures, especially for defense related spending.

•

The Consumer Price Index for All Urban Consumers, or CPI-U, for all items increased by 1.8% before seasonal adjustment over the 12 months ended November 2012. It decreased by 0.3% in November 2012 from that of the preceding month on a seasonally adjusted basis. CPI-U for all items less food and energy increased 1.9% before seasonal adjustment over the 12 months ended November 2012. It increased by 0.2% in October 2012 and by 0.1% in November 2012 from that of the preceding month on a seasonally adjusted basis.

With the US economy demonstrating moderate improvement but still lacking strong evidence of sustained growth, the Federal Reserve Board, or the FRB, has kept in place its zero-interest rate policy—a policy to maintain the federal funds target rate between zero and 0.25%. In December 2012, the FRB announced that it intends to maintain its zero-interest rate policy.

Major equity market indices, such as the Dow Jones Industrial Average, were performing better than other major equity indices in other regions of the globe from April 2012 to August 2012. From August 2012 through December 2012, Eurozone stock market indices, such as Germany’s Deutscher Aktienindex, or DAX, started to improve their performance, despite persistently weak economy due to lessening of uncertainty regarding European debt crisis, due to various financial rescue packages. The Dow Jones Industrial Average was less volatile compared to other global indices, moving around mid 12,000 to low 13,000 ranges throughout December 2012, supported by the modest growth in the US economy and eased concerns over the European financial crisis despite persistently weak Eurozone economy.

Eurozone Economy:

The Eurozone economy as a whole generally remained weak throughout the six months ended September 30, 2012. Real GDP growth rates in the Eurozone were negative 0.2% and negative 0.1% quarter-on-quarter in the April-June 2012 period and the July-September 2012 period, respectively. In addition to the economic deterioration in peripheral countries, core countries such as Germany also experienced economic slowdown.

Selected indicators for the most recent status of the Eurozone economy are discussed below:

•

Private consumption in the July-September 2012 period declined slightly by less than 0.1% following a decline of 0.4% in the April-June 2012 period, marking the fourth consecutive quarter of decline. Retail sales in October 2012 declined by 1.2% month-over-month, down from a negative 0.6% month-over-month in September 2012. The decline was due to a decline in automotive fuel sales and non-food products (excluding automobile fuel).

•

The average unemployment rate in the Eurozone countries has been on a persistent upward trend, standing at 11.5% in the third quarter of calendar year 2012. Labor market conditions remained particularly weak in peripheral countries, such as Spain and Portugal, with unemployment rates of 26.2% and 16.3% respectively, as of October 2012. The number of unemployed in October 2012 increased by approximately 173,000 from September 2012, making the total to approximately 18.7 million, the highest level in Eurozone history.

•

The fiscal austerity measures adopted in many Eurozone countries and the high unemployment rate have negatively impacted household purchasing power. The consumer confidence indicator in December 2012 stood at negative 26.6, one of the lowest levels since 2009.

•

Industrial production for manufacturers declined 2.4% annualized in the July-September 2012 period compared to the July-September 2011 period, marking the third consecutive quarter of decline since the beginning of calendar year 2012. Industrial production in September and October 2012 declined by 2.3% and 1.4%, respectively, from that of the previous month, mainly due to a decrease in production of durable consumer goods and capital goods. The Purchasing Managers Index for the manufacturing sector was 46.2 in November 2012, below the 50 mark, which indicates a contraction in the sector, for the sixteenth consecutive month.

•

Net exports increased in the July-September 2012 period for the seventh consecutive quarter since the beginning of calendar year 2011, supported by growth in Germany due to high demand from non-Eurozone countries. Net exports remained positive in the July-September 2012 period partially due to weak Eurozone economy leading to weak demand in imports.

•

The Harmonized Index of Consumer Prices, or HICP, for all items increased at annual rate of 2.2% in November 2012. Core HICP, or HICP less energy, food, alcohol and tobacco increased at annual rate of 1.4% in November 2012. Core HICP remained relatively stable around 1.5% during calender year 2012.

In September 2012, the European Central Bank, or the ECB, announced its new bond purchase program to purchase unlimited amounts of government bonds of certain euro states that face high borrowing costs, after governments of such states meet certain conditions. Although Mr. Mario Draghi, the president of the ECB, noted that the announcement of the program has helped stabilize market sentiments, the EU authorities have revised down the economic outlook for the Eurozone, leading to a recent reversal in the market sentiment.

The ECB at its December 2012 meeting determined to maintain its policy rate at a historic low of 0.75%. After the meeting, Mr. Draghi noted that although some improvement in market conditions have been observed recently, available indicators continue to signal further weakness in economic activity in the last quarter of calendar year 2012, and the economic weakness is expected to extend into calendar year 2013.

Recent Developments

We continue to pursue global growth opportunities, including opportunities to strengthen our strategic alliance with Morgan Stanley and expand the operations of Union Bank, N.A., the primary subsidiary of UNBC, through acquisitions of community banks in the United States during the six months ended September 30, 2012. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services.

UNBC’s Acquisition of Pacific Capital Bancorp

In December 2012, UNBC acquired Pacific Capital Bancorp, or PCBC, a bank holding company headquartered in Santa Barbara, California, for $1.5 billion. As of September 30, 2012, PCBC had loans held for investment of $3.7 billion and total deposits of $4.7 billion on a consolidated basis.

Union Bank’s Acquisition of Smartstreet

In October 2012, Union Bank acquired Smartstreet, formerly a division of Atlanta-based PNC Bank, N.A. with approximately $1 billion in deposits. Smartstreet provides banking services nationwide to homeowners associations and community association management companies in the United States. As a result of Union Bank’s acquisition, Smartstreet operates as a division of Union Bank, but retains its brand in the US homeowner association market.

Agreement to Invest in VietinBank

In December 2012, BTMU agreed to acquire approximately 20% of the ordinary shares of Vietnam Joint Stock Commercial Bank for Industry and Trade, or VietinBank, subject to regulatory approvals and other conditions. VietinBank is one of the major Vietnamese state-owned commercial banks by asset size. BTMU’s acquisition of newly issued shares for approximately 15.5 trillion Vietnamese Dong (equivalent to approximately ¥63.1 billion or $742 million as of December 27, 2012) will result in BTMU becoming the second largest shareholder of VietinBank. BTMU is expected to appoint two directors to the VietinBank board.

Recent Regulatory and Other Legal Developments

We have received requests and subpoenas for information from government agencies in some jurisdictions, including the United States and Europe, which are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank offered rates. We are cooperating with these investigations and have been conducting an internal investigation among other things. In addition, we and other panel members have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States relating to similar matters.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control, or OFAC, of the US Department of the Treasury to settle potential civil liability for apparent violations of certain US sanctions regulations from 2006 to 2007. BTMU conducted a self-initiated internal investigation in 2007 of transactions involving countries subject to US sanctions and reported the results of the investigation to OFAC. After a series of deliberations and consultations with OFAC, some of the transactions reported by BTMU were determined to be apparent violations of certain of those US sanctions regulations. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions. These developments or other similar events may result in additional regulatory actions against us.

BTMU Headquarters for the Americas Stock Bonus Plan

Effective August 27, 2012, BTMU Headquarters for the Americas, or BTMU HQA, which oversees the branches and certain subsidiaries of BTMU in the Americas, adopted a stock bonus plan. Under the plan, qualified key employees of BTMU HQA are granted Restricted Stock Units, or RSUs, representing a right to receive American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, each exchangeable for one share of MUFG common stock, from an independent trust established to administer the plan grants, upon the satisfaction of vesting conditions. The RSUs vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date so long as the grantee satisfies the specified continuous service requirement and any other conditions under the plan documents.

The ADSs to be delivered to grantees will be purchased on the open market by the trustee of the independent trust. As of September 30, 2012, 1,582,822 RSUs have been granted under the plan. The grants had no material impact on our financial positions and results of operations.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have recently experienced weaknesses in their economic and fiscal situations in varying degrees of severity. We are closely monitoring our exposures in these countries.

The following table sets forth information about our exposure on a consolidated basis, based on the aggregated exposure of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of September 30, 2012. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and credit default swap, or CDS, protections (sold and bought). The securities exposure includes available for sale, held to maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	At September 30, 2012
	Loans (funded & unfunded)	Securities(2)	Derivatives	CDS protection sold	Gross exposure (funded & unfunded)	CDS protection bought	Net exposure(1)
	(in billions)
Italy	$6.0	$1.7	$0.9	$0.1	$8.7	$0.8	$7.9
Sovereign	—	1.5	—	—	1.5	0.1	1.4
Financial Institutions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	6.0	0.2	0.9	0.1	7.2	0.7	6.5

Spain	5.1	0.2	0.1	0.0	5.4	0.4	5.0
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.0	0.1	0.1	0.0	0.2	0.0	0.2
Others	5.1	0.0	0.0	0.0	5.1	0.4	4.7

Portugal	0.5	0.0	—	—	0.5	0.1	0.4
Sovereign	—	0.0	—	—	0.0	—	0.0
Financial Institutions	0.0	0.0	—	—	0.0	—	0.0
Others	0.5	0.0	—	—	0.5	0.1	0.4

Ireland	0.2	(0.0)	0.0	—	0.2	—	0.2
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	0.0	0.0	—	0.0	—	0.0
Others	0.2	(0.0)	0.0	—	0.2	—	0.2

Greece	0.1	0.1	—	—	0.2	—	0.2
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	0.1	0.1	—	—	0.2	—	0.2

Total	$11.9	$2.0	$1.0	$0.1	$15.0	$1.3	$13.7
Sovereign	—	1.6	—	—	1.6	0.1	1.5
Financial Institutions	0.0	0.1	0.1	0.0	0.2	0.0	0.2
Others	11.9	0.3	0.9	0.1	13.2	1.2	12.0

Notes:

(1)	Net exposure represents gross exposure (funded & unfunded), net of CDS protection bought.

(2)	Securities include securities being held to maturity, securities available for sale, and trading securities. Securities being held to maturity are shown at amortized cost, and securities available for sale and trading securities are shown at fair value. Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements. CDS protection amounts represent notional amounts.

(3)	To the extent financial instruments are originally denominated in currencies other than US dollars, the exposure amounts have been translated into US dollars at an internal exchange rate used for our internal risk management purposes as of September 30, 2012.

(4)	Negative amounts represent short positions.

Based on information collected for internal risk management purposes as of September 30, 2012, our consolidated exposure to Italy, Spain, Portugal, Ireland and Greece, which consisted of the aggregate, on a gross basis, of the funded loans and unfunded commitments to, held to maturity, available for sale and trading securities issued by, derivatives exposures to, and credit default protection sold for exposures to, sovereign government entities of and financial institutions and other corporate entities located in these countries, that BTMU, MUTB and MUSHD held, was less than 1% of our total assets.

As of September 30, 2012, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries.

As of September 30, 2012, we had a total balance of $1.6 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Irish or Greek government bonds as of September 30, 2012. Approximately two-thirds of our Italian and Spanish government bonds were held in our trading accounts as of September 30, 2012.

As of September 30, 2012, we had a total of $13.4 billion of gross exposures relating to the European peripheral countries identified in the table above, excluding sovereign bonds. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and therefore not material.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include the allowance for credit losses, impairment of investment securities, the allowance for repayment of excess interest, the valuation of deferred tax assets, accruals for uncertain tax positions, the accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and the valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2012.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in billions)
Interest income(1)	¥1,358.2	¥1,213.9
Interest expense	324.2	295.0

Net interest income	1,034.0	918.9

Provision for credit losses	89.3	80.0
Non-interest income(2)	608.8	1,027.0
Non-interest expense	1,159.5	1,182.3

Income before income tax expense	394.0	683.6
Income tax expense	198.8	70.5

Net income before attribution of noncontrolling interests	¥195.2	¥613.1
Net income attributable to noncontrolling interests	4.2	17.1

Net income attributable to Mitsubishi UFJ Financial Group	¥191.0	¥596.0

Notes:

(1)	Interest income for the six months ended September 30, 2011 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

(2)	Non-interest income for the six months ended September 30, 2011 reflects an impairment loss of ¥579.5 billion on our investment in Morgan Stanley’s common stock resulting from a decline in the quoted market price of Morgan Stanley’s common stock that we determined to be other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. For more information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥596.0 billion for the six months ended September 30, 2012, an increase of ¥405.0 billion from ¥191.0 billion for the six months ended September 30, 2011. Our diluted earnings per common share (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2012 was ¥41.44, an increase of ¥28.62 from ¥12.82 for the six months ended September 30, 2011. Income before income tax expense for the six months ended September 30, 2012 was ¥683.6 billion, an increase of ¥289.6 billion from ¥394.0 billion for the six months ended September 30, 2011.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011		2012
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥128,879.2	1.11%	¥135,488.5	0.97%
Foreign(1)	52,315.5	2.44	56,865.2	1.95

Total	¥181,194.7	1.50%	¥192,353.7	1.26%

Financed by:
Interest-bearing liabilities:
Domestic	¥128,686.3	0.26%	¥135,793.5	0.23%
Foreign	33,932.1	0.91	36,761.9	0.76

Total	162,618.4	0.40	172,555.4	0.34
Non-interest-bearing liabilities	18,576.3	—	19,798.3	—

Total	¥181,194.7	0.36%	¥192,353.7	0.31%

Interest rate spread		1.10%		0.92%
Net interest income as a percentage of total interest-earning assets		1.14%		0.95%

Note:

(1)	Interest income on foreign activities for the six months ended September 30, 2011 includes a gain of ¥139.3 billion on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock. For more information, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net interest income for the six months ended September 30, 2012 was ¥918.9 billion, a decrease of ¥115.1 billion from ¥1,034.0 billion for the six months ended September 30, 2011. The higher net interest income for the six months ended September 30, 2011 reflected the one-time gain of ¥139.3 billion on the conversion rate adjustments of convertible preferred stock of Morgan Stanley. Excluding the one-time gain, net interest income increased ¥24.2 billion from ¥894.7 billion for the six months ended September 30, 2011 to ¥918.9 billion, mainly due to higher average balances of domestic investment securities, and domestic and foreign loans, despite lower average interest rate spreads both on our securities investments and on our loans due to the slowdown of the global economy.

Interest income decreased ¥144.3 billion to ¥1,213.9 billion for the six months ended September 30, 2012 from ¥1,358.2 billion for the same period of the previous fiscal year. For the six months ended September 30, 2012, compared to the same period of the previous fiscal year, interest income on activities in Japan decreased ¥61.2 billion and interest income on foreign activities decreased ¥83.1 billion. The higher interest income on foreign activities for the six months ended September 30, 2011 reflected the one-time gain of ¥139.3 billion on the conversion rate adjustments of convertible preferred stock of Morgan Stanley.

Interest expense also decreased ¥29.2 billion to ¥295.0 billion for the six months ended September 30, 2012 from ¥324.2 billion for the same period of the previous fiscal year. The decrease is mainly due to lower short-term funding rates as well as a decrease of ¥1,180.0 billion in the average balance of long-term debt.

The average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) decreased 0.18 percentage points to 0.92% for the six months ended

September 30, 2012 from 1.10% for the six months ended September 30, 2011. For the six months ended September 30, 2012 compared to the same period of the prior year, the average interest rate on interest-earning assets decreased 0.24 percentage points to 1.26% from 1.50%, while the average interest rate on interest-bearing liabilities decreased 0.06 percentage points to 0.34% from 0.40%, which resulted in the overall decrease in the average interest rate spread. The average interest rate spread on domestic activities decreased 0.11 percentage points to 0.74% for the six months ended September 30, 2012 from 0.85% for the same period of the previous fiscal year as interest rates on interest-earning assets decreased at steeper rates than interest-bearing liabilities in the current low interest rate environment. The average interest rate spread on foreign activities decreased 0.34 percentage points to 1.19% for the six months ended September 30, 2012 from 1.53% for the same period of the previous fiscal year. Excluding the one-time gain on the conversion rate adjustment of Morgan Stanley’s convertible preferred stock, our average foreign interest rate spread improved primarily because we were able to effectively manage the yields on our interest-earning assets while interest rates on our interest-bearing liabilities decreased as market interest rates declined.

In Japan, the Bank of Japan maintained its monetary easing policies and “zero interest rate” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline while the average interest rate on domestic interest-bearing liabilities reached and remained at historically low levels. If the Bank of Japan continues to maintain its zero interest rate policy as well as other monetary easing policies, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, if additional monetary easing policies are adopted in the United States and European countries, our interest rate spread on foreign activities may also be negatively impacted.

Average interest-earning assets for the six months ended September 30, 2012 were ¥192,353.7 billion, an increase of ¥11,159.0 billion from ¥181,194.7 for the six months ended September 30, 2011. Average domestic interest-earning assets for the six months ended September 30, 2012 were ¥135,488.5 billion, an increase of ¥6,609.3 billion from ¥128,879.2 billion for the six months ended September 30, 2011, mainly due to increased investment securities and loans. Average foreign interest-earning assets for the six months ended September 30, 2012 were ¥56,865.2 billion, an increase of ¥4,549.7 billion from ¥52,315.5 billion for the six months ended September 30, 2011, mainly due to an increase in trading account assets resulting from transactions relating to such assets as well as gains on valuations of such assets under the fair value option and an increase in loans, which were partially offset by a decrease in deposits in other banks, a decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions, reflecting reductions in deposits and investment securities held by foreign branches of our banking subsidiary.

Average interest-bearing liabilities for the six months ended September 30, 2012 were ¥172,555.4 billion, an increase of ¥9,937.0 billion from ¥162,618.4 billion for the six months ended September 30, 2011. Average domestic interest-bearing liabilities for the six months ended September 30, 2012 were ¥135,793.5 billion, an increase of ¥7,107.2 billion from ¥128,686.3 billion for the six months ended September 30, 2011, mainly due to increase in short-term funding such as call money, funds purchased, and payables under repurchase agreements and securities lending transactions to the central bank, and deposits, which were partially offset by a decrease in long-term debt, reflecting a decrease in obligations under loan securitization transactions accounted for as secured borrowings. Average foreign interest-bearing liabilities for the six months ended September 30, 2012 were ¥36,761.9 billion, an increase of ¥2,829.8 billion from ¥33,932.1 billion for the six months ended September 30, 2011, mainly due to an increase in deposits in foreign branches of our banking subsidiary, partially offset by decreases in short-term funding and long-term debt such as subordinated borrowings.

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For the details of the provision for credit losses and the description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in billions)
Fees and commissions income:
Trust fees	¥48.3	¥45.5
Fees on funds transfer and service charges for collections	69.9	68.5
Fees and commissions on international business	28.0	27.7
Fees and commissions on credit card business	75.2	74.5
Service charges on deposits	9.4	8.5
Fees and commissions on securities business	62.6	66.6
Fees on real estate business	10.2	12.0
Insurance commissions	16.0	16.9
Fees and commissions on stock transfer agency services	26.0	25.4
Guarantee fees	30.1	28.1
Fees on investment funds business	67.4	57.9
Other fees and commissions	105.7	109.4

Total	548.8	541.0
Foreign exchange gains—net	67.8	76.6
Trading account profits—net:
Net profits on interest rate and other derivative contracts	145.0	93.6
Net profits on trading account securities, excluding derivatives	304.2	208.2

Total	449.2	301.8
Investment securities gains (losses)—net:
Net gains on sales of securities available for sale:
Debt securities	113.2	135.8
Marketable equity securities	17.2	8.7
Impairment losses on securities available for sale:
Debt securities	(7.3)	(6.2)
Marketable equity securities	(149.5)	(112.8)
Other	7.2	10.2

Total	(19.2)	35.7
Equity in earnings (losses) of equity method investees—net	(515.4)	10.0
Other non-interest income	77.6	61.9

Total non-interest income	¥608.8	¥1,027.0

Non-interest income for the six months ended September 30, 2012 was ¥1,027.0 billion, an increase of ¥418.2 billion from ¥608.8 billion for the six months ended September 30, 2011. This increase was mainly attributable to net equity in earnings of equity method investees of ¥10.0 billion for the six months ended September 30, 2012, compared to net equity in losses of equity method investees losses of ¥515.4 billion for the six months ended September 30, 2011, which included an other-than-temporary impairment loss on our investment in the common stock of Morgan Stanley.

Fees and commissions income

Fees and commission income for the six months ended September 30, 2012 was ¥541.0 billion, a decrease of ¥7.8 billion from ¥548.8 billion for the six months ended September 30, 2011. This decrease was primarily due to a decrease of ¥9.5 billion in fees and commissions on the investment funds business reflecting weak equity and bond market activity, and a decrease of ¥2.0 billion in guarantee fees reflecting weak demand in domestic markets both from individual and corporate customers. These decreases were partially offset by a ¥4.0 billion increase in fees and commissions in the securities business as the overall transaction volume increased through enhanced collaboration between our banking and securities subsidiaries.

Net foreign exchange gains

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in billions)
Foreign exchange gains—net:
Foreign exchange gains on derivative contracts	¥46.4	¥98.9
Foreign exchange gains on other than derivative contracts	1,028.3	878.7
Foreign exchange losses related to the fair value option	(1,006.9)	(901.0)

Total	¥67.8	¥76.6

Net foreign exchange gains are comprised of foreign exchange gains (losses) related to derivative contracts, foreign exchange gains (losses) on other than derivative contracts and foreign exchange gains (losses) related to the fair value option.

Foreign exchange gains (losses) on derivative contracts were net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For the details of derivative contracts, see Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this Report. Foreign exchange gains on other than derivative contracts include transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings. Foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on translation into Japanese yen for securities under fair value option. For the details of the fair value option, see Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net foreign exchange gains for the six months ended September 30, 2012 were ¥76.6 billion, an increase of ¥8.8 billion from ¥67.8 billion for the six months ended September 30, 2011. During the six months ended September 30, 2012, the Japanese yen further appreciated against the US dollar from ¥82.91 to US$1 at April 2, 2012 to ¥77.58 to US$1 at September 28, 2012. Foreign exchange gains on derivative contracts for the six months ended September 30, 2012 increased compared to the same period of the previous fiscal year due to the gains from foreign exchange derivatives such as currency swap transactions mainly in our banking and securities subsidiaries with the Japanese yen appreciating against other currencies. Foreign exchange gains on other than derivative contracts decreased for the six months ended September 30, 2012 compared to the same period of the previous fiscal year, mainly due to translation losses on monetary liabilities denominated in foreign currencies. Foreign exchange losses related to the fair value option decreased for the six months ended September 30, 2012 compared to the same period of the prior year, mainly due to purchases of securities denominated in foreign currencies with the Japanese yen appreciating against other currencies.

Net trading account profits

The following table sets forth the details of our trading account profits and losses for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in billions)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥90.4	¥30.2
Equity contracts	45.8	66.8
Commodity contracts	12.7	3.9
Credit derivatives	7.8	(9.8)
Other	(11.7)	2.5

Total	¥145.0	¥93.6

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	¥(38.1)	¥(6.0)
Trading account securities under the fair value option	342.3	214.2

Total	¥304.2	¥208.2

Total	¥449.2	¥301.8

Trading account assets or liabilities are carried at fair value and changes in the value of trading account assets or liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to application of certain accounting rules.

Of the two categories, trading purpose activities represent a smaller portion of our trading account profits.

We generally do not separate for financial reporting purposes customer originated trading activities from those with non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable currency. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into the other side of transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits are comprised of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which relate to primarily trading purpose activities, primarily includes:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions; and

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits (losses) on trading account securities primarily constitute gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting treatments. Net profits (losses) on securities under the fair value option are classified into trading accounts profits (losses) in accordance with certain accounting treatments. For the details of the fair value option, see Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits for the six months ended September 30, 2012 were ¥301.8 billion, a decrease of ¥147.4 billion from ¥449.2 billion for the six months ended September 30, 2011. The decrease in net trading account profits was due to a ¥51.4 billion decrease in net profits on interest rate and other derivatives contracts and a ¥96.0 billion decrease in net profits on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are comprised of net profits (losses) on interest rate contracts, equity contracts, commodity contracts, credit derivatives and others. Net profits on interest rate and other derivative contracts decreased ¥51.4 billion to ¥93.6 billion for the six months ended September 30, 2012 from ¥145.0 billion for the same period of the previous fiscal year, mainly due to a ¥60.2 billion decrease in net profits on interest rate contracts reflecting realized losses on interest rate swap transactions in our banking subsidiary, partially offset by a ¥21.0 billion increase in net profits on equity contracts such as equity index future contracts, which our securities subsidiary utilized to hedge its equity price fluctuation risk.

Net profits (losses) on trading account securities, excluding derivatives, are comprised of net profits (losses) on trading account securities and net profits (losses) on trading account securities under the fair value option. Net profits on trading account securities, excluding derivatives, decreased ¥96.0 billion to ¥208.2 billion for the six months ended September 30, 2012 from ¥304.2 billion for the same period of the prior year. This decrease was mainly due to a decrease of ¥128.1 billion on valuation of securities under the fair value option reflecting lower valuations of foreign currency dominated debt securities, which was partially offset by an increase of ¥32.1 billion on the valuation of trading securities, excluding securities under the fair value option, reflecting gradual improvement in market conditions.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary.

Net investment securities gains of ¥35.7 billion were recorded for the six months ended September 30, 2012, compared to net investment securities losses of ¥19.2 billion for the same period of the previous fiscal year. This improvement was primarily due to a decrease in impairment losses on marketable equity securities. In addition, net gains on sales of debt securities available for sale increased ¥22.6 billion to ¥135.8 billion for the six months ended September 30, 2012 from ¥113.2 billion for the same period of the previous fiscal year, as our banking and trust banking subsidiaries took advantage of the low interest rate environment.

Net equity in earnings (losses) of equity method investees

Net equity in earnings of equity method investees for the six months ended September 30, 2012 was ¥10.0 billion, compared to net equity in losses of equity method investees of ¥515.4 billion for the same period of the previous fiscal year, which included an other-than-temporary impairment loss of ¥579.5 billion on our investment in the common stock of Morgan Stanley.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in billions)
Salaries and employee benefits	¥443.7	¥460.9
Occupancy expenses—net	79.4	77.5
Fees and commission expenses	101.8	100.6
Outsourcing expenses, including data processing	94.9	98.7
Depreciation of premises and equipment	45.8	46.6
Amortization of intangible assets	105.3	103.0
Impairment of intangible assets	27.0	0.2
Insurance premiums, including deposit insurance	58.0	48.8
Communications	24.7	23.6
Taxes and public charges	31.7	33.4
Other non-interest expenses	147.2	189.0

Total non-interest expense	¥1,159.5	¥1,182.3

Non-interest expense for the six months ended September 30, 2012 was ¥1,182.3 billion, an increase of ¥22.8 billion from ¥1,159.5 billion for the six months ended September 30, 2011. This increase was primarily attributable to increases in salaries and employee benefits as well as other non-interest expenses, partially offset by a decrease in impairment of intangible assets.

Salaries and employee benefits

Salaries and employee benefits for the six months ended September 30, 2012 were ¥460.9 billion, an increase of ¥17.2 billion from ¥443.7 billion for the six months ended September 30, 2011. This increase was mainly due to an increase in pension and retirement benefits, and a net increase in salary expenses relating to our banking, trust banking and securities subsidiaries.

Impairment of intangible assets

Impairment of intangible assets for the six months ended September 30, 2012 was ¥0.2 billion, a decrease of ¥26.8 billion from ¥27.0 billion for the six months ended September 30, 2011. The larger impairment losses of intangible assets for the six months ended September 30, 2011 mainly consisted of ¥8.3 billion of impairment losses on our contractual rights associated with a business alliance in the credit card business and ¥18.6 billion of impairment losses on customer relationships relating to fund contracts in the investment fund and trust operations.

Other non-interest expenses

Other non-interest expenses for the six months ended September 30, 2012 were ¥189.0 billion, an increase of ¥41.8 billion from ¥147.2 billion for the same period of the previous fiscal year. This increase was primarily due to realized losses resulting from the deconsolidation of overseas consolidated variable interest entities, or VIEs.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in billions, except percentages)
Income before income tax expense	¥394.0	¥683.6
Income tax expense	¥198.8	¥70.5
Effective income tax rate	50.5%	10.3%
Combined normal effective statutory tax rate	40.6%	38.0%

The combined normal effective statutory income tax rates were 40.6% and 38.0% for the six months ended September 30, 2011 and 2012, respectively. This change in the combined normal effective statutory tax rate was due to amendments to Japanese tax laws. For further information, see “Financial Condition—Deferred Tax Assets.”

For the six months ended September 30, 2012, the effective income tax rate was 10.3%, which was 27.7 percentage points lower than the combined normal effective statutory tax rate of 38.0%. This primarily reflected the liquidation of a subsidiary, whose assets and operations we took over after the liquidation, and the realization of tax benefits from the temporary differences not previously recognized as a deferred tax asset.

For the six months ended September 30, 2011, the effective income tax rate was 50.5%, which was 9.9 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This primarily reflected an increase in the valuation allowance for future deductible temporary differences recognized as a result of recording impairment losses on investments in equity method investees.

Net Income Attributable to Noncontrolling Interests

We recorded net income attributable to noncontrolling interests of ¥17.1 billion for the six months ended September 30, 2012, compared to net income attributable to noncontrolling interests of ¥4.2 billion for the six months ended September 30, 2011, mainly due to the improved results of our securities subsidiary for the six months ended September 30, 2012.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily equivalent to the formula allowance under US GAAP), foreign exchange gains (losses) and investment securities gains (losses). We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five areas—Retail, Corporate, Trust Assets, Global, and Global Markets. Operations that are not covered by the integrated business group system are classified under Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UNBC, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD. Effective July 1, 2012, we shifted sales and trading businesses of MUSHD’s foreign subsidiaries from the Integrated Global Business Group to the Global Markets segment as part of our efforts to strengthen the cooperation between BTMU and MUSHD of their markets businesses. This change was implemented to expand investor relationships while improving our trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2012, we modified some of our managerial accounting methodologies, including redefining items to be included in Operating profit (loss), in order to integrate the managerial accounting methodologies among our group companies.

Prior period business segment information included in this Report has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2011 and 2012, respectively.

For further information, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Our business segment information, set forth in the following table, is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices, and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Six months ended September 30, 2011
Net revenue:	¥619.9	¥430.1	¥72.1	¥166.0	¥135.7	¥301.7	¥404.1	¥8.7	¥1,836.6
Operating expenses	454.6	222.9	43.7	96.3	90.6	186.9	63.9	78.5	1,050.5

Operating profit (loss)	¥165.3	¥207.2	¥28.4	¥69.7	¥45.1	¥114.8	¥340.2	¥(69.8)	¥786.1

Six months ended September 30, 2012
Net revenue:	¥586.9	¥421.5	¥67.0	¥191.4	¥130.8	¥322.2	¥460.9	¥15.6	¥1,874.1
Operating expenses:	452.9	218.2	43.3	112.3	92.0	204.3	65.1	89.2	1,073.0

Operating profit (loss):	¥134.0	¥203.3	¥23.7	¥79.1	¥38.8	¥117.9	¥395.8	¥(73.6)	¥801.1

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥33.0 billion to ¥586.9 billion for the six months ended September 30, 2012 from ¥619.9 billion for the six months ended September 30, 2011. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue mainly reflected a decrease in deposit-related income due to the impact of the low interest rate environment that continued throughout the reporting period, and a decrease in income related to our group companies engaged in the consumer finance business due to lower lending volumes. Operating expenses of the Integrated Retail Banking Business Group decreased ¥1.7 billion to ¥452.9 billion for the six months ended September 30, 2012 from ¥454.6 billion for the six months ended September 30, 2011. As a result, operating profit of the Integrated Retail Banking Business Group decreased ¥31.3 billion to ¥134.0 billion for the six months ended September 30, 2012 from ¥165.3 billion for the six months ended September 30, 2011.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥8.6 billion to ¥421.5 billion for the six months ended September 30, 2012 from ¥430.1 billion for the six months ended September 30, 2011. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue mainly reflected lower revenue from corporate lending due to declining interest rates despite the higher average balance of loans, partially offset by higher revenue from the structured finance business, including mergers and acquisitions financing, and from the derivative business for customers. Operating expenses of the Integrated Corporate Banking Business Group were ¥218.2 billion for the six months ended September 30, 2012, a decrease of ¥4.7 billion from ¥222.9 billion for the six months ended September 30, 2011. As a result, operating profit of the Integrated Corporate Banking Business Group decreased ¥3.9 billion to ¥203.3 billion for the six months ended September 30, 2012 from ¥207.2 billion for the six months ended September 30, 2011.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥5.1 billion to ¥67.0 billion for the six months ended September 30, 2012 from ¥72.1 billion for the six months ended September 30, 2011. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products, such as pension trusts and investment trusts. The slight decrease in net revenue mainly reflected the continued difficult operating environment for the asset management business, resulting in a net cash outflow from a primary fund managed by our asset management subsidiary. With the slight decrease of ¥0.4 billion in operating expenses, the Integrated Trust Assets Business Group recorded operating profit of ¥23.7 billion, a decrease of ¥4.7 billion from ¥28.4 billion for the six months ended September 30, 2011.

Integrated Global Business Group

Net revenue of the Integrated Global Business Group increased ¥20.5 billion to ¥322.2 billion for the six months ended September 30, 2012 from ¥301.7 billion for the six months ended September 30, 2011 mainly due to an increase in revenue from Asia through the lending, foreign exchange, structured finance and trade finance operations. This increase was partially offset by a decrease in UNBC’s net revenue primarily due to lower non-interest income, which mainly reflected an upward adjustment to the amortization rate for the FDIC indemnification asset as a result of improved credit performance of FDIC covered loans, a decrease in card processing fees due to lower transaction fees charged following changes in applicable regulations, and lower trust and investment management fees due to the sale of certain business units. As a result of the increase in revenues, operating profits for the six months ended September 30, 2012 were ¥117.9 billion, an increase of ¥3.1 billion from ¥114.8 billion for the six months ended September 30, 2011, which was partially offset by a ¥17.4 billion increase in operating expenses due to increased overseas activities.

Global Markets

Net revenue of Global Markets increased ¥56.8 billion to ¥460.9 billion for the six months ended September 30, 2012 from ¥404.1 billion for the six months ended September 30, 2011, mainly due to an increase in revenues from asset and liability management by our banking subsidiaries and from the fixed income business of our securities subsidiary. Operating expenses of the Global Markets increased ¥1.2 billion to ¥65.1 billion for the six months ended September 30, 2012 from ¥63.9 billion for the six months ended September 30, 2011. As a result, operating profit of the Global Markets increased ¥55.6 billion to ¥395.8 billion for the six months ended September 30, 2012, from ¥340.2 billion for the six months ended September 30, 2011.

Financial Condition

Total Assets

Reflecting the various factors discussed below, our total assets at September 30, 2012 were ¥215.17 trillion, a decrease of ¥0.03 trillion from ¥215.20 trillion at March 31, 2012.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2012 and September 30, 2012, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2012	September 30, 2012
	(in billions)
Domestic:
Manufacturing	¥11,451.7	¥11,336.6
Construction	1,155.9	1,078.1
Real estate	11,035.0	10,840.9
Services	3,239.7	3,141.8
Wholesale and retail	8,492.2	8,149.8
Banks and other financial institutions(1)	3,511.1	3,620.4
Communication and information services	1,284.6	1,344.7
Other industries	10,390.2	10,883.1
Consumer	17,636.6	17,336.6

Total domestic	68,197.0	67,732.0

Foreign:
Governments and official institutions	554.9	544.2
Banks and other financial institutions(1)	4,722.6	4,668.8
Commercial and industrial	15,676.0	15,559.3
Other	3,238.8	3,446.2

Total foreign	24,192.3	24,218.5

Unearned income, unamortized premium—net and deferred loan fees—net	(91.1)	(99.6)

Total(2)	¥92,298.2	¥91,850.9

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)	The above table includes loans held for sale of ¥46.6 billion at March 31, 2012, and ¥80.2 billion at September 30, 2012, which are carried at the lower of cost or estimated fair value.

Loans are our primary use of funds. At September 30, 2012, our total loans were ¥91.85 trillion, representing a decrease of ¥0.45 trillion from ¥92.30 trillion at March 31, 2012. For the six months ended September 30, 2012, the average balance of loans was ¥91.32 trillion, accounting for 47.5% of the average total interest-earning assets, compared to ¥86.71 trillion, representing 47.9% of the total interest-earning assets, for the same period of the previous fiscal year.

Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at September 30, 2012 consisted of ¥67.73 trillion of domestic loans and ¥24.22 trillion of foreign loans, while the loan balance at March 31, 2012 consisted of ¥68.20 trillion of domestic loans and ¥24.19 trillion of foreign loans. Between March 31, 2012 and September 30, 2012, domestic loans decreased ¥0.47 trillion and foreign loans increased ¥0.03 trillion. The decrease in domestic loans was mainly due to decreases in our loans outstanding to the wholesale and retail, consumer and real estate categories, which decreased ¥0.34 trillion, ¥0.30 trillion, and ¥0.19 trillion, respectively, partially offset by a ¥0.49 trillion increase in the other industries category. Our domestic loan portfolio reflected stagnant economic conditions in Japan, especially in industries subject to consumer discretionary spending. The increase in foreign loans was mainly driven by an increase in demand for loans from the other category, reflecting increased lending by UNBC due to the expansion of its consumer loan portfolio. Foreign loans in the governments and official institutions, banks and other financial institutions, and commercial and industrial categories, decreased 1.94%, 1.14%, and 0.74%, respectively, reflecting the appreciation of the Japanese yen against the US dollar and the euro. Without the foreign exchange translation effect, foreign loans in these categories increased between March 31, 2012 and September 30, 2012.

Changes in the allowance for credit losses and provision for credit losses

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2012 and for the six months ended September 30, 2011 and 2012:

	Fiscal year ended March 31,	Six months ended September 30,
	2012	2011	2012
	(in billions)
Balance at beginning of period	¥1,240.5	¥1,240.5	¥1,285.5
Provision for credit losses	223.8	89.3	80.0
Charge-offs:
Domestic	(182.7)	(102.4)	(69.4)
Foreign	(34.1)	(15.2)	(6.9)

Total	(216.8)	(117.6)	(76.3)
Recoveries	43.4	22.7	15.7

Net charge-offs	(173.4)	(94.9)	(60.6)
Others(1)	(5.4)	(6.7)	(3.2)

Balance at end of period	¥1,285.5	¥1,228.2	¥1,301.7

Note:

(1)	Others principally include gains or losses from foreign exchange translation.

The provision for credit losses for the six months ended September 30, 2012 was ¥80.0 billion, a decrease of ¥9.3 billion from ¥89.3 billion for the six months ended September 30, 2011. The decrease in the provision for credit losses was mainly due to a decrease in the domestic provision for credit losses, partially offset by an increase in the provision for credit losses in our foreign loan portfolio. The decrease in the provision for credit losses in our domestic loan portfolio was mainly due to a decrease in loans to borrowers categorized as Close Watch under our internal borrower rating system, and lower allowance ratios applied to loans to borrowers categorized as Close Watch and Normal under our internal borrower system. The lower allowance ratios reflected improvements in risk model parameters, including probability of default and loss given default.

Charge-offs for the six months ended September 30, 2012 were ¥76.3 billion, a decrease of ¥41.3 billion from ¥117.6 billion for the six months ended September 30, 2011, primarily reflecting fewer bankruptcies or borrowers deemed virtually bankrupt in our domestic loan portfolio.

The total allowance for credit losses at September 30, 2012 was ¥1,301.7 billion, an increase of ¥16.2 billion from ¥1,285.5 billion at March 31, 2012, as we recorded a provision for credit losses of ¥80.0 billion while we had net charge-offs of ¥60.6 billion for the six months ended September 30, 2012. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

We have divided our allowance for loan losses into four portfolio segments—Commercial, Residential, Card and UNBC.

For the Commercial and UNBC segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances comprise (1) an allowance for individual loans specifically identified for evaluation, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowance. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for individual loans specifically identified for evaluation or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the UNBC segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolio in this segment have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies. For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process. Each of these components is determined based on estimates subject to change when actual events occur.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2012.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2012.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2012 and September 30, 2012 are shown below:

At March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥705.8	¥101.8	¥47.4	¥5.3	¥860.3
Collectively evaluated for impairment	245.9	67.8	21.2	53.9	388.8
Loans acquired with deteriorated credit quality	32.6	2.2	0.3	1.3	36.4

Total	984.3	¥171.8	¥68.9	¥60.5	¥1,285.5

Loans:
Individually evaluated for impairment	¥1,479.1	¥321.1	¥145.8	¥44.5	¥1,990.5
Collectively evaluated for impairment	70,208.3	15,246.3	597.6	4,087.3	90,139.5
Loans acquired with deteriorated credit quality	108.6	19.5	14.5	70.1	212.7

Total(1)	¥71,796.0	¥15,586.9	¥757.9	¥4,201.9	¥92,342.7

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

At September 30, 2012:	Commercial	Residential	Card	UNBC	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥758.5	¥118.3	¥42.9	¥3.4	¥923.1
Collectively evaluated for impairment	227.4	39.0	16.8	54.4	337.6
Loans acquired with deteriorated credit quality	37.6	2.9	0.2	0.3	41.0

Total	¥1,023.5	¥160.2	¥59.9	¥58.1	¥1,301.7

Loans:
Individually evaluated for impairment	¥1,610.3	¥314.4	¥134.8	¥45.1	¥2,104.6
Collectively evaluated for impairment	69,726.7	15,033.1	558.1	4,252.0	89,569.9
Loans acquired with deteriorated credit quality	110.9	18.9	13.7	52.2	195.7

Total(1)	¥71,447.9	¥15,366.4	¥706.6	¥4,349.3	¥91,870.2

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

The total allowance for credit losses at September 30, 2012 was ¥1,301.7 billion, an increase of ¥16.2 billion from ¥1,285.5 billion at March 31, 2012, due in part to the negative effect of an increase in the balance of loans individually evaluated for an impairment, particularly in the Commercial segment. For more information, see “—Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more,” “—Impaired loans and impairment allowance” and “—Credit quality indicator” below.

The total allowance for credit losses represented 1.42% of our total loan portfolio at September 30, 2012, an increase of 0.03 percentage points from 1.39% at March 31, 2012. The increase in the ratio of the total allowance for credit losses to our total loan portfolio primarily reflected the deteriorated credit quality of the loan portfolio of the Commercial segment.

The total allowance for the Commercial segment at September 30, 2012 was ¥1,023.5 billion, an increase of ¥39.2 billion from ¥984.3 billion at March 31, 2012. This increase was primarily due to an increase in the allowance individually evaluated for impairment reflecting an increase in impaired loans mainly caused by deterioration in the credit quality of some large domestic borrowers in the manufacturing and wholesale and retail industries that were adversely affected by increased global competition and weaker consumer spending, and some large domestic borrowers in the real estate industry that were adversely affected by stagnant economic conditions in Japan. The total allowance for the Residential segment at September 30, 2012 was ¥160.2 billion, a decrease of ¥11.6 billion from ¥171.8 billion at March 31, 2012, although the allowance individually evaluated for impairment in the Residential segment increased ¥16.5 billion. The total allowance for the Card segment at September 30, 2012 was ¥59.9 billion, a decrease of ¥9.0 billion from ¥68.9 billion at March 31, 2012. The total allowance for the UNBC segment at September 30, 2012 was ¥58.1 billion, a decrease of ¥2.4 billion from ¥60.5 billion at March 31, 2012, primarily due to a decrease in the allowance individually evaluated for impairment of ¥1.9 billion to ¥3.4 billion at September 30, 2012 from ¥5.3 billion at March 31, 2012.

For more information on impaired loans and impairment allowance, see “—Impaired loans and impairment allowance” below.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment.

Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties. When we grant a concession to a borrower experiencing financial difficulties, we account for a loan restructuring as a troubled debt restructuring in accordance with the guidance on troubled debt restructuring by creditors. When the restructuring constitutes a troubled debt restructuring and the borrower was classified as “Likely to become Bankrupt” or “Legally/Virtually Bankrupt” in our internal borrower rating system and the loan was on the nonaccrual status before the restructuring, the loan continues to be classified as a nonaccrual loan after the restructuring. On the other hand, if the loan was an accruing loan before the restructuring, the loan continues to be accruing after the restructuring.

For information on our troubled debt restructurings during the six months ended September 30, 2012, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥200.1	¥225.3
Construction	40.1	40.5
Real estate	127.8	161.1
Services	86.0	87.2
Wholesale and retail	238.0	255.2
Banks and other financial institutions	7.8	7.3
Communication and information services	33.4	32.8
Other industries	49.2	48.4
Consumer	288.4	288.6

Total domestic	1,070.8	1,146.4
Foreign	119.0	119.5

Total nonaccrual loans	1,189.8	1,265.9

Restructured loans:
Domestic:
Manufacturing	171.5	233.2
Construction	16.4	16.4
Real estate	87.8	80.4
Services	103.3	101.9
Wholesale and retail	134.7	138.4
Banks and other financial institutions	1.9	2.3
Communication and information services	18.4	18.9
Other industries	15.6	13.5
Consumer	281.3	257.1

Total domestic	830.9	862.1
Foreign	92.2	110.7

Total restructured loans	923.1	972.8

Accruing loans contractually past due 90 days or more:
Domestic	65.5	45.1
Foreign	0.1	0.3

Total accruing loans contractually past due 90 days or more	65.6	45.4

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥2,178.5	¥2,284.1

Total loans	¥92,298.2	¥91,850.9

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	2.36%	2.49%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥105.6 billion to ¥2,284.1 billion at September 30, 2012 from ¥2,178.5 billion at March 31, 2012. The percentage of such nonperforming loans to total loans increased to 2.49% at September 30, 2012 from 2.36% at March 31, 2012.

Total nonaccrual loans were ¥1,265.9 billion at September 30, 2012, an increase of ¥76.1 billion from ¥1,189.8 billion at March 31, 2012, mainly due to an increase of ¥75.6 billion in domestic nonaccrual loans. The increase in domestic nonaccrual loans was mainly due to changes from normal loans to nonaccrual loans of some large domestic borrowers as their credit ratings were downgraded under our internal borrower rating system. In particular, nonaccrual loans in the real estate category increased ¥33.3 billion to ¥161.1 billion at September 30, 2012 from ¥127.8 billion at March 31, 2012, mainly due to deterioration in the credit quality of some large corporate borrowers that were negatively affected by the slowing real estate markets in Japan. Nonaccrual loans in the manufacturing category increased ¥25.2 billion to ¥225.3 billion at September 30, 2012 from ¥200.1 billion at March 31, 2012, mainly due to deterioration in the credit quality of some large borrowers that were negatively affected by increased global competition and weaker consumer spending in Japan. Nonaccrual loans in the wholesale and retail category increased ¥17.2 billion to ¥255.2 billion at September 30, 2012 from ¥238.0 billion at March 31, 2012, primarily due to deterioration in the credit quality of a large borrower adversely affected by weaker consumer spending. On the other hand, foreign nonaccrual loans slightly increased ¥0.5 billion from ¥119.0 billion at March 31, 2012 to ¥119.5 billion at September 30, 2012.

Total restructured loans were ¥972.8 billion at September 30, 2012, an increase of ¥49.7 billion from ¥923.1 billion at March 31, 2012. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Domestic restructured loans increased ¥31.2 billion to ¥862.1 billion at September 30, 2012 from ¥830.9 billion at March 31, 2012, mainly due to an increase in restructured loans in the manufacturing category. Restructured loans in the manufacturing category increased ¥61.7 billion, mainly due to the restructuring of loans to a large borrower in Japan that was adversely affected by increased global competition and sought restructuring of its outstanding loans to improve its liquidity and capital position. This increase was partially offset by a ¥24.2 billion decrease in restructured loans in the consumer category and a ¥7.4 billion decrease in restructured loans in the real estate category. Foreign restructured loans increased ¥18.5 billion to ¥110.7 billion at September 30, 2012 from ¥92.2 billion at March 31, 2012, primarily due to an increase in loans held by UNBC.

Impaired loans and impairment allowance

The following tables show information about impaired loans by class at March 31, 2012 and September 30, 2012:

	At March 31, 2012
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total
			(in billions)
Commercial
Domestic	¥1,045.3	¥279.4	¥1,324.7	¥1,387.0	¥616.8
Manufacturing	302.2	56.3	358.5	376.4	187.1
Construction	33.8	22.0	55.8	60.5	20.0
Real estate	112.4	51.0	163.4	176.5	52.1
Services	140.2	36.4	176.6	182.0	74.7
Wholesale and retail	299.6	69.1	368.7	375.5	192.7
Banks and other financial institutions	9.4	0.3	9.7	11.8	2.3
Communication and information services	39.1	12.5	51.6	54.1	23.3
Other industries	54.2	8.9	63.1	63.3	40.5
Consumer	54.4	22.9	77.3	86.9	24.1
Foreign-excluding UNBC	154.2	0.2	154.4	155.4	89.1
Loans acquired with deteriorated credit quality	34.5	0.1	34.6	56.1	10.7
Residential	303.4	23.5	326.9	406.7	102.9
Card	145.2	1.6	146.8	164.7	47.4
UNBC	29.6	14.9	44.5	50.0	5.3

Total	¥1,712.2	¥319.7	¥2,031.9	¥2,219.9	¥872.2

Note:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

	At September 30, 2012
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance
	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total
			(in billions)
Commercial
Domestic	¥1,162.3	¥289.2	¥1,451.5	¥1,513.0	¥664.8
Manufacturing	393.0	53.3	446.3	464.3	215.3
Construction	41.5	14.2	55.7	58.7	27.4
Real estate	121.0	73.8	194.8	205.3	51.3
Services	135.2	37.7	172.9	177.5	70.6
Wholesale and retail	323.4	63.8	387.2	396.4	214.8
Banks and other financial institutions	9.3	0.2	9.5	11.6	2.1
Communication and information services	37.2	13.7	50.9	53.6	23.1
Other industries	48.9	9.5	58.4	60.0	37.7
Consumer	52.8	23.0	75.8	85.6	22.5
Foreign-excluding UNBC	158.8	0.0	158.8	158.8	93.7
Loans acquired with deteriorated credit quality	33.6	0.0	33.6	51.2	10.8
Residential	303.5	15.8	319.3	372.0	119.6
Card	134.2	1.5	135.7	151.9	42.8
UNBC	28.6	16.5	45.1	50.5	3.4

Total(2)	¥1,821.0	¥323.0	¥2,144.0	¥2,297.4	¥935.1

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥1.0 billion.

The following table shows information about average the recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011		2012
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,241.7	¥10.9	¥1,392.5	¥11.8
Manufacturing	318.8	3.2	404.8	3.4
Construction	66.9	0.7	55.8	0.6
Real estate	178.7	1.2	181.0	1.4
Services	175.8	1.7	174.8	1.7
Wholesale and retail	305.3	2.8	377.9	3.1
Banks and other financial institutions	9.9	—	9.6	0.1
Communication and information services	57.3	0.6	51.2	0.5
Other industries	54.9	0.5	60.7	0.4
Consumer	74.1	0.2	76.7	0.6
Foreign-excluding UNBC	132.5	0.4	156.0	1.4
Loans acquired with deteriorated credit quality	36.7	2.0	34.0	1.8
Residential	314.4	3.7	323.2	3.3
Card	152.2	3.5	141.2	3.4
UNBC	46.8	0.4	44.6	0.6

Total	¥1,924.3	¥20.9	¥2,091.5	¥22.3

Impaired loans primarily include nonaccrual loans and restructured loans. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on and repayment of the principal of the loan when due according to the contractual terms of the loan agreement.

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on or repayment of the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or De Facto Bankrupt” status under the Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. We consider a loan to be a restructured loan when we grant a concession to a borrower having financial difficulties, such as a reduction in the stated interest rate applicable to the loan, an extension of the stated maturity date of the loan, or a partial forgiveness of the principal of the loan. Substantially all of our restructured loans are considered troubled debt restructurings in accordance with the guidance on troubled debt restructuring by creditors, and they are also classified as impaired loans.

For a discussion of the borrower categories, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2012.

In many instances, we make a concession to a borrower that meets the definition of troubled debt restructuring when the loan is still accruing interest. We continue to accrue interest after the loan is restructured if the ultimate collectibility of all amounts contractually due on the restructured loan is not in doubt. If, however, we agree to a restructuring of a nonaccrual impaired loan, the loan generally continues to be classified as a nonaccrual loan following the restructuring because such borrowers will often continue to face financial difficulty. If the borrower is not delinquent under the restructured terms for at least one payment period and the borrower can demonstrate that its business problems have been resolved or can be resolved in the near future, we may upgrade the borrower to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations). We generally consider borrower rating upgrades only in the context of our detailed internal credit rating review process, which is conducted once a year. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring, if at all. If the borrower is upgraded to category 12 or higher in this process, the restructured loan would be reclassified to accrual status. In accordance with the guidance on troubled debt restructuring by creditors, once a restructured nonaccrual loan is deemed to be a troubled debt restructuring, we will continue to designate such loan as a troubled debt restructuring even if such loan is reclassified to accrual status. The difference between the total impaired loans and the total nonaccrual loans represents the amount of accruing restructured loans.

For information on our troubled debt restructurings during the six months ended September 30, 2012, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Impaired loans increased ¥112.1 billion to ¥2,144.0 billion at September 30, 2012 from ¥2,031.9 billion at March 31, 2012, mainly due to an increase in the balance of impaired loans requiring an impairment allowance, which increased from ¥1,712.2 billion at March 31, 2012 to ¥1,821.0 billion at September 30, 2012. The increase in impaired loans requiring an impairment allowance was due in part to deterioration in the credit quality of some large corporate borrowers in the domestic manufacturing, real estate, and wholesale and retail categories in the Commercial segment and the resulting increases in restructured and nonaccrual loans. In particular, the increase in impaired loans requiring an impairment allowance reflected the restructuring of loans to one of our large corporate borrowers in the domestic manufacturing category in the Commercial segment, and the fact that a number of borrowers’ credit quality in the domestic manufacturing, real estate, and wholesale and retail categories in the Commercial segment deteriorated during the reporting period, causing their loans to be classified as nonaccrual loans.

The total related allowance was ¥935.1 billion at September 30, 2012, an increase of ¥62.9 billion from ¥872.2 billion at March 31, 2012. This increase was partially due to an increase of ¥28.2 billion in related allowance for the domestic manufacturing category in the Commercial segment, and an increase of ¥22.1 billion in related allowance for the domestic wholesale and retail category in the Commercial segment. The related allowance also increased ¥16.7 billion in the Residential segment.

Credit quality indicator

Credit quality indicators of loans by class at March 31, 2012 and September 30, 2012 are shown below:

At March 31, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥46,609.9	¥4,324.3	¥808.9	¥51,743.1
Manufacturing	10,140.0	1,100.0	199.6	11,439.6
Construction	901.4	213.6	39.9	1,154.9
Real estate	9,366.6	972.2	104.8	10,443.6
Services	2,713.3	425.7	84.8	3,223.8
Wholesale and retail	7,434.2	788.8	237.4	8,460.4
Banks and other financial institutions	3,065.6	433.2	7.8	3,506.6
Communication and information services	1,137.2	113.6	33.2	1,284.0
Other industries	10,185.3	152.0	48.0	10,385.3
Consumer	1,666.3	125.2	53.4	1,844.9
Foreign-excluding UNBC	18,779.1	1,099.5	65.7	19,944.3
Loans acquired with deteriorated credit quality	32.7	54.9	21.0	108.6

Total	¥65,421.7	¥5,478.7	¥895.6	¥71,796.0

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,461.2	¥125.7	¥15,586.9
Card	¥642.6	¥115.3	¥757.9

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings		Total(1)(2)
	Accrual	Nonaccrual	Pass	Criticized
	(in billions)
UNBC	¥1,784.4	¥24.0	¥2,084.0	¥149.3	¥4,041.7

Notes:

(1)	Total loans in the above table do not include loans held for sale.

(2)	Total loans of UNBC do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥160.2 billion. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

At September 30, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥46,324.8	¥4,309.3	¥886.5	¥51,520.6
Manufacturing	9,794.4	1,274.6	224.7	11,293.7
Construction	839.5	197.3	39.9	1,076.7
Real estate	9,235.0	921.2	139.4	10,295.6
Services	2,656.2	383.6	85.7	3,125.5
Wholesale and retail	7,101.5	757.2	254.4	8,113.1
Banks and other financial institutions	3,218.5	394.6	7.2	3,620.3
Communication and information services	1,203.6	107.9	32.6	1,344.1
Other industries	10,672.1	158.8	47.5	10,878.4
Consumer	1,604.0	114.1	55.1	1,773.2
Foreign-excluding UNBC	18,599.0	1,142.5	74.9	19,816.4
Loans acquired with deteriorated credit quality	34.0	57.2	19.7	110.9

Total	¥64,957.8	¥5,509.0	¥981.1	¥71,447.9

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥15,228.9	¥137.5	¥15,366.4
Card	¥604.8	¥101.8	¥706.6

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings		Total(1)(2)
	Accrual	Nonaccrual	Pass	Criticized
	(in billions)
UNBC	¥1,901.9	¥26.7	¥2,209.8	¥114.5	¥4,252.9

Notes:

(1)	Total loans in the above table do not include loans held for sale.

(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥96.4 billion. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct assessment on the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2012.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the UNBC segment. The accrual status of these loans is determined by the number of delinquent payments.

Commercial loans within the UNBC segment are categorized as either Pass or Criticized based on the internal credit rating assigned to each borrower. Criticized loans include those loans that are potentially weak, as the borrower has begun to exhibit deteriorating trends, well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt, and critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2012 and September 30, 2012 are based on March 31, 2012 and September 30, 2012 information, respectively. For the UNBC segment, credit quality indicators at March 31, 2012 and September 30, 2012 are basically based on December 31, 2011 and June 30, 2012 information, respectively.

Past due analysis

Ages of past due loans by class at March 31, 2012 and September 30, 2012 are shown below:

At March 31, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥36.5	¥68.4	¥104.9	¥51,638.2	¥51,743.1	¥8.1
Manufacturing	3.9	7.8	11.7	11,427.9	11,439.6	0.0
Construction	1.9	2.4	4.3	1,150.6	1,154.9	0.1
Real estate	6.6	16.4	23.0	10,420.6	10,443.6	2.7
Services	3.7	4.7	8.4	3,215.4	3,223.8	0.2
Wholesale and retail	10.2	10.3	20.5	8,439.9	8,460.4	0.1
Banks and other financial institutions	0.0	0.2	0.2	3,506.4	3,506.6	—
Communication and information services	4.7	5.9	10.6	1,273.4	1,284.0	0.0
Other industries	0.2	9.6	9.8	10,375.5	10,385.3	0.0
Consumer	5.3	11.1	16.4	1,828.5	1,844.9	5.0
Foreign-excluding UNBC	2.5	26.6	29.1	19,915.2	19,944.3	—
Residential	91.6	57.9	149.5	15,417.9	15,567.4	56.5
Card	29.7	46.7	76.4	667.0	743.4	—
UNBC	29.7	23.0	52.7	4,075.4	4,128.1	0.1

Total	¥190.0	¥222.6	¥412.6	¥91,713.7	¥92,126.3	¥64.7

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.

(2)	Total loans of UNBC do not include ¥3.7 billion of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

At September 30, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥60.2	¥69.7	¥129.9	¥51,390.7	¥51,520.6	¥7.6
Manufacturing	8.4	12.1	20.5	11,273.2	11,293.7	0.1
Construction	1.2	1.5	2.7	1,074.0	1,076.7	0.0
Real estate	8.7	13.7	22.4	10,273.2	10,295.6	2.1
Services	4.0	4.5	8.5	3,117.0	3,125.5	0.1
Wholesale and retail	23.8	7.5	31.3	8,081.8	8,113.1	0.1
Banks and other financial institutions	0.1	0.1	0.2	3,620.1	3,620.3	—
Communication and information services	5.1	5.2	10.3	1,333.8	1,344.1	0.1
Other industries	2.6	14.7	17.3	10,861.1	10,878.4	0.0
Consumer	6.3	10.4	16.7	1,756.5	1,773.2	5.1
Foreign-excluding UNBC	7.6	13.0	20.6	19,795.8	19,816.4	0.2
Residential	92.6	59.0	151.6	15,195.9	15,347.5	36.6
Card	26.7	39.6	66.3	626.6	692.9	—
UNBC	23.2	22.0	45.2	4,248.8	4,294.0	0.1

Total	¥210.3	¥203.3	¥413.6	¥91,257.8	¥91,671.4	¥44.5

Notes:

(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.

(2)	Total loans of UNBC do not include ¥3.2 billion of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans at September 30, 2012, were ¥413.6 billion, an increase of ¥1.0 billion from ¥412.6 billion at March 31, 2012. This increase was primarily due to an increase in the total past due loans in the domestic category in the Commercial segment resulting from deterioration in the credit quality of some large borrowers in the wholesale and retail category and the manufacturing category, partially offset by decreases in past due loans in the UNBC and Card segments.

Investment Portfolio

Our investment securities are primarily comprised of Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. In recent periods, our investments in Japanese national government and Japanese government agency bonds remained high as part of our asset and liability management policy with respect to investing the amount of yen-denominated funds exceeding our net loans. Our holdings of Japanese national government and Japanese government agency bonds as a percentage of the aggregate of investment securities available for sale and investment securities being held to maturity increased to 83.1% as of September 30, 2012 from 82.3% as of March 31, 2012. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. However, given the recent weak financial market conditions, we have been reducing our investment in equity securities because we believe that, from a risk management perspective, reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2012 and September 30, 2012, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities decreased ¥1.16 trillion to ¥59.88 trillion at September 30, 2012 from ¥61.04 trillion at March 31, 2012 primarily due to a ¥0.41 trillion decrease in Japanese national government and Japanese government agency bonds available for sale and a ¥0.39 trillion decrease in marketable equity securities resulting primarily from the general decline in Japanese stock prices.

Investment securities available for sale as of September 30, 2012 were ¥56.63 trillion, a decrease of ¥1.11 trillion from ¥57.74 trillion as of March 31, 2012. Investment securities being held to maturity as of September 30, 2012 were ¥2.34 trillion, a decrease of ¥0.05 trillion from ¥2.39 trillion as of March 31, 2012. Other investment securities were primarily carried at cost of ¥0.90 trillion at September 30, 2012 and ¥0.91 trillion at March 31, 2012, respectively, because their fair values were not readily determinable.

For the six months ended September 30, 2012, losses resulting from impairment of investment securities were ¥120.7 billion, compared to ¥161.9 billion for the six months ended September 30, 2011. Gross realized gains on sales of investment securities available for sale were ¥156.2 billion for the six months ended September 30, 2012, compared to ¥156.5 billion for the same period of the previous year. Gross realized losses on sales of investment securities available for sale were ¥11.7 billion for the six months ended September 30, 2012, compared to ¥26.1 billion for the same period of the previous fiscal year.

The following table shows information as to the amortized costs, net unrealized gains (losses) and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2012 and September 30, 2012:

	At March 31, 2012			At September 30, 2012
	Amortized cost	Estimated Fair value	Net unrealized gains (losses)	Amortized cost	Estimated Fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥48,736.2	¥48,882.6	¥146.4	¥48,267.5	¥48,466.6	¥199.1
Japanese prefectural and municipal bonds	173.0	180.8	7.8	190.7	199.2	8.5
Foreign governments and official institutions bonds	953.4	971.2	17.8	989.0	1,005.2	16.2
Corporate bonds	2,460.3	2,526.6	66.3	2,190.4	2,248.7	58.3
Mortgage-backed securities	1,226.4	1,236.9	10.5	1,101.1	1,119.3	18.2
Asset-backed securities(1)	503.0	502.5	(0.5)	483.0	483.5	0.5
Other debt securities	1.0	1.0	—	65.7	65.0	(0.7)
Marketable equity securities	2,315.4	3,438.8	1,123.4	2,256.4	3,046.6	790.2

Total securities available for sale	¥56,368.7	¥57,740.4	¥1,371.7	¥55,543.8	¥56,634.1	¥1,090.3

Debt securities being held to maturity(2)	¥2,385.4	¥2,430.7	¥45.3	¥2,339.9	¥2,392.4	¥52.5

Notes:

(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.

(2)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on securities available for sale decreased ¥281.4 billion to ¥1,090.3 billion at September 30, 2012, from ¥1,371.7 billion at March 31, 2012. This decrease primarily consisted of a ¥333.2 billion decrease in net unrealized gains on marketable equity securities, partially offset by a ¥52.7 billion increase in net unrealized gains on Japanese national government and Japanese government agency bonds. The decrease in net unrealized gains on marketable equity securities was mainly due to the general decline in Japanese stock prices which unfavorably affected our holdings of Japanese equity securities.

The amortized cost of debt securities being held to maturity at September 30, 2012 decreased ¥45.5 billion compared to the balance at March 31, 2012. The decrease was mainly due to the transfer of certain securities with a carrying value of ¥47.6 billion from securities being held to maturity to securities available for sale, which were subsequently sold in the market. For further information, see Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table shows information relating to our investment securities other than investment securities available for sale or held to maturity as of March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions)
Other investment securities:
Nonmarketable equity securities
Unlisted preferred securities(1)	¥672	¥692
Others(2)	205	178
Investment securities held by investment companies and brokers and dealers(3)	33	32

Total	¥910	¥902

Notes:

(1)	These securities were mainly issued by public companies, including preferred stocks issued by Morgan Stanley, a preferred security issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.

(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.

(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Other investment securities are comprised of nonmarketable equity securities, including unlisted preferred securities, and investment securities held by investment companies and brokers and dealers.

Nonmarketable equity securities other than unlisted preferred securities consist primarily of equity securities issued by small and medium-sized unlisted companies in Japan.

Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers and carried at fair value were ¥33 billion and ¥32 billion at March 31, 2012 and September 30, 2012, respectively.

Cash and Due from Banks

Cash and due from banks fluctuate significantly from day to day depending upon financial market conditions. Cash and due from banks at September 30, 2012 was ¥3.00 trillion, a decrease of ¥0.23 trillion from ¥3.23 trillion at March 31, 2012. The decrease was primarily due to a decrease in cash held at BTMU’s domestic branches.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks increased ¥0.75 trillion to ¥6.65 trillion at September 30, 2012 from ¥5.90 trillion at March 31, 2012. This increase was mainly due to an increase of ¥1.5 trillion in our deposits with the Bank of Japan as part of our asset and liability management, partially offset by decreases in deposits held overseas by our commercial banking, trust banking and securities subsidiaries.

Call Loans, Funds Sold, Receivables under Resale Agreements

Call loans, funds sold, and receivables under resale agreements increased ¥0.38 trillion to ¥5.31 trillion at September 30, 2012 from ¥4.93 trillion at March 31, 2012. This increase was mainly due to a ¥0.19 trillion increase in call loans reflecting favorable market conditions at the end of the reporting period, and a ¥0.19 trillion increase in receivables under resale agreements resulting from an increase in positions at our overseas securities subsidiaries.

Receivables under Securities Borrowing Transactions

Receivables under securities borrowing transactions increased ¥0.11 trillion to ¥3.39 trillion at September 30, 2012 from ¥3.28 trillion at March 31, 2012. This increase was mainly due to an increase in positions at BTMU resulting from an increase in lending and borrowing rates in repurchase and reverse repurchase transactions.

Trading Account Assets

Trading account assets increased ¥2.31 trillion to ¥37.26 trillion at September 30, 2012 from ¥34.95 trillion at March 31, 2012. This increase consisted of an increase of ¥1.28 trillion in trading securities and an increase of ¥1.03 trillion in trading derivative assets. The increase in trading securities was mainly due to a ¥0.42 trillion increase in Japanese national government and Japanese government agency bonds, a ¥0.44 trillion increase in foreign governments and official institutions bonds, and a ¥0.22 trillion increase in commercial paper. The increase in trading derivative assets was mainly due to a ¥1.30 trillion increase in the value of the interest rate contracts reflecting favorable movements of interest rates during the reporting period, partially offset by a ¥0.28 trillion decrease in foreign exchange contracts.

Deferred Tax Assets

Deferred tax assets increased ¥0.07 trillion from ¥0.95 trillion at March 31, 2012 to ¥1.02 trillion at September 30, 2012. This increase was primarily due to an increase in unrealized losses on investment securities for the six months ended September 30, 2012 reflecting general decline in market prices.

On November 30, 2011, the Japanese Diet enacted two tax related laws: “Amendment to the 2011 Tax Reform” and “Special Measures to Secure the Financial Resources to Implement the Restoration from The Great East Japan Earthquake.” The changes under the new laws include a limitation on the use of net operating loss carryforwards to 80% of taxable income, a two-year increase in the carryforward period of certain net operating loss carryforwards to a nine-year period, and an approximately 5% reduction in the effective statutory rate of corporate income tax from 40.6% to 35.6%. While the reduction in the effective statutory rate is effective for the fiscal year beginning on or after April 1, 2012, a temporary surtax levied on corporate income taxes to fund the earthquake recovery efforts causes the effective statutory rate of corporate income tax to be approximately 38.0% for the three year period between April 1, 2012 and March 31, 2015.

Other Assets

Other assets decreased ¥1.75 trillion to ¥5.58 trillion at September 30, 2012 from ¥7.33 trillion at March 31, 2012. This decrease was primarily due to a ¥1.14 trillion decrease in accounts receivables from brokers, dealers and customers for securities transaction reflecting lower sales of securities during the last few business days of September 2012.

Total Liabilities

At September 30, 2012, total liabilities were ¥206.00 trillion, a decrease of ¥0.34 trillion from ¥206.34 trillion at March 31, 2012, primarily due to a ¥0.93 trillion decrease in long-term debt as a result of redemption of subordinated debt, a ¥0.26 trillion decrease in deposits reflecting a decrease in deposits in our domestic branches which was partially offset by an increase in deposits in our overseas offices. These decreases were partially offset by a ¥0.61 trillion increase in our trading account liabilities mostly related to our derivative transactions, and a ¥0.43 trillion increase in the aggregate in call money and funds purchased, payables under repurchase agreements and payables under securities lending transactions.

Deposits

Deposits are our primary source of funds. The total balance of deposits decreased ¥0.26 trillion to ¥139.23 trillion at September 30, 2012 from ¥139.49 trillion at March 31, 2012. This decrease in the total balance of deposits primarily reflected slight easing of risk aversion as negative investor sentiment towards the Eurozone financial crisis declined.

The balance of domestic deposits decreased ¥0.71 trillion to ¥113.88 trillion at September 30, 2012 from ¥114.59 trillion at March 31, 2012, while the balance of foreign deposits increased ¥0.44 trillion to ¥25.34 trillion at September 30, 2012 from ¥24.90 trillion at March 31, 2012. Within domestic deposits, the balance of both interest-bearing deposits and non-interest-bearing deposits decreased.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings increased ¥0.63 trillion to ¥33.49 trillion at September 30, 2012 from ¥32.86 trillion at March 31, 2012. This increase was mainly due to a ¥0.79 trillion increase in borrowings for call money and funds purchased reflecting our partial shift in funding sources from borrowings from the Bank of Japan to the call money market, and a ¥0.63 trillion increase in payables under repurchase agreements mainly resulting from an increase in repurchase transactions with foreign governments, government agencies, municipalities and official institutions.

Trading Account Liabilities

Trading account liabilities increased ¥0.61 trillion from ¥11.97 trillion at March 31, 2012 to ¥12.58 trillion at September 30, 2012. This increase was mainly reflecting an increase in value of our interest rate derivative transactions due to an increase in our positions in floating-rate-received transactions reflecting declining interest rates towards the end of the reporting period.

Long-term Debt

Long-term debt decreased ¥0.93 trillion from ¥12.59 trillion at March 31, 2012 to ¥11.66 trillion at September 30, 2012. This decrease was mainly due to a decrease in subordinated debt resulting mainly from redemption of such debt at maturity.

Other Liabilities

Other liabilities decreased ¥0.12 trillion to ¥5.43 trillion at September 30, 2012 from ¥5.55 trillion at March 31, 2012. This decrease was primarily due to a decrease in accounts payable reflecting fewer purchases of investment securities at the end of the reporting period.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average balance of our deposits increased from ¥133.30 trillion for the six months ended September 30, 2011 to ¥138.71 trillion for the six months ended September 30, 2012. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥8.79 trillion, funded 66.0% of our average total assets of ¥223.51 trillion during the six months ended September 30, 2012. Our deposits exceeded our loans, net of allowance for credit losses, by ¥48.68 trillion as of September 30, 2012, compared to ¥48.48 trillion as of March 31, 2012. As part of our asset and liability management policy, a significant portion of the amount of yen-denominated funds exceeding our net loans has been invested in Japanese national government and government agency bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to five years. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and bank subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Liquidity risk management measures at the subsidiary level include the following:

•

Domestic Bank Subsidiaries—Our major domestic bank subsidiaries, BTMU and MUTB, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). The major domestic bank subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and US Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic bank subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions;

•

Foreign Bank Subsidiaries—Our major foreign bank subsidiary, UNBC, monitors various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow UNBC to meet expected obligations in both stable and adverse conditions. In addition, UNBC regularly conducts stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions;

•

Securities Subsidiaries—Our securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market; and

•

Non-Bank Subsidiaries—Our non-bank subsidiaries, including Mitsubishi UFJ NICOS, regularly conduct cash flow analyses designed to assess their ability to generate sufficient liquidity for specified periods, considering the cash and cash equivalents as well as deposits they respectively hold, and their respective operating income and expenses under scenarios where they are no longer able to obtain funding from markets through issuance of commercial paper, bonds or other instruments. The non-bank subsidiaries also conduct analyses to ensure sufficient liquidity and funding available from our bank subsidiaries and other financial institutions outside of our group of companies.

We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of September 30, 2012, we held ¥48.47 trillion of Japanese national government and Japanese government agency bonds as available for sale. Our major domestic bank subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major bank subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs” in our annual report on Form 20-F for the fiscal year ended March 31, 2012.

Total Equity

The following table presents a summary of our total equity at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,645.1	1,646.0
Capital surplus	6,378.6	6,377.1
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	482.5	984.7
Accumulated other comprehensive loss, net of taxes	(596.4)	(794.6)
Treasury stock, at cost	(8.3)	(8.4)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,583.2	¥8,886.5
Noncontrolling interests	275.2	288.4

Total equity	¥8,858.4	¥9,174.9

Ratio of total equity to total assets	4.12%	4.26%

Total equity increased ¥316.5 billion to ¥9,174.9 billion at September 30, 2012 from ¥8,858.4 billion at March 31, 2012. The ratio of total equity to total assets increased 0.14 percentage points to 4.26% at September 30, 2012 from 4.12% at March 31, 2012. The increase in total equity at September 30, 2012 was principally attributable to an increase in unappropriated retained earnings of ¥502.2 billion reflecting ¥596.0 billion of net income attributable to Mitsubishi UFJ Financial Group, partially offset by a change in accumulated other comprehensive loss, net of taxes, of ¥198.2 billion. The change in accumulated other comprehensive loss, net of taxes, was primarily due to a decrease in unrealized gains on investment securities available for sale reflecting the general weakness in domestic equity market performance.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥482.4	¥309.1
Accumulated net unrealized gains to total equity	5.45%	3.37%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our unaudited condensed consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios at March 31, 2012 and September 30, 2012. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency, or FSA. The percentages in the tables below are rounded down.

	March 31, 2012	September 30, 2012	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥10,522.3	¥10,832.2
Tier II capital includable as qualifying capital	4,038.7	3,268.7
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	(1,818.5)	(1,782.5)

Total risk-based capital	¥12,742.5	¥12,318.4

Risk-weighted assets	¥85,456.6	¥86,117.9
Capital ratios:
Tier I capital	12.31%	12.57%	4.00%
Total risk-adjusted capital	14.91	14.30	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at September 30, 2012 were 12.57% and 14.30%, respectively. The increase in Tier I capital ratio resulted from an increase in retained earnings. The decrease in total risk-adjusted capital ratio resulted from a decrease in Tier II capital as a result of redemption of subordinated debt.

Under our financial holding company status in the United States, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. For more information, see “—Capital Ratios of Banking Subsidiaries in the United States.”

At September 30, 2012, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

For a description of transactions that occurred after September 30, 2012 that affect our capital ratios, see “Recent Developments.”

In response to the recent financial crisis, the Group of Central Bank Governors and Heads of Supervision has made a series of announcements regarding the new global regulatory framework, which has been referred to as “Basel III,” to strengthen the regulation, supervision and risk management of the banking sector. Various Basel III measures are expected to be introduced in phases starting in calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, in July 2011, the Basel Committee on Banking Supervision proposed additional loss absorbency requirements to supplement the common equity Tier I capital requirement ranging from 1% to 2.5% for global systemically important banks, depending on the bank’s systemic importance, to be introduced in phases starting in calendar year 2016. In November 2012, the Financial Stability Board identified us as a global systemically important bank and indicated that we would be required to hold an additional 1.5% of Tier I common equity. Based on the Basel III framework, the Japanese capital ratio framework, which is currently based on Basel II, has been revised to implement the more stringent requirements, which will be effective as of March 31, 2013. Likewise, local banking regulators outside of Japan such as those in the United States are expected to revise the capital and liquidity requirements imposed on our subsidiaries and operations in those countries to implement the more stringent requirements of Basel III when adopted in those countries. We intend to carefully monitor further developments with an aim to enhance our corporate value and maximize shareholder value by integrating the various strengths within the MUFG Group.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2012 and September 30, 2012. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down:

	March 31, 2012	September 30, 2012	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Tier I capital	11.76%	11.92%	4.00%
Total risk-adjusted capital	16.27	15.48	8.00
MUTB
Tier I capital	12.38	12.54	4.00
Total risk-adjusted capital	15.74	15.49	8.00

Stand-alone capital ratios:
BTMU
Tier I capital	12.60	12.74	4.00
Total risk-adjusted capital	17.41	16.55	8.00
MUTB
Tier I capital	11.71	11.85	4.00
Total risk-adjusted capital	15.76	15.57	8.00

At September 30, 2012, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2011 and June 30, 2012:

	December 31, 2011	June 30, 2012	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
UNBC:
Tier I capital (to risk-weighted assets)	13.82%	13.78%	4.00%	—
Tier I capital (to quarterly average assets)(1)	11.44	11.58	4.00	—
Total capital (to risk-weighted assets)	15.98	15.54	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	12.39%	12.34%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	10.25	10.36	4.00	5.00
Total capital (to risk-weighted assets)	14.43	13.97	8.00	10.00

Note:

(1)	Excludes certain intangible assets.

Management believes that, at June 30, 2012, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

At December 31, 2011 and June 30, 2012, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total capital and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There are no conditions or events since June 30, 2012 that would cause management to believe Union Bank’s category has changed.

Capital Adequacy Ratio of MUMSS

At March 31, 2012 and September 30, 2012, MUMSS’ capital accounts less certain fixed assets of ¥387.7 billion and ¥386.8 billion represented 328.6% and 332.9% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2012 is presented in the table below. The total amount of VaR and the VaR of each risk categories at September 30, 2012 were higher than those at March 31, 2012.

	VaR for Trading Activities (April 1, 2012—September 30, 2012)
Risk category	Daily average	High	Low	September 30, 2012	March 31, 2012
	(in billions)
Interest rate	¥7.90	¥10.03	¥6.47	¥7.17	¥6.79
Of which, Japanese yen	4.38	6.46	2.71	3.63	3.54
Of which, US dollar	2.83	5.05	1.89	3.27	2.23
Foreign exchange	2.71	4.49	1.10	1.94	0.82
Equities	0.56	3.50	0.12	0.44	0.13
Commodities	0.34	0.68	0.15	0.64	0.29
Diversification effect	3.02	—	—	2.48	1.66

Total	¥8.49	¥11.02	¥6.55	¥7.71	¥6.37

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

Our daily average VaR by quarter in the six months ended September 30, 2012 was as follows:

Quarter	Daily average VaR
April–June 2012	¥8.18 billion
July–September 2012	¥8.79 billion

Quantitative market risks fluctuated throughout the April–September 2012 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2012, with positive trading-related revenue recorded for 120 of 130 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 37 days of positive revenue and no day could be found of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. The actual losses exceeded the VAR one time on our trading days in our backtesting of 250 trading days ended September 30, 2012.

Stress Testing.    We calculate, on a daily, monthly and quarterly basis, the predicted losses of our current positions in each market sector, applying the worst ten-day historical volatility recorded during the observation period of 701 days. As of September 30, 2012, we held a total trading activity position of ¥6.1 billion of predicted losses as compared to ¥4.0 billion as of March 31, 2012.

VaR for Non-Trading Activities.    The aggregate VaR for our total non-trading activities as of September 30, 2012, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥413.4 billion, a ¥57.9 billion decrease from March 31, 2012. In the six months ended September 30, 2012, market risks related to interest rate decreased ¥37.6 billion, and risk related to equities decreased ¥17.4 billion.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 87% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2012, the daily average interest rate VaR totaled ¥434.6 billion, with the highest recorded VaR being ¥467.5 billion and the lowest being ¥402.3 billion.

Our daily average interest rate VaR by quarter in the six months ended September 30, 2012 was as follows:

Quarter	Daily average VaR
April–June 2012	¥422.30 billion
July–September 2012	¥446.93 billion

Comparing the proportion of each currency’s interest rate VaR to the total interest VaR as of September 30, 2012 against that as of March 31, 2012, there were a 5 percentage point increase in Japanese yen from 34% to 39% and a 6 percentage point decrease in US dollar from 56% to 50%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2012	September 30, 2012
ASSETS
Cash and due from banks	¥3,230,409	¥3,004,711
Interest-earning deposits in other banks	5,897,732	6,651,751
Call loans, funds sold, and receivables under resale agreements (including ¥26,056 and nil at March 31, 2012 and September 30, 2012 measured at fair value under fair value option)	4,933,296	5,306,961
Receivables under securities borrowing transactions	3,282,656	3,386,726
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥10,573,642 and ¥10,394,212 at March 31, 2012 and September 30, 2012) (including ¥15,758,131 and ¥15,824,557 at March 31, 2012 and September 30, 2012 measured at fair value under fair value option)	34,953,245	37,259,422
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥2,859,124 and ¥2,813,539 at March 31, 2012 and September 30, 2012)	57,740,401	56,634,088
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥741,560 and ¥468,768 at March 31, 2012 and September 30, 2012) (estimated fair value of ¥2,430,689 and ¥2,392,435 at March 31, 2012 and September 30, 2012)	2,385,368	2,339,888
Other investment securities	909,765	901,699

Total investment securities	61,035,534	59,875,675

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥2,491,281 and ¥2,219,295 at March 31, 2012 and September 30, 2012)	92,298,243	91,850,878
Allowance for credit losses	(1,285,507)	(1,301,632)

Net loans	91,012,736	90,549,246

Premises and equipment—net	987,474	1,002,709
Accrued interest	250,351	234,761
Customers’ acceptance liability	88,082	70,533
Intangible assets—net	896,483	867,862
Goodwill	354,283	358,117
Deferred tax assets	950,395	1,020,791
Other assets (including nil and ¥3,419 at March 31, 2012 and September 30, 2012 measured at fair value under fair value option)	7,329,838	5,581,211

Total assets	¥215,202,514	¥215,170,476

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥2,229	¥3,180
Interest-earning deposits in other banks	56,275	14,288
Trading account assets	1,576,725	1,984,287
Investment securities	530,079	536,483
Loans	7,101,464	6,657,036
All other assets	300,208	257,074

Total assets of consolidated VIEs	¥9,566,980	¥9,452,348

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2012	September 30, 2012
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥14,980,210	¥14,516,551
Interest-bearing	99,610,994	99,365,370
Overseas offices, principally interest-bearing	24,902,526	25,344,264

Total deposits	139,493,730	139,226,185

Call money, funds purchased, and payables under repurchase agreements	16,368,933	17,783,595
Payables under securities lending transactions	4,978,917	4,002,677
Due to trust account and other short-term borrowings (including ¥24,951 and ¥6,472 at March 31, 2012 and September 30, 2012 measured at fair value under fair value option)	11,508,856	11,704,511
Trading account liabilities	11,967,182	12,575,248
Obligations to return securities received as collateral	3,639,838	3,410,557
Bank acceptances outstanding	88,082	70,533
Accrued interest	152,836	140,243
Long-term debt (including ¥524,758 and ¥545,329 at March 31, 2012 and September 30, 2012 measured at fair value under fair value option)	12,593,062	11,656,300
Other liabilities	5,552,631	5,425,724

Total liabilities	206,344,067	205,995,573

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥390,001 at March 31, 2012 and September 30, 2012, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,154,534,220 shares and 14,158,585,720 shares at March 31, 2012 and September 30, 2012, with no stated value	1,645,144	1,646,035
Capital surplus	6,378,619	6,377,083
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	482,535	984,673
Accumulated other comprehensive loss, net of taxes	(596,400)	(794,587)
Treasury stock, at cost—10,471,043 common shares and 10,390,406 common shares at March 31, 2012 and September 30, 2012	(8,411)	(8,355)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,583,158	8,886,520
Noncontrolling interests	275,289	288,383

Total equity	8,858,447	9,174,903

Total liabilities and equity	¥215,202,514	¥215,170,476

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥47,147	¥20,444
Long-term debt	1,389,971	1,270,332
All other liabilities	367,890	431,454

Total liabilities of consolidated VIEs	¥1,805,008	¥1,722,230

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2011	2012
Interest income:
Loans, including fees	¥801,477	¥793,828
Deposits in other banks	21,205	13,868
Investment securities	345,662	187,884
Trading account assets	139,986	185,943
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	49,840	32,422

Total	1,358,170	1,213,945

Interest expense:
Deposits	113,399	113,647
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	49,431	35,295
Due to trust account, other short-term borrowings, and trading account liabilities	30,417	28,124
Long-term debt	130,900	118,009

Total	324,147	295,075

Net interest income	1,034,023	918,870
Provision for credit losses	89,342	80,012

Net interest income after provision for credit losses	944,681	838,858

Non-interest income:
Fees and commissions income	548,822	540,963
Foreign exchange gains—net	67,836	76,616
Trading account profits—net	449,243	301,785
Investment securities gains (losses)—net(1)	(19,226)	35,712
Equity in earnings (losses) of equity method investees—net	(515,403)	10,032
Other non-interest income	77,521	61,868

Total	608,793	1,026,976

Non-interest expense:
Salaries and employee benefits	443,726	460,925
Occupancy expenses—net	79,441	77,475
Fees and commission expenses	101,751	100,565
Outsourcing expenses, including data processing	94,868	98,725
Depreciation of premises and equipment	45,756	46,609
Amortization of intangible assets	105,321	103,007
Impairment of intangible assets	27,040	235
Insurance premiums, including deposit insurance	57,996	48,792
Communications	24,693	23,558
Taxes and public charges	31,694	33,399
Other non-interest expenses	147,172	188,940

Total	1,159,458	1,182,230

Income before income tax expense	394,016	683,604
Income tax expense	198,806	70,518

Net income before attribution of noncontrolling interests	195,210	613,086
Net income attributable to noncontrolling interests	4,246	17,074

Net income attributable to Mitsubishi UFJ Financial Group	¥190,964	¥596,012

Income allocated to preferred shareholders:
Cash dividends paid	¥8,970	¥8,970

Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥181,994	¥587,042

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in Yen)	2011	2012
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	¥12.87	¥41.50
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	12.82	41.44

(1)	The following credit losses are included in Investment securities gains (losses)—net:

	Six months ended September 30,
(in millions)	2011	2012
Decline in fair value	¥6,402	¥5,615
Other comprehensive income—net	856	560

Total credit losses	¥7,258	¥6,175

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(in millions)	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
Six months ended September 30, 2011:
Net income before attribution of noncontrolling interests			¥195,210

Other comprehensive loss:
Net unrealized holding losses on investment securities (including unrealized gain of ¥508, net of tax, related to debt securities with credit component realized in earnings)	¥(72,844)	¥30,253	(42,591)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	17,415	(7,232)	10,183

Total	(55,429)	23,021	(32,408)

Net unrealized losses on derivatives qualifying for cash flow hedges	(575)	261	(314)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	458	(180)	278

Total	(117)	81	(36)

Pension liability adjustments	(33,939)	14,383	(19,556)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	14,870	(6,015)	8,855

Total	(19,069)	8,368	(10,701)

Foreign currency translation adjustments	(82,790)	9,442	(73,348)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	20,368	(7,014)	13,354

Total	(62,422)	2,428	(59,994)

Other comprehensive loss	(137,037)	33,898	(103,139)

Comprehensive income			92,071

Net income attributable to noncontrolling interests			4,246
Other comprehensive income attributable to noncontrolling interests			754

Comprehensive income attributable to Mitsubishi UFJ Financial Group			¥87,071

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)—(Continued)

(in millions)	Gains (Losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
Six months ended September 30, 2012:
Net income before attribution of noncontrolling interests			¥613,086

Other comprehensive income (loss):
Net unrealized holding losses on investment securities (including unrealized gain of ¥356, net of tax, related to debt securities with credit component realized in earnings)	¥(240,798)	¥91,449	(149,349)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(32,367)	10,500	(21,867)

Total	(273,165)	101,949	(171,216)

Net unrealized gains on derivatives qualifying for cash flow hedges	3,082	(1,184)	1,898
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(377)	148	(229)

Total	2,705	(1,036)	1,669

Pension liability adjustments	(26,524)	9,747	(16,777)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	22,941	(7,200)	15,741

Total	(3,583)	2,547	(1,036)

Foreign currency translation adjustments	(61,667)	8,589	(53,078)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	44,951	(17,548)	27,403

Total	(16,716)	(8,959)	(25,675)

Other comprehensive loss	(290,759)	94,501	(196,258)

Comprehensive income			416,828

Net income attributable to noncontrolling interests			17,074
Other comprehensive income attributable to noncontrolling interests			1,929

Comprehensive income attributable to Mitsubishi UFJ Financial Group			¥397,825

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2011	2012
Preferred stock:
Balance at beginning of period	¥442,100	¥442,100

Balance at end of period	¥442,100	¥442,100

Common stock:
Balance at beginning of period	¥1,644,132	¥1,645,144
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	1,007	891

Balance at end of period	¥1,645,139	¥1,646,035

Capital surplus:
Balance at beginning of period	¥6,395,705	¥6,378,619
Stock-based compensation	(241)	(577)
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	1,005	889
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 18)	(12,000)	—
Changes in a foreign affiliated company’s interests in its subsidiary	—	(1,816)
Other—net	(349)	(32)

Balance at end of period	¥6,384,120	¥6,377,083

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥254,103	¥482,535
Net income attributable to Mitsubishi UFJ Financial Group	190,964	596,012
Cash dividends:
Common stock—¥6.00 in 2011 and 2012 per share	(84,764)	(84,897)
Preferred stock (Class 5)—¥57.50 in 2011 and 2012 per share	(8,970)	(8,970)
Losses on sales of shares of treasury stock	(108)	(7)
Effect of adopting new guidance on embedded credit derivatives (Note 1)	135	—

Balance at end of period	¥351,360	¥984,673

Accumulated other comprehensive loss, net of taxes:
Balance at beginning of period	¥(628,661)	¥(596,400)
Net change during the period	(103,893)	(198,187)

Balance at end of period	¥(732,554)	¥(794,587)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2011	2012
Treasury stock, at cost:
Balance at beginning of period	¥(11,251)	¥(8,411)
Purchases of shares of treasury stock	(8)	(6)
Sales of shares of treasury stock	532	35
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	29	27
Net decrease resulting from deconsolidation of investment trust variable interest entities	2,110	—

Balance at end of period	¥(8,588)	¥(8,355)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,321,148	¥8,886,520

Noncontrolling interests:
Balance at beginning of period	¥327,213	¥275,289
Initial origination of noncontrolling interests	2,866	7,447
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(5,012)	(3,111)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(57,379)	(3,015)
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 18)	12,000	—
Net income attributable to noncontrolling interests	4,246	17,074
Dividends paid to noncontrolling interests	(13,433)	(4,923)
Other comprehensive income (loss), net of taxes:
Net unrealized holding gains on investment securities	150	2,062
Reclassification adjustment for losses (gains) included in net income attributable to noncontrolling interests in relation to net unrealized holding gains on investment securities	(83)	19
Pension liability adjustments	(42)	(46)
Reclassification adjustment for losses included in net income attributable to noncontrolling interests in relation to pension liability adjustments	68	15
Foreign currency translation adjustments	661	(121)
Other—net	(533)	(2,307)

Balance at end of period	¥270,722	¥288,383

Total equity	¥8,591,870	¥9,174,903

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2011	2012
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥195,210	¥613,086
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by (used in) operating activities:
Depreciation and amortization	151,077	149,616
Impairment of intangible assets	27,040	235
Provision for credit losses	89,342	80,012
Investment securities losses (gains)—net	19,226	(35,712)
Foreign exchange losses—net	88,102	189,968
Equity in losses (earnings) of equity method investees—net	515,403	(10,032)
Provision for deferred income tax expense	81,281	32,863
Gain on conversion rate adjustment of convertible preferred stock (Note 2)	(139,320)	—
Increase in trading account assets, excluding foreign exchange contracts	(3,171,134)	(2,236,163)
Increase in trading account liabilities, excluding foreign exchange contracts	2,586,849	1,110,399
Increase in accrued interest receivable and other receivables	(53,113)	(39,291)
Increase (decrease) in accrued interest payable and other payables	3,291	(45,980)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	75,182	(116,704)
Net decrease in collateral for derivative transactions	102,360	237,277
Other—net	(11,866)	59,604

Net cash provided by (used in) operating activities	558,930	(10,822)

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale (including proceeds from securities under fair value option)	98,177,983	98,417,322
Purchases of investment securities available for sale (including purchases of securities under fair value option)	(101,615,782)	(97,482,509)
Proceeds from maturities of investment securities being held to maturity	453,095	225,667
Purchases of investment securities being held to maturity	(178,151)	(308,792)
Proceeds from sales of other investment securities	10,891	17,649
Purchases of other investment securities	(3,653)	(4,511)
Net increase in loans	(1,042,801)	(663,625)
Net decrease (increase) in interest-earning deposits in other banks	170,545	(908,340)
Net increase in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(1,885,570)	(389,643)
Capital expenditures for premises and equipment	(62,127)	(62,436)
Purchases of intangible assets	(74,618)	(74,648)
Proceeds from sales of consolidated VIEs and subsidiaries—net	(392)	9,189
Proceeds from a repayment of deposits with Government-led Loan Restructuring Program (Note 4)	161,435	204,956
Other—net	65,700	36,361

Net cash used in investing activities	(5,823,445)	(983,360)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2011	2012
Cash flows from financing activities:
Net increase (decrease) in deposits	(1,588,029)	689,098
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	5,392,469	831,722
Net increase (decrease) in due to trust account	(12,878)	34,302
Net increase in other short-term borrowings	1,779,657	183,130
Proceeds from issuance of long-term debt	1,131,115	1,103,481
Repayments of long-term debt	(1,489,107)	(1,952,543)
Proceeds from sales of treasury stock	68	19
Dividends paid	(93,635)	(93,821)
Other—net	(24,318)	(22,201)

Net cash provided by financing activities	5,095,342	773,187

Effect of exchange rate changes on cash and cash equivalents	(7,714)	(4,703)

Net decrease in cash and cash equivalents	(176,887)	(225,698)

Cash and cash equivalents at beginning of period	3,230,804	3,230,409

Cash and cash equivalents at end of period	¥3,053,917	¥3,004,711

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥354,805	¥313,767
Income taxes, net of refunds	42,343	154,359
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	8,035	3,844
Conversion of Morgan Stanley’s convertible preferred stock (Note 2)	808,266	—

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). See Note 18 for more information on the securities joint venture with Morgan Stanley. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 15 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and consolidated variable interest entities (“VIE”s) (together, the “MUFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2012. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under US GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications and format changes have been made to the unaudited condensed consolidated financial statements for the six months ended September 30, 2011 to conform to the presentation for the six months ended September 30, 2012.

These reclassifications and format changes include the presentation of “Net decrease in collateral for derivative transactions” as a separate line item which had previously been presented as “Other—net” in cash flows from operating activities in the condensed consolidated statements of cash flows for the six months ended September 30, 2011.

These reclassifications and format changes did not result in a change to previously reported financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Change in Accounting Estimates

The MUFG Group evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life. When the useful life of intangible assets not subject to amortization is no longer determined to be indefinite, such as when unanticipated competition enters a market, the intangible asset is amortized over the remaining period that it is expected to contribute to positive cash flows. At September 30, 2011, the MUFG Group reevaluated the useful lives of its intangible assets related to its customer relationships from fund contracts, which had been recorded as intangible assets not subject to amortization. Due to the global financial downturn, including the recent financial market disruption in Europe and the downgrade of the US treasury bonds’ credit rating, the downward trend of customer assets under management, which had previously been on an upward trend, was not expected to recover in the near future and therefore was no longer expected to support indefinite useful lives of the intangible assets associated with the customer relationships from fund contracts. As a result of the reevaluation, the MUFG Group reclassified its intangible assets related to the customer relationships of ¥42,224 million from intangible assets not subject to amortization to those subject to amortization. See Note 5 for the details of these intangible assets.

Accounting Changes

Amendments to Accounting Scope of Embedded Credit Derivatives—In March 2010, the FASB issued new guidance which clarifies the scope exception related to embedded credit derivatives. This guidance addresses how to determine which embedded credit derivative features, including those in collateralized debt obligations (“CDOs”) and synthetic CDOs, are considered to be embedded derivatives that are exempt from potential bifurcation and separate accounting requirement. This guidance is effective for the first interim reporting period beginning after June 15, 2010 with early application permitted at the beginning of the first interim reporting period beginning after the issuance of this new guidance. In initially adopting this new guidance, an entity may elect the fair value option for any investment in a beneficial interest in a securitized financial asset. The election of the fair value option is irrevocable and should be determined on an instrument-by-instrument basis at the beginning of the reporting period of initial adoption. The MUFG Group adopted this guidance on April 1, 2011, and recorded a ¥135 million increase to retained earnings as a cumulative effect adjustment.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses—In July 2010, the FASB issued new guidance which requires additional disclosures and amends existing disclosure requirements on allowances for credit losses and the credit quality of financial receivables. The guidance requires additional disclosures on credit quality indicators of financing receivables, aging of past due financing receivables, nature and extent of troubled debt restructurings (“TDR”s) and modifications, and significant purchases and sales of financing receivables on a disaggregated basis. The existing guidance is amended to require disclosure of financing receivables on a more disaggregated basis. This guidance is effective for interim and annual reporting periods ending on or after December 15, 2010. Specific items regarding activity that occurs during a reporting period, such as the allowance roll-forward disclosures, is effective for interim and annual reporting periods beginning on or after December 15, 2010. The MUFG Group adopted this guidance on March 31, 2011, except for the disclosures about items regarding activity that occurs during a reporting period. For the disclosures about items regarding activity that occurs during a reporting period, the MUFG Group adopted this guidance on April 1, 2011. This guidance affected the MUFG Group’s disclosures about the credit quality of financing receivables and allowances for credit losses, but did not affect its financial position and results of operations. See Note 4 for details of the disclosures required by this guidance.

In January 2011, the FASB decided to defer the effective date for disclosures about TDRs by creditors until the FASB finalizes its project on determining what constitutes a TDR for a creditor. The MUFG Group adopted

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

this guidance immediately upon issuance, which had no impact on its financial position and results of operations. Subsequently, the FASB issued the guidance for accounting for TDRs and finalized the project in April 2011 as described in the following paragraph.

Amendment to Accounting for A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring—In April 2011, the FASB issued new guidance on a creditor’s evaluation of whether a modification or restructuring of a receivable is a TDR. This clarifies the guidance on a creditor’s evaluation of whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties. This guidance also clarifies that a creditor is precluded from using the borrower’s effective rate test when assessing whether a concession has been granted to the borrower. This guidance is effective for the first interim or annual reporting period beginning on or after June 15, 2011. An entity is required to apply this guidance retrospectively for all modifications and restructuring activities that have occurred from the beginning of the annual period of adoption. For receivables that are newly considered impaired under the guidance on accounting by creditors for impairment of a loan, an entity should measure the impairment of those receivables prospectively in the first period of adoption and disclose the total amount of receivables and the related allowance for credit losses as of the end of the period of adoption. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2012, and there was no material impact on its financial position and results of operations. See Note 4 for further details of the disclosures required by this guidance.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs—In May 2011, the FASB issued new guidance, which amends certain accounting and disclosure requirements related to fair value measurements, that result in common fair value measurement and disclosure requirements between US GAAP and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective during interim and annual period beginning after December 15, 2011. The MUFG Group adopted this guidance on April 1, 2012, which had no impact on its financial position and results of operations. See Note 16 for further details of the disclosures required by this guidance.

Amendments to the Presentation of Comprehensive Income—In June 2011, the FASB issued new guidance which amends presentation and disclosure requirements of other comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires that all changes in comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, in December 2011, the FASB issued further guidance which indefinitely defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. This does not defer the effective date of the other disclosure requirements within the new guidance. These guidances are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2012. This guidance only affected the presentation of the MUFG Group’s condensed consolidated financial statements and had no impact on its financial position and result of operations.

Amendments to Testing Goodwill for Impairment—In September 2011, the FASB issued new guidance which simplifies goodwill impairment testing. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test which includes calculating the fair value of the reporting unit. This guidance is effective for goodwill impairment tests

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

performed in interim and annual periods for fiscal years beginning after December 15, 2011. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2012, and there was no impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Scope Clarification of Accounting for Derecognition of in Substance Real Estate—In December 2011, the FASB issued new guidance, which resolves the diversity in practice about whether the guidance of real estate sales in property, plant, and equipment applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. Under the amendments in this guidance, when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance of real estate sales in property, plant, and equipment to determine whether it should derecognize the in substance real estate. The amendments in this guidance are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Disclosures about Offsetting Assets and Liabilities—In December 2011, the FASB issued new guidance which facilitates comparison between those entities that prepare their financial statements on the basis of US GAAP and those entities that prepare their financial statements on the basis of IFRS. This guidance requires that entities disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This guidance is effective for annual periods for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This new guidance will only affect the MUFG Group’s disclosures about offsetting assets and liabilities, and will not affect the MUFG Group’s financial position and results of operations.

Amendments to Testing Indefinite-Lived Intangible Assets for Impairment—In July 2012, the FASB issued new guidance which simplifies the impairment testing for indefinite-lived intangible assets other than goodwill. The guidance allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An entity electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. This guidance is effective for impairment tests performed in interim and annual periods for fiscal years beginning after September 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution—In October 2012, the FASB issued new guidance, which clarifies the accounting guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution when a change in cash flows expected to be collected occurs. This guidance specifies an entity shall subsequently account for the change in measurement of the indemnification asset on the same basis as the change in assets subject to the indemnification and limit any amortization of changes in value to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. This guidance is effective for fiscal years, and interim periods within those

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

years, beginning on or after December 15, 2012. Early adoption is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

2.    INVESTMENT IN MORGAN STANLEY

On September 29, 2008, the MUFG Group and Morgan Stanley completed a final agreement to enter into a strategic capital alliance aiming to build a global strategic alliance primarily in the corporate and investment bank fields. On October 13, 2008, the MUFG Group purchased shares of preferred stock issued by Morgan Stanley. The investment in Morgan Stanley’s preferred stock consisted of Series B Non-cumulative Non-voting Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) and Series C Non-cumulative Non-voting Perpetual Preferred Stock. On April 21, 2011, the MUFG Group and Morgan Stanley entered into an agreement to convert the Series B Preferred Stock with a face value of ¥808,266 million, into Morgan Stanley’s common stock. On June 30, 2011, the MUFG Group converted the Series B Preferred Stock for approximately 385 million shares of Morgan Stanley’s common stock, including approximately 75 million additional shares resulting from the adjustment to the conversion rate pursuant to the agreement. The adjustment to the conversion rate was recognized as a gain of ¥139,320 million, which was included in Interest income on investment securities in the condensed consolidated statement of income for the six months ended September 30, 2011.

Prior to the conversion, the MUFG Group held approximately 3.0% of Morgan Stanley’s common stock and the investment was included in Investment securities available for sale. As a result of the conversion, the MUFG Group held approximately 22.4% of Morgan Stanley’s common stock, giving the MUFG Group the ability to exercise significant influence over the operations of Morgan Stanley. Accordingly, the MUFG Group adopted the equity method of accounting for its investment in Morgan Stanley from June 30, 2011. The MUFG Group’s investments, results of operations and retained earnings were adjusted retroactively on a step-by-step basis as if the equity method of accounting had been in effect during all previous periods. The MUFG Group’s retroactive adjustment was applied to the existing approximately 3.0% investment in Morgan Stanley’s common stock through June 30, 2011. Following the conversion, the MUFG Group began recognizing its approximately 22.4% interest in Morgan Stanley’s common stock as an investment in an equity method investee included in Other assets.

Upon qualifying for the equity method of accounting on June 30, 2011, the MUFG Group performed a valuation of its Morgan Stanley investment. As a result of the valuation, the carrying amount of the MUFG Group’s investment in common stock exceeded the underlying equity in net assets of Morgan Stanley and the excess was recognized as goodwill.

At September 30, 2011, the quoted market price of Morgan Stanley’s common stock had declined 41% from the quoted market price at June 30, 2011. The quoted market price at September 30, 2011 represented less than half of the MUFG Group’s carrying amount on a per share basis. The MUFG Group evaluated this stock price decline to determine whether the investment in Morgan Stanley was other than temporarily impaired. The MUFG Group determined that the decline in the stock price was other than temporary in light of the increasingly stringent regulatory environment and the existing adverse economic events in Europe. More specifically, new and pending regulations, such as the US Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the global regulatory framework often referred to as “Basel III,” were expected to impose significant constraints on the business activities of financial institutions, including the prohibition on certain transactions, the enhancement of risk management frameworks, and the increase in capital adequacy requirements. Rules designed to further regulate the business operations of financial institutions were being adopted, or were at the time scheduled soon to be adopted, by government agencies, including the rules relating to resolution plans and rules generally referred to as the Volcker Rule under the Dodd-Frank Act. Furthermore, the impact of the prolonged European economic crisis had resulted in negative long-term prospects for the global

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

financial market. The events in Europe had an immediate effect on financial institutions holding sovereign securities and were also expected to have long-term consequences for financial institutions with operations in Europe. Given these uncertain economic environment and increasing regulatory challenges, and the significant excess of the carrying amount per share over the quoted market price of Morgan Stanley’s common stock, the MUFG Group recorded an other-than-temporary impairment loss of ¥579,468 million at September 30, 2011. The MUFG Group’s investment in Morgan Stanley’s common stock was adjusted to the quoted market price of Morgan Stanley’s common stock as of September 30, 2011, and the impairment loss was reflected in Equity in earnings (losses) of equity method investees-net in the condensed consolidated statement of income for the six months ended September 30, 2011.

On March 30, 2010, the MUFG Group and Morgan Stanley entered into a securities joint venture agreement to integrate their securities business. See Note 18 for more information.

3.    INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of investment securities available for sale and being held to maturity at March 31, 2012 and September 30, 2012 were as follows:

At March 31, 2012:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥48,736,276	¥155,010	¥8,624		¥48,882,662
Japanese prefectural and municipal bonds	173,028	7,750	—		180,778
Foreign governments and official institutions bonds	953,364	18,606	742		971,228
Corporate bonds	2,460,263	68,933	2,639		2,526,557
Residential mortgage-backed securities	1,129,948	14,239	5,602		1,138,585
Commercial mortgage-backed securities	96,502	2,512	684		98,330
Asset-backed securities	503,011	401	891		502,521
Other debt securities	964	—	—		964
Marketable equity securities	2,315,374	1,129,136	5,734		3,438,776

Total	¥56,368,730	¥1,396,587	¥24,916		¥57,740,401

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥590,147	¥4,370	¥—		¥594,517
Japanese prefectural and municipal bonds	3,531	6	—		3,537
Foreign governments and official institutions bonds	626,871	3,691	169		630,393
Corporate bonds	59,857	201	14		60,044
Asset-backed securities	1,104,890	39,447	2,212	(1)	1,142,125
Other debt securities	72	1	—		73

Total	¥2,385,368	¥47,716	¥2,395		¥2,430,689

Note:	(1)	UnionBanCal Corporation (“UNBC”) reclassified collateralized loan obligations (“CLOs”), which totaled ¥111,895 million at fair value, from Securities available for sale to Securities being held to maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses at the date of reclassification remaining in Accumulated other comprehensive loss in the accompanying condensed consolidated balance sheets was ¥29,539 million before taxes at March 31, 2012 and not included in the table above.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2012:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥48,267,560	¥207,283		¥8,247		¥48,466,596
Japanese prefectural and municipal bonds	190,720	8,511		—		199,231
Foreign governments and official institutions bonds	988,962	20,458		4,203		1,005,217
Corporate bonds	2,190,375	59,940		1,588		2,248,727
Residential mortgage-backed securities	968,279	17,314		3,133		982,460
Commercial mortgage-backed securities	132,813	4,471		477		136,807
Asset-backed securities	483,000	521		7		483,514
Other debt securities(1)	65,711	4,640		5,402		64,949
Marketable equity securities	2,256,385	809,900		19,698		3,046,587

Total	¥55,543,805	¥1,133,038		¥42,755		¥56,634,088

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥559,864	¥2,843		¥—		¥562,707
Foreign governments and official institutions bonds	406,912	2,476		52		409,336
Corporate bonds	19,460	206		—		19,666
Residential mortgage-backed securities	85,691	256	(2)	61		85,886
Asset-backed securities	1,267,961	47,133		254	(3)	1,314,840

Total	¥2,339,888	¥52,914		¥367		¥2,392,435

Notes:	(1)	Other debt securities in the table above include ¥64,790 million of tax-exempt conduit debt bonds.
	(2)	In addition to above, UNBC reclassified residential mortgage-backed securities, which totaled ¥12,356 million at fair value, from Securities available for sale to Securities being held to maturity during the six months ended September 30, 2012. As a result of the reclassification, the unrealized gains at the date of reclassification remaining in Accumulated other comprehensive loss in the accompanying condensed consolidated balance sheets was ¥419 million before taxes at September 30, 2012 and not included in the table above.
	(3)	As a result of the reclassification during the fiscal year ended March 31, 2010, the unrealized losses at the date of reclassification remaining in Accumulated other comprehensive loss in the accompanying condensed consolidated balance sheets was ¥27,207 million before taxes at September 30, 2012 and not included in the table above.

Investment securities other than Securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥876,333 million and ¥870,192 million, at March 31, 2012 and September 30, 2012, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers and carried at fair value of ¥33,432 million and ¥31,507 million at March 31, 2012 and September 30, 2012, respectively. See Note 16 for the valuation techniques and inputs used to estimate the fair values.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

With respect to cost-method investments of ¥302,318 million and ¥321,735 million at March 31, 2012 and September 30, 2012, respectively, the MUFG Group has estimated a fair value using commonly accepted valuation techniques to determine if the investment is impaired in each reporting period. These cost-method investments are primarily comprised of nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future. See Note 16 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other than temporary.

With respect to cost-method investments of ¥574,015 million and ¥548,457 million at March 31, 2012 and September 30, 2012, respectively, the MUFG Group performed a test to determine whether any impairment indicator exists with respect to each cost-method investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to conduct the other-than-temporary impairment evaluation. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share in an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit ratings, which are generally updated once a year based on the annual financial statements of issuers. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of those cost-method investments, which had aggregated costs of ¥570,122 million and ¥545,846 million at March 31, 2012 and September 30, 2012, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on its other-than-temporary impairment evaluation, the impairment losses on cost-method investments the MUFG Group recognized were ¥5,202 million and ¥1,733 million for the six months ended September 30, 2011 and 2012. Each impairment loss was recognized based on the specific circumstances for each individual company. No impairment was individually material.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at September 30, 2012 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held to maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥700,755	¥703,227	¥15,438,407
Due from one year to five years	333,791	343,219	29,024,912
Due from five years to ten years	970,524	1,006,904	5,222,749
Due after ten years	334,818	339,085	3,901,433

Total	¥2,339,888	¥2,392,435	¥53,587,501

For the six months ended September 30, 2011 and 2012, gross realized gains on sales of investment securities available for sale were ¥156,495 million and ¥156,212 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥26,112 million and ¥11,730 million, respectively.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For the six months ended September 30, 2011 and 2012, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥161,937 million and ¥120,660 million, respectively, which were included in Investment securities gains (losses)—net in the condensed consolidated statements of income. The losses of ¥161,937 million for the six months ended September 30, 2011 included losses of ¥7,258 million from debt securities available for sale mainly classified as corporate bonds, and ¥149,477 million from marketable equity securities. The losses of ¥120,660 million for the six months ended September 30, 2012 included losses of ¥6,175 million from debt securities available for sale mainly classified as corporate bonds, and ¥112,752 million from marketable equity securities.

During the six months ended September 30, 2012, the MUFG Group determined that it no longer had the intent to hold certain securities, which had a carrying value of ¥47,566 million, to maturity in response to a significant deterioration in the issuers’ creditworthiness. As a result, the MUFG Group transferred these securities from Securities being held to maturity to Securities available for sale. These securities were sold and the MUFG Group recorded a loss of ¥1,518 million for the six months ended September 30, 2012.

The MUFG Group transferred Securities available for sale of ¥12,356 million to Securities being held to maturity during the six months ended September 30, 2012. The MUFG Group has asserted the positive intent and ability to hold these securities to maturity.

The following tables show the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2012 and September 30, 2012 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2012:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥15,976,426	¥3,035	¥794,870	¥5,589	¥16,771,296	¥8,624	65
Foreign governments and official institutions bonds	27,255	674	3,923	68	31,178	742	42
Corporate bonds	273,322	1,709	87,770	930	361,092	2,639	2,077
Residential mortgage-backed securities	128,824	2,071	27,536	3,531	156,360	5,602	162
Commercial mortgage-backed securities	9,683	253	12,664	431	22,347	684	20
Asset-backed securities	9,425	891	—	—	9,425	891	10
Marketable equity securities	102,018	5,570	528	164	102,546	5,734	56

Total	¥16,526,953	¥14,203	¥927,291	¥10,713	¥17,454,244	¥24,916	2,432

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥8,229	¥2	¥60,813	¥167	¥69,042	¥169	5
Corporate bonds	4,104	2	1,388	12	5,492	14	3
Asset-backed securities	220,509	1,964	119,165	248	339,674	2,212	222

Total	¥232,842	¥1,968	¥181,366	¥427	¥414,208	¥2,395	230

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2012:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions, except number of securities)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥12,578,648	¥4,589	¥583,299	¥3,658	¥13,161,947	¥8,247	47
Foreign governments and official institutions bonds	125,676	4,069	2,766	134	128,442	4,203	109
Corporate bonds	165,124	676	136,870	912	301,994	1,588	1,746
Residential mortgage-backed securities	27,249	112	35,574	3,021	62,823	3,133	83
Commercial mortgage-backed securities	9,765	50	13,931	427	23,696	477	21
Asset-backed securities	3,903	7	—	—	3,903	7	6
Other debt securities	35,858	5,402	—	—	35,858	5,402	42
Marketable equity securities	258,529	19,316	1,538	382	260,067	19,698	175

Total	¥13,204,752	¥34,221	¥773,978	¥8,534	¥13,978,730	¥42,755	2,229

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥11,616	¥52	¥—	¥—	¥11,616	¥52	2
Residential mortgage-backed securities	35,623	61	—	—	35,623	61	30
Asset-backed securities	17,041	1	169,206	253	186,247	254	8

Total	¥64,280	¥114	¥169,206	¥253	¥233,486	¥367	40

The following describes the nature of the MUFG Group’s investments and the conclusions reached on the temporary or other-than-temporary status of the unrealized losses.

Japanese national government and Japanese government agency bonds, Foreign governments bonds and official institutions bonds

As of September 30, 2012, the unrealized losses associated with Japanese national government bonds, Japanese government agency bonds, foreign governments bonds and foreign official institutions bonds are not expected to have any credit losses due to the creditworthiness of sovereign countries and related entities which are guaranteed by the governments, and such unrealized losses are primarily driven by changes in interest rates, not due to credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying condensed consolidated statements of income.

Residential and commercial mortgage-backed securities

As of September 30, 2012, the unrealized losses associated with federal agency residential mortgage-backed securities, which are issued by Government-Sponsored Enterprises (“GSE”) of the United States and collateralized by residential mortgage loans, are expected to be primarily driven by changes in interest rates and not due to credit losses. The unrealized losses associated with other non-agency residential and commercial mortgage-backed securities issued by financial institutions with no guarantee from GSEs are expected to be

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

primarily driven by investment grade, and with consideration of other factors, such as expected cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. As such, no impairment was recorded in the accompanying condensed consolidated statements of income.

Asset-backed securities

As of September 30, 2012, the unrealized losses associated with asset-backed securities are primarily related to certain CLOs, which are structured finance products that securitize a diversified pool of loan assets into multiple classes of notes from the cash flows generated by such loans, and pay the note holders through the receipt of interest and principal repayments from the underlying loans. Certain of these CLOs are highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost. Any security with credit rating deterioration is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The MUFG Group monitored performance of securities and performed expected cash flow analysis, which indicated no observable credit quality deterioration on such securities at September 30, 2012. As a result, no other-than-temporary impairment was recorded in the accompanying condensed consolidated statements of income.

Corporate bonds

As of September 30, 2012, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit ratings of the bond issuers and a loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which an other-than-temporary impairment occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The credit loss component is reduced when the corporate bonds are sold or matured. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	Six months ended September 30,
	2011	2012
	(in millions)
Balance at beginning of period	¥35,458	¥30,066

Additions:
Initial credit impairments	4,502	4,152
Subsequent credit impairments	2,756	2,023

Reductions:
Securities sold or matured	(9,770)	(6,120)

Balance at end of period	¥32,946	¥30,121

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The cumulative decline in fair value of the credit impaired debt securities held at September 30, 2011 and 2012 was ¥20,298 million and ¥18,413 million, respectively. Of which, the credit loss component recognized in earnings was ¥32,946 million and ¥30,121 million, and the remaining amount related to all other factors recognized in accumulated other comprehensive loss before taxes was ¥12,648 million and ¥11,708 million at September 30, 2011 and 2012, respectively.

Other debt securities

As of September 30, 2012, other debt securities primarily consist of private placement tax-exempt debt conduit bonds, which are largely not rated. The MUFG Group estimated loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost. Based on the analysis, no other-than-temporary impairment was recorded in the accompanying condensed consolidated statement of income.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2012, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationships with its customers.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2012 and September 30, 2012 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2012	September 30, 2012
	(in millions)
Domestic:
Manufacturing	¥11,451,720	¥11,336,593
Construction	1,155,926	1,078,134
Real estate	11,035,029	10,840,929
Services	3,239,688	3,141,775
Wholesale and retail	8,492,234	8,149,769
Banks and other financial institutions(1)	3,511,055	3,620,449
Communication and information services	1,284,585	1,344,696
Other industries	10,390,191	10,883,095
Consumer	17,636,553	17,336,551

Total domestic	68,196,981	67,731,991

Foreign:
Governments and official institutions	554,933	544,170
Banks and other financial institutions(1)	4,722,587	4,668,833
Commercial and industrial	15,675,995	15,559,269
Other	3,238,830	3,446,201

Total foreign	24,192,345	24,218,473

Unearned income, unamortized premiums—net and deferred loan fees—net	(91,083)	(99,586)

Total(2)	¥92,298,243	¥91,850,878

Notes:	(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥46,634 million at March 31, 2012 and ¥80,241 million at September 30, 2012, respectively, which are carried at the lower of cost or estimated fair value.

The following is a summary of nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in millions)
Nonaccrual loans	¥1,189,835	¥1,265,885
Restructured loans	923,129	972,762
Accruing loans contractually past due 90 days or more	65,577	45,404

Total	¥2,178,541	¥2,284,051

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card and UNBC based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2012 for further information.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2012 for further information.

The nonaccrual status of loans by class at March 31, 2012 and September 30, 2012 is shown below:

	March 31, 2012	September 30, 2012
	(in millions)
Commercial
Domestic	¥808,757	¥886,386
Manufacturing	199,608	224,727
Construction	39,959	39,974
Real estate	104,690	139,333
Services	84,753	85,636
Wholesale and retail	237,380	254,457
Banks and other financial institutions	7,802	7,239
Communication and information services	33,233	32,613
Other industries	47,931	47,337
Consumer	53,401	55,070
Foreign-excluding UNBC	69,361	75,637
Residential	122,270	134,686
Card	113,450	100,475
UNBC	49,651	43,873

Total(1)	¥1,163,489	¥1,241,057

Note:	(1)

The above table does not include loans held for sale of nil and ¥1,000 million at March 31, 2012 and September 30, 2012, respectively, and loans acquired with deteriorated credit quality of ¥26,346 million and ¥23,828 million, at March 31, 2012 and September 30, 2012, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. The following table shows information about impaired loans by class at March 31, 2012 and September 30, 2012:

	Recorded Loan Balance
At March 31, 2012:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
	(in millions)
Commercial
Domestic	¥1,045,342	¥279,330	¥1,324,672	¥1,387,029	¥616,769
Manufacturing	302,210	56,268	358,478	376,393	187,081
Construction	33,802	22,034	55,836	60,498	19,986
Real estate	112,357	50,982	163,339	176,520	52,165
Services	140,228	36,378	176,606	182,044	74,707
Wholesale and retail	299,637	69,051	368,688	375,464	192,671
Banks and other financial institutions	9,418	253	9,671	11,777	2,314
Communication and information services	39,077	12,534	51,611	54,063	23,278
Other industries	54,183	8,918	63,101	63,336	40,484
Consumer	54,430	22,912	77,342	86,934	24,083
Foreign-excluding UNBC	154,249	177	154,426	155,433	89,049
Loans acquired with deteriorated credit quality	34,472	78	34,550	56,054	10,704
Residential	303,449	23,513	326,962	406,740	102,892
Card	145,123	1,666	146,789	164,659	47,418
UNBC	29,554	14,915	44,469	49,974	5,321

Total	¥1,712,189	¥319,679	¥2,031,868	¥2,219,889	¥872,153

Note:	(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2012:	Requiring an Impairment Allowance	Not Requiring an Impairment Allowance(1)	Total	Unpaid Principal Balance	Related Allowance
	(in millions)
Commercial
Domestic	¥1,162,283	¥289,189	¥1,451,472	¥1,512,998	¥664,755
Manufacturing	392,967	53,348	446,315	464,349	215,269
Construction	41,426	14,275	55,701	58,686	27,361
Real estate	121,028	73,781	194,809	205,264	51,344
Services	135,206	37,694	172,900	177,533	70,620
Wholesale and retail	323,432	63,741	387,173	396,386	214,843
Banks and other financial institutions	9,328	200	9,528	11,635	2,045
Communication and information services	37,202	13,691	50,893	53,593	23,131
Other industries	48,912	9,442	58,354	60,002	37,694
Consumer	52,782	23,017	75,799	85,550	22,448
Foreign-excluding UNBC	158,737	44	158,781	158,819	93,700
Loans acquired with deteriorated credit quality	33,564	76	33,640	51,144	10,817
Residential	303,492	15,799	319,291	371,999	119,598
Card	134,216	1,488	135,704	151,946	42,853
UNBC	28,693	16,446	45,139	50,500	3,424

Total(2)	¥1,820,985	¥323,042	¥2,144,027	¥2,297,406	¥935,147

Notes:	(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.
	(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥1,000 million.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information about average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011		2012
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,241,661	¥10,997	¥1,392,456	¥11,755
Manufacturing	318,863	3,202	404,754	3,424
Construction	66,902	745	55,772	571
Real estate	178,685	1,161	180,968	1,381
Services	175,769	1,709	174,756	1,663
Wholesale and retail	305,315	2,805	377,918	3,059
Banks and other financial institutions	9,884	29	9,601	61
Communication and information services	57,276	612	51,252	526
Other industries	54,865	476	60,728	438
Consumer	74,102	258	76,707	632
Foreign-excluding UNBC	132,471	395	155,974	1,421
Loans acquired with deteriorated credit quality	36,672	1,967	33,963	1,827
Residential	314,440	3,662	323,282	3,268
Card	152,234	3,474	141,247	3,423
UNBC	46,823	391	44,611	642

Total	¥1,924,301	¥20,886	¥2,091,533	¥22,336

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including restructured loans, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class during the six months ended September 30, 2012:

	Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted
Six months ended September 30, 2012:	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Contracts	Recorded Investment
	(in millions, except number of contracts)
Commercial
Domestic	1,776	¥237,366	¥237,366	108	¥8,382
Manufacturing	483	141,964	141,964	14	4,981
Construction	69	4,908	4,908	12	581
Real estate	106	12,766	12,766	1	39
Services	166	15,555	15,555	10	168
Wholesale and retail	709	50,087	50,087	57	1,985
Banks and other financial institutions	4	883	883	—	—
Communication and information services	66	4,450	4,450	5	190
Other industries	38	2,620	2,620	4	310
Consumer	135	4,133	4,133	5	128
Foreign-excluding UNBC	11	9,961	9,494	—	—
Loans acquired with deteriorated credit quality	1	524	524	—	—
Residential	1,434	31,289	31,289	4	89
Card	23,421	14,643	14,444	3,321	2,011
UNBC	468	11,881	11,403	8	319

Total	27,111	¥305,664	¥304,520	3,441	¥10,801

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession for the modification, and the impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2012 was not material.

TDRs for the Commercial and Residential segments in the above table include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan after the modification. Nonaccrual loans that were modified during the six months ended September 30, 2012 amounted to approximately ¥361 billion.

TDRs that subsequently defaulted in the Commercial and Residential segments of the above table includes those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

difficulties even without delinquencies. This is because classification as nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines the default as payment default for the purpose of the disclosure.

As for the Card and UNBC segments, the TDRs in the above table represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment and 60 days or more within the UNBC segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2012 and September 30, 2012 are shown below:

At March 31, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥46,609,922	¥4,324,321	¥808,836	¥51,743,079
Manufacturing	10,139,970	1,100,059	199,608	11,439,637
Construction	901,366	213,648	39,928	1,154,942
Real estate	9,366,628	972,220	104,757	10,443,605
Services	2,713,378	425,694	84,753	3,223,825
Wholesale and retail	7,434,212	788,769	237,380	8,460,361
Banks and other financial institutions	3,065,589	433,192	7,803	3,506,584
Communication and information services	1,137,182	113,561	33,233	1,283,976
Other industries	10,185,274	152,041	47,964	10,385,279
Consumer	1,666,323	125,137	53,410	1,844,870
Foreign-excluding UNBC	18,779,012	1,099,549	65,715	19,944,276
Loans acquired with deteriorated credit quality	32,714	54,863	21,057	108,634

Total	¥65,421,648	¥5,478,733	¥895,608	¥71,795,989

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,461,203	¥125,715	¥15,586,918
Card	¥642,578	¥115,295	¥757,873

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in millions)
UNBC	¥1,784,444	¥24,022	¥2,083,976	¥149,261	¥4,041,703

Notes:	(1)	Total loans in the above table do not include loans held for sale.
	(2)	Total loans of UNBC do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥160,209 million. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

At September 30, 2012:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥46,324,781	¥4,309,283	¥886,541	¥51,520,605
Manufacturing	9,794,373	1,274,557	224,726	11,293,656
Construction	839,445	197,382	39,912	1,076,739
Real estate	9,234,931	921,251	139,400	10,295,582
Services	2,656,194	383,635	85,636	3,125,465
Wholesale and retail	7,101,539	757,160	254,457	8,113,156
Banks and other financial institutions	3,218,531	394,572	7,239	3,620,342
Communication and information services	1,203,626	107,851	32,613	1,344,090
Other industries	10,672,147	158,728	47,479	10,878,354
Consumer	1,603,995	114,147	55,079	1,773,221
Foreign-excluding UNBC	18,599,015	1,142,494	74,860	19,816,369
Loans acquired with deteriorated credit quality	34,004	57,243	19,708	110,955

Total	¥64,957,800	¥5,509,020	¥981,109	¥71,447,929

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥15,228,916	¥137,448	¥15,366,364
Card	¥604,748	¥101,835	¥706,583

	Risk Ratings Based on the Number of Delinquencies		Risk Ratings Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Criticized	Total(1)(2)
	(in millions)
UNBC	¥1,901,933	¥26,727	¥2,209,815	¥114,444	¥4,252,919

Notes:	(1)	Total loans in the above table do not include loans held for sale.
	(2)	Total loans of UNBC do not include FDIC covered loans and small business loans which are not individually rated totaling ¥96,428 million. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

The MUFG Group categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts assessment on the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15). Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the UNBC segment. The accrual status of these loans is determined by the number of delinquent payments.

Commercial loans within the UNBC segment are categorized as either Pass or Criticized based on the internal credit rating assigned to each borrower. Criticized loans include those loans that are potentially weak, as the borrower has begun to exhibit deteriorating trends, well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt, and critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2012 and September 30, 2012 are based on March 31, 2012 and September 30, 2012 information, respectively. For the UNBC segment, credit quality indicators at March 31, 2012 and September 30, 2012 are basically based on December 31, 2011 and June 30, 2012 information, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Past Due Analysis

Ages of past due loans by class at March 31, 2012 and September 30, 2012 are shown below:

At March 31, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥36,474	¥68,428	¥104,902	¥51,638,177	¥51,743,079	¥8,064
Manufacturing	3,874	7,776	11,650	11,427,987	11,439,637	19
Construction	1,856	2,474	4,330	1,150,612	1,154,942	63
Real estate	6,551	16,413	22,964	10,420,641	10,443,605	2,735
Services	3,739	4,731	8,470	3,215,355	3,223,825	200
Wholesale and retail	10,225	10,246	20,471	8,439,890	8,460,361	71
Banks and other financial institutions	8	179	187	3,506,397	3,506,584	—
Communication and information services	4,718	5,939	10,657	1,273,319	1,283,976	15
Other industries	156	9,644	9,800	10,375,479	10,385,279	8
Consumer	5,347	11,026	16,373	1,828,497	1,844,870	4,953
Foreign-excluding UNBC	2,459	26,606	29,065	19,915,211	19,944,276	—
Residential	91,609	57,871	149,480	15,417,904	15,567,384	56,522
Card	29,751	46,695	76,446	666,978	743,424	—
UNBC	29,697	23,011	52,708	4,075,429	4,128,137	77

Total	¥189,990	¥222,611	¥412,601	¥91,713,699	¥92,126,300	¥64,663

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
	(2)	Total loans of UNBC do not include ¥3,690 million of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

At September 30, 2012:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥60,202	¥69,702	¥129,904	¥51,390,701	¥51,520,605	¥7,597
Manufacturing	8,411	12,139	20,550	11,273,106	11,293,656	85
Construction	1,285	1,439	2,724	1,074,015	1,076,739	23
Real estate	8,745	13,699	22,444	10,273,138	10,295,582	2,153
Services	4,023	4,478	8,501	3,116,964	3,125,465	113
Wholesale and retail	23,858	7,426	31,284	8,081,872	8,113,156	83
Banks and other financial institutions	3	182	185	3,620,157	3,620,342	—
Communication and information services	5,038	5,264	10,302	1,333,788	1,344,090	61
Other industries	2,516	14,745	17,261	10,861,093	10,878,354	4
Consumer	6,323	10,330	16,653	1,756,568	1,773,221	5,075
Foreign-excluding UNBC	7,538	13,059	20,597	19,795,772	19,816,369	206
Residential	92,596	58,932	151,528	15,195,970	15,347,498	36,633
Card	26,731	39,585	66,316	626,611	692,927	—
UNBC	23,238	21,969	45,207	4,248,782	4,293,989	66

Total	¥210,305	¥203,247	¥413,552	¥91,257,836	¥91,671,388	¥44,502

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality.
	(2)	Total loans of UNBC do not include ¥3,172 million of FDIC covered loans which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2011 and 2012 are shown below:

Six months ended September 30, 2011:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period:	¥895,611	¥165,215	¥82,607	¥97,023	¥1,240,456
Provision for credit losses	69,300	16,404	19,695	(16,057)	89,342
Charge-offs	65,294	12,322	23,926	16,056	117,598
Recoveries	19,061	113	889	2,616	22,679

Net charge-offs	46,233	12,209	23,037	13,440	94,919
Others(1)	(5,909)	—	—	(813)	(6,722)

Balance at end of period	¥912,769	¥169,410	¥79,265	¥66,713	¥1,228,157

Note:	(1)	Others principally include gains from foreign exchange translation.

Six months ended September 30, 2012:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period:	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507
Provision for credit losses	70,963	(1,983)	7,307	3,725	80,012
Charge-offs	40,131	9,921	17,722	8,569	76,343
Recoveries	12,193	224	1,387	1,905	15,709

Net charge-offs	27,938	9,697	16,335	6,664	60,634
Others(1)	(3,809)	—	—	556	(3,253)

Balance at end of period	¥1,023,524	¥160,157	¥59,875	¥58,076	¥1,301,632

Note:	(1)	Others principally include gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2012 and September 30, 2012 are shown below:

At March 31, 2012:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥705,818	¥101,773	¥47,418	¥5,321	¥860,330
Collectively evaluated for impairment	245,916	67,855	21,158	53,857	388,786
Loans acquired with deteriorated credit quality	32,574	2,209	327	1,281	36,391

Total	¥984,308	¥171,837	¥68,903	¥60,459	¥1,285,507

Loans:
Individually evaluated for impairment	¥1,479,098	¥321,074	¥145,805	¥44,469	¥1,990,446
Collectively evaluated for impairment	70,208,257	15,246,310	597,619	4,087,358	90,139,544
Loans acquired with deteriorated credit quality	108,634	19,534	14,449	70,085	212,702

Total(1)	¥71,795,989	¥15,586,918	¥757,873	¥4,201,912	¥92,342,692

Note:	(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2012:	Commercial	Residential	Card	UNBC	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥758,455	¥118,366	¥42,853	¥3,424	¥923,098
Collectively evaluated for impairment	227,458	38,968	16,775	54,335	337,536
Loans acquired with deteriorated credit quality	37,611	2,823	247	317	40,998

Total	¥1,023,524	¥160,157	¥59,875	¥58,076	¥1,301,632

Loans:
Individually evaluated for impairment	¥1,610,253	¥314,434	¥134,833	¥45,139	¥2,104,659
Collectively evaluated for impairment	69,726,721	15,033,064	558,094	4,252,022	89,569,901
Loans acquired with deteriorated credit quality	110,955	18,866	13,656	52,186	195,663

Total(1)	¥71,447,929	¥15,366,364	¥706,583	¥4,349,347	¥91,870,223

Note:	(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Government-led Loan Restructuring Program

In September 2011, the deposits of ¥161,435 million with the New Fund of the Government-led Loan Restructuring Program were fully collected according to their terms. In June 2012, the entire deposits balance of ¥204,956 million with the Special Fund of the Government-led Loan Restructuring Program, which were included in Other assets at March 31, 2012, were fully collected in accordance with the December 2011 Policy Board Meeting of the Deposit Insurance Corporation. See Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2012 for further information about Government-led Loan Restructuring Program.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in millions)
Balance at beginning of period
Goodwill	¥2,103,948	¥2,094,839
Accumulated impairment losses	(1,740,556)	(1,740,556)

	363,392	354,283

Foreign currency translation adjustments and other	(2,620)	3,834

Balance at end of period
Goodwill	2,101,328	2,098,673
Accumulated impairment losses	(1,740,556)	(1,740,556)

	¥360,772	¥358,117

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in millions)
Intangible assets subject to amortization:
Software	¥526,184	¥521,590
Core deposit intangibles	211,618	193,920
Customer relationships	105,949	100,358
Trade names	38,988	38,102
Other	1,458	1,450

Total	884,197	855,420
Intangible assets not subject to amortization:
Indefinite-lived trade names	3,037	3,037
Other	9,249	9,405

Total	12,286	12,442

Total	¥896,483	¥867,862

The impairment losses on intangible assets for the six months ended September 30, 2011 and 2012 were ¥27,040 million and ¥235 million, respectively, which are included in Impairment of intangible assets in the condensed consolidated statements of income. The impairment loss for the six months ended September 30, 2011 included a loss of ¥8,334 million relating to the contractual rights of a business alliance reported under the Integrated Retail Banking Business Group, which were not subject to amortization, and a loss of ¥18,554 million relating to the customer relationships from fund contracts under the Integrated Trust Assets Business Group, which were reclassified from intangible assets not subject to amortization to those subject to amortization at September 30, 2011. The intangible assets were valued based on discounted expected future cash flows. The estimated future cash flows of the above customer relationships from fund contracts were revised downward due to the recent global financial market instability and its adverse impact on the expected growth prospects of trust assets. Accordingly, the MUFG Group revaluated the intangible assets and recognized impairment losses. In relation to the estimate of useful lives of the customer relationships, see Note 1 “Change in Accounting Estimates” section for the details.

6.    PLEDGED ASSETS

At September 30, 2012, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2012
(in millions)
Trading account securities	¥10,704,141
Investment securities	6,288,317
Loans	6,843,266
Other	64,728

Total	¥23,900,452

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2012
(in millions)
Deposits	¥252,426
Call money and funds purchased	535,193
Payables under repurchase agreements and securities lending transactions	13,039,865
Other short-term borrowings and long-term debt	10,011,755
Other	61,213

Total	¥23,900,452

In addition, at September 30, 2012, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating ¥18,254,235 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

At March 31, 2012 and September 30, 2012, the cash collateral paid for derivative transactions, which is included in Other assets, was ¥1,334,968 million and ¥1,106,095 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥272,806 million and ¥292,570 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2011	2012	2011		2012
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥20,002	¥19,361	¥3,036	¥536	¥3,957	¥545
Interest costs on projected benefit obligation	16,073	13,550	5,458	618	5,359	559
Expected return on plan assets	(28,002)	(24,328)	(7,315)	(566)	(7,054)	(514)
Amortization of net actuarial loss	14,018	22,584	1,922	250	3,621	329
Amortization of prior service cost	(5,270)	(6,155)	15	(29)	14	(28)
Amortization of net obligation at transition	—	—	—	54	—	52
Loss on settlement and curtailment	3,151	2,472	—	—	85	14

Net periodic benefit cost	¥19,972	¥27,484	¥3,116	¥863	¥5,982	¥957

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2012 and expects to contribute for the remainder of the fiscal year ending March 31, 2013 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2012	¥20.6	¥13.5	¥0.6
For the remainder of the fiscal year ending March 31, 2013	¥19.9	¥1.0	¥0.6

8.    PREFERRED STOCK

The number of shares of preferred stock authorized and outstanding, and aggregate amount of liquidation preference at March 31, 2012 and September 30, 2012 were as follows:

	March 31, 2012			September 30, 2012
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount of liquidation preference	Number of shares– authorized	Number of shares– outstanding	Aggregate amount of liquidation preference
	(in millions, except number of shares)
Preferred stock
Class 3	120,000,000	—	¥—	120,000,000	—	¥—
Class 5	400,000,000	156,000,000	390,000	400,000,000	156,000,000	390,000
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 11	1,000	1,000	1	1,000	1,000	1

			¥390,001			¥390,001

Preferred stock included in Capital stock on the condensed consolidated balance sheets at March 31, 2012 and September 30, 2012 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred stock.

See Note 15 to the consolidated financial statements for the fiscal year ended March 31, 2012 for further information about preferred stock.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

9.    NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on the MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2011 and 2012:

	Six months ended September 30,
	2011	2012
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥190,964	¥596,012
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Issuance of new shares of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Note 18)	(12,000)	—
Other	(165)	(307)

Net transfers to the noncontrolling interest shareholders	(12,165)	(307)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥178,799	¥595,705

10.     EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS for the six months ended September 30, 2011 and 2012 are as follows:

	Six months ended September 30,
	2011	2012
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥190,964	¥596,012
Income allocable to preferred shareholders:
Cash dividends paid	(8,970)	(8,970)

Net income available to common shareholders of Mitsubishi UFJ Financial Group	181,994	587,042

Effect of dilutive instruments:
Convertible preferred stock—Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	(576)	—

Net income available to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥181,418	¥587,042

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	2011	2012
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,138,985	14,146,513
Effect of dilutive instruments:
Convertible preferred stock	1	1
Stock options	14,258	18,499

Weighted average common shares for diluted EPS computation	14,153,244	14,165,013

	Six months ended September 30,
	2011	2012
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥12.87	¥41.50

Diluted earnings per common share:
Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥12.82	¥41.44

For the six months ended September 30, 2011 and 2012, stock options and restricted stock units issued by Morgan Stanley, and for the six months ended September 30, 2012, convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share as they were antidilutive.

In computing the number of the potentially dilutive common shares for the six months ended September 30, 2011 and 2012, Class 11 Preferred Stock has been based on the conversion price of ¥865.9 at September 30, 2011 and 2012.

11.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. Market risk is the possibility that future changes in market indices make the financial instruments less valuable. The MUFG Group is a party to derivative financial instruments, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rates, foreign currencies, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the MUFG Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MUFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of the MUFG Group’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease of interest income and interest expense on hedged variable rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate volatility of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal periods end on December 31.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CDs”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the changes in cash flows attributable to changes in the designated benchmark rate (i.e., US dollar LIBOR). In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical at inception. Cash flow hedging instruments currently being utilized include purchased caps and interest rate swaps. At June 30, 2012, the weighted average remaining life of the currently active cash flow hedges was approximately 2.0 years.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

UNBC used purchased interest rate caps with a notional amount of ¥79.3 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed borrowings. Payments received under the cap contract offset the increase in borrowing interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC used interest rate swaps with a notional amount of ¥515.5 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans. Payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index.

UNBC used purchased interest rate caps with a notional amount of ¥237.9 billion to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate component of forecasted issuances of short-term, fixed rate CDs. Net payments to be received under the cap contract offset increases in interest expense if the relevant LIBOR index rises above the cap’s strike rate.

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched to an equal principal amount of loans, CDs, or borrowings, the index and repricing frequencies of the hedging instruments match those of the loans, CDs, or borrowings and the period in which the designated hedged cash flows occurs is equal to the term of the hedge instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedging instruments versus those of the loans, CDs or borrowings.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income (loss) (“OCI”) and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in non-interest income in the period in which they arise. At June 30, 2012, UNBC expects to reclassify approximately ¥1.2 billion of income from accumulated other comprehensive income to net interest income during the twelve months ending June 30, 2013. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to June 30, 2012.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2012 and September 30, 2012:

	Notional amounts(1)
	March 31, 2012	September 30, 2012
	(in trillions)
Interest rate contracts	¥933.5	¥891.9
Foreign exchange contracts	128.0	129.8
Equity contracts	2.4	2.3
Commodity contracts	1.8	1.9
Credit derivatives	6.5	6.9
Others	1.2	1.6

Total	¥1,073.4	¥1,034.4

Note:	(1)	Includes both written and purchased position.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2012 and September 30, 2012:

	Fair value of derivative instruments
	March 31, 2012(1)(5)			September 30, 2012(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥9,064	¥—	¥9,064	¥10,368	¥2	¥10,370
Foreign exchange contracts	2,259	—	2,259	1,978	—	1,978
Equity contracts	58	—	58	50	—	50
Commodity contracts	122	—	122	93	—	93
Credit derivatives	55	—	55	100	—	100

Total derivative assets	¥11,558	¥—	¥11,558	¥12,589	¥2	¥12,591

Derivative liabilities:
Interest rate contracts	¥9,062	¥1	¥9,063	¥10,383	¥—	¥10,383
Foreign exchange contracts	2,458	—	2,458	1,780	—	1,780
Equity contracts	124	—	124	82	—	82
Commodity contracts	99	—	99	76	—	76
Credit derivatives	50	—	50	104	—	104
Others(6)	(83)	—	(83)	(86)	—	(86)

Total derivative liabilities	¥11,710	¥1	¥11,711	¥12,339	¥—	¥12,339

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC. The derivative instruments which are designated as a hedging instrument are presented in Other assets or Other liabilities.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 16.
(6)	Others include bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and on Accumulated OCI

The following tables reflect more detailed information regarding the derivative-related impact on the condensed consolidated statements of income by accounting designation for the six months ended September 30, 2011 and 2012:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2011:
Interest rate contracts	¥—	¥90	¥90
Foreign exchange contracts	46	—	46
Equity contracts	—	46	46
Commodity contracts	—	13	13
Credit derivatives	—	8	8
Others	—	(12)	(12)

Total	¥46	¥145	¥191

Six months ended September 30, 2012:
Interest rate contracts	¥—	¥30	¥30
Foreign exchange contracts	99	—	99
Equity contracts	—	67	67
Commodity contracts	—	4	4
Credit derivatives	—	(10)	(10)
Others	—	3	3

Total	¥99	¥94	¥193

Gains and losses for derivatives designated as cash flow hedges

	Gains and losses for derivatives designated as cash flow hedges
	The amount of gains (losses) recognized in Accumulated OCI on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated OCI (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
		Classification	Amount	Classification	Amount
	(in billions)
Six months ended September 30, 2011:
Interest rate contracts	¥(1)	Interest income	¥—		¥—

Total	¥(1)		¥—		¥—

Six months ended September 30, 2012:
Interest rate contracts	¥3	Interest income	¥—		¥—

Total	¥3		¥—		¥—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the condensed consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include primarily single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these credit derivatives represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2012 and September 30, 2012:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2012:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥738,815	¥1,496,719	¥130,926	¥2,366,460	¥2,389
Non-investment grade	111,916	122,896	1,503	236,315	4,205
Not rated	15,692	10,390	—	26,082	(19)

Total	866,423	1,630,005	132,429	2,628,857	6,575

Index and basket credit default swaps held by BTMU:
Investment grade(2)	17,129	119,132	44,238	180,499	772
Non-investment grade	35,413	940	—	36,353	45
Not rated	7,824	—	—	7,824	(68)

Total	60,366	120,072	44,238	224,676	749
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	51,600	358,506	4,000	414,106	(4,025)
Non-investment grade	5,950	10,082	—	16,032	(161)
Not rated	—	12,251	—	12,251	838

Total	57,550	380,839	4,000	442,389	(3,348)

Total index and basket credit default swaps sold	117,916	500,911	48,238	667,065	(2,599)

Total credit default swaps sold	¥984,339	¥2,130,916	¥180,667	¥3,295,922	¥3,976

Credit-linked notes(3)	¥15,000	¥12,109	¥13,997	¥41,106	¥(32,514)

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At September 30, 2012:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥693,523	¥1,579,857	¥156,918	¥2,430,298	¥38,576
Non-investment grade	133,174	128,486	11,428	273,088	19,146
Not rated	9,174	5,456	—	14,630	(35)

Total	835,871	1,713,799	168,346	2,718,016	57,687

Index and basket credit default swaps held by BTMU:
Investment grade(2)	17,901	62,918	171,316	252,135	4,043
Non-investment grade	29,671	940	—	30,611	(10)
Not rated	7,062	—	—	7,062	(23)

Total	54,634	63,858	171,316	289,808	4,010
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	25,599	432,427	19,000	477,026	4,634
Non-investment grade	2,163	12,053	—	14,216	51
Not rated	—	13,496	—	13,496	823

Total	27,762	457,976	19,000	504,738	5,508

Total index and basket credit default swaps sold	82,396	521,834	190,316	794,546	9,518

Total credit default swaps sold	¥918,267	¥2,235,633	¥358,662	¥3,512,562	¥67,205

Credit-linked notes(3)	¥22,500	¥1,242	¥4,021	¥27,763	¥(26,308)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
	(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
	(3)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. As the seller of protection, the MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and Standard & Poor’s (“S&P”) credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group, as the seller of protection, will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed.

Credit-linked notes (“CLNs”)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuers of the notes. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUSHD and other securities subsidiaries in Japan and overseas issue CLNs.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥2 billion and ¥2,535 billion, respectively, at March 31, 2012, and approximately ¥55 billion and ¥2,796 billion, respectively, at September 30, 2012.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2012 and September 30, 2012 was approximately ¥3.6 trillion and ¥3.4 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥612 billion and ¥400 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥125 billion and ¥99 billion, respectively, as of March 31, 2012 and ¥116 billion and ¥92 billion, respectively, as of September 30, 2012.

12.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 22 to the consolidated financial statements for the fiscal year ended March 31, 2012. The table below presents the contractual or notional amounts of such guarantees at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions)
Standby letters of credit and financial guarantees	¥3,502	¥3,457
Performance guarantees	2,089	1,936
Derivative instruments(1)(2)	155,720	131,725
Liabilities of trust accounts	5,250	5,528
Other	96	25

Total	¥166,657	¥142,671

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
	(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

consistent with both the method of evaluating credit risk under Basel II and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following table.

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2012 and September 30, 2012. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

At March 31, 2012:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,502	¥3,297	¥185	¥12	¥8
Performance guarantees	2,089	2,032	42	1	14

Total	¥5,591	¥5,329	¥227	¥13	¥22

At September 30, 2012:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,457	¥3,242	¥192	¥12	¥11
Performance guarantees	1,936	1,876	47	1	12

Total	¥5,393	¥5,118	¥239	¥13	¥23

Notes:	(1)	Borrowers classified as Close watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are restructured loans or loans contractually past due 90 days or more for special reasons.
	(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 22 to the consolidated financial statements for the fiscal year ended March 31, 2012.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financing needs of its customers and for other purposes as

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

described in Note 22 to the consolidated financial statements for the fiscal year ended March 31, 2012. The table below presents the contractual amounts with regard to such instruments at March 31, 2012 and September 30, 2012:

	March 31, 2012	September 30, 2012
	(in billions)
Commitments to extend credit	¥62,754	¥63,405
Commercial letters of credit	682	704
Commitments to make investments	117	94
Other	16	—

13.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Law. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Law. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Law.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥99,437 million and ¥87,921 million as of March 31, 2012 and September 30, 2012, respectively. The expenses recognized relating to the allowance for the six months ended September 30, 2011 and 2012 were not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Litigation

The MUFG Group is involved in various litigation matters. Based upon the current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

14.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2012 for further information about the MUFG Group’s involvements with VIEs.

The following tables present the assets and liabilities of consolidated VIEs recorded on the condensed consolidated balance sheets at March 31, 2012 and September 30, 2012:

Consolidated VIEs	Consolidated assets
At March 31, 2012:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,408,549	¥34,260	¥46,684	¥2,181	¥435,800	¥4,846,147	¥43,477
Investment funds	1,795,862	19,556	56,359	1,526,547	11,550	172	181,678
Special purpose entities created for structured financing	161,353	828	1,755	—	—	148,764	10,006
Repackaged instruments	57,603	—	—	50,983	—	6,620	—
Securitization of the MUFG Group’s assets	2,131,526	—	—	—	—	2,050,818	80,708
Trust arrangements	971,787	—	2,621	64	82,631	882,499	3,972
Others	124,807	254	697	—	107	89,952	33,797

Total	¥10,651,487	¥54,898	¥108,116	¥1,579,775	¥530,088	¥8,024,972	¥353,638

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,421,716	¥—	¥4,741,258	¥222,635	¥457,823
Investment funds	215,030	—	1,580	12,989	200,461
Special purpose entities created for structured financing	159,637	—	10,635	147,868	1,134
Repackaged instruments	57,986	—	—	56,929	1,057
Securitization of the MUFG Group’s assets	2,133,087	—	26,200	2,105,666	1,221
Trust arrangements	970,437	965,003	—	—	5,434
Others	124,239	—	89,390	34,661	188

Total	¥9,082,132	¥965,003	¥4,869,063	¥2,580,748	¥667,318

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2012:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥5,109,267	¥27,810	¥51,757	¥3,049	¥437,421	¥4,569,031	¥20,199
Investment funds	2,154,389	82,466	11,312	1,912,916	11,050	163	136,482
Special purpose entities created for structured financing	162,156	1,322	1,712	—	—	144,163	14,959
Repackaged instruments	75,093	—	—	71,277	—	3,816	—
Securitization of the MUFG Group’s assets	1,959,573	—	—	—	—	1,892,266	67,307
Trust arrangements	936,304	—	568	128	87,928	842,392	5,288
Others	105,936	277	706	—	90	71,229	33,634

Total	¥10,502,718	¥111,875	¥66,055	¥1,987,370	¥536,489	¥7,523,060	¥277,869

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,116,210	¥—	¥4,390,805	¥271,788	¥453,617
Investment funds	287,273	—	1,447	12,811	273,015
Special purpose entities created for structured financing	160,216	—	6,445	151,559	2,212
Repackaged instruments	77,601	—	—	74,366	3,235
Securitization of the MUFG Group’s assets	1,953,680	—	25,600	1,926,992	1,088
Trust arrangements	934,336	930,827	—	—	3,509
Others	105,410	—	70,741	34,499	170

Total	¥8,634,726	¥930,827	¥4,495,038	¥2,472,015	¥736,846

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the eliminated amounts of assets were ¥52,669 million of Cash and due from banks, ¥51,841 million of Interest-earning deposits in other banks, ¥3,050 million of Trading account assets, ¥9 million of Investment securities, ¥923,508 million of Loans and ¥53,430 million of All other assets at March 31, 2012, and ¥108,695 million of Cash and due from banks, ¥51,767 million of Interest-earning deposits in other banks, ¥3,083 million of Trading account assets, ¥6 million of Investment securities, ¥866,024 million of Loans and ¥20,795 million of All other assets at September 30, 2012. The eliminated amounts of liabilities were ¥3,104,796 million of Other short-term borrowings, ¥1,183,281 million of Long-term debt and ¥16,080 million of All other liabilities at March 31, 2012, and ¥2,741,015 million of Other short-term borrowings, ¥1,196,796 million of Long-term debt and ¥11,415 million of All other liabilities at September 30, 2012.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is only contractually required to provide credit enhancement or program-wide liquidity.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2012 and September 30, 2012:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2012:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥9,565,475	¥2,425,746	¥1,798,190	¥12,460	¥207,361	¥1,578,369	¥—	¥—	¥—
Investment funds	2,423,629	291,889	283,273	12,261	91,220	179,792	—	—	—
Special purpose entities created for structured financing	17,110,493	2,431,871	2,044,138	72,140	41,510	1,928,409	2,079	—	—
Repackaged instruments	13,362,168	1,199,028	1,154,691	48,851	769,109	336,731	—	—	—
Trust arrangements	23,451	24,875	23,940	—	—	23,940	—	5,919	5,919
Others	17,578,176	1,658,832	1,341,960	4,917	291,283	1,045,760	—	524	524

Total	¥60,063,392	¥8,032,241	¥6,646,192	¥150,629	¥1,400,483	¥5,093,001	¥2,079	¥6,443	¥6,443

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2012:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥9,110,394	¥2,425,905	¥1,783,553	¥3,151	¥205,103	¥1,575,299	¥—	¥—	¥—
Investment funds	3,524,201	433,182	421,338	25,838	164,272	230,245	983	—	—
Special purpose entities created for structured financing	15,593,253	2,461,084	1,896,950	73,097	33,207	1,789,194	1,452	13	13
Repackaged instruments	12,514,678	1,265,111	1,223,200	81,653	875,480	266,067	—	—	—
Trust arrangements	14,467	13,630	12,740	—	—	12,740	—	5,736	5,736
Others	19,182,951	1,654,974	1,305,692	42,639	277,986	985,067	—	34	34

Total	¥59,939,944	¥8,253,886	¥6,643,473	¥226,378	¥1,556,048	¥4,858,612	¥2,435	¥5,783	¥5,783

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

15.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is based on the financial information prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as adjusted in accordance with internal management

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

accounting rules and practices. Accordingly, the format and information is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income before income tax expense under US GAAP.

The following is a brief explanation of the MUFG Group’s business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities business. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Integrated Global Business Group (“MUFG Global”)—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through Union Bank, N.A. (“Union Bank”)), through a global network of more than 500 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs. Union Bank is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. Union Bank’s parent company is UNBC, which is a bank holding company in the United States.

Global Markets—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB, and MUMSS. The elimination of net revenue among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Effective July 1, 2011, the MUFG Group added the Integrated Global Business Group as a fourth area of its integrated business group system by shifting most of the MUFG Group’s global operations mainly from the Integrated Corporate Banking Business Group. This change in the MUFG Group’s business segments was implemented to change the previous practice of each group entity’s individual promotion of global businesses to a more group-wide approach. The new approach is designed to enable the MUFG Group to exercise its comprehensive expertise to more effectively provide the MUFG Group’s customers with value-added services outside of Japan.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Effective October 1, 2011, there was a change in the MUFG Group’s managerial accounting method applied mainly to fees and commissions, which mainly affected the Integrated Trust Assets Business Group. In addition, effective April 1, 2012, in order to integrate the managerial accounting methodology amongst group companies, the MUFG Group changed some MUFG Group’s managerial accounting methodologies such as redefining items to be included in Operating profit (loss), which mainly affected the Integrated Retail Banking Business Group. These changes result in a decrease in operating profit of ¥8.2 billion for the six months ended September 30, 2011.

Effective July 1, 2012, the MUFG Group shifted sales and trading businesses of MUSHD’s foreign subsidiaries from the Integrated Global Business Group to the Global Markets segment as part of its efforts to strengthen the cooperation between BTMU and MUSHD of their markets businesses. This change was implemented to expand investor relationships while improving its trading capabilities to seize interest rate and foreign exchange market opportunities for loans and corporate bond transactions.

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2011 and 2012, respectively:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group	Integrated Trust Assets Business Group	Integrated Global Business Group			Global Markets	Other	Total
				Other than UNBC	UNBC	Total
	(in billions)
Six months ended September 30, 2011:
Net revenue:	¥619.9	¥430.1	¥72.1	¥166.0	¥135.7	¥301.7	¥404.1	¥8.7	¥1,836.6
BTMU and MUTB:	294.4	385.0	28.6	126.2	—	126.2	368.9	4.0	1,207.1
Net interest income	236.5	201.3	—	53.4	—	53.4	133.2	24.6	649.0
Net fees	52.8	151.4	28.6	52.8	—	52.8	(7.9)	(14.6)	263.1
Other	5.1	32.3	—	20.0	—	20.0	243.6	(6.0)	295.0
Other than BTMU and MUTB(1)	325.5	45.1	43.5	39.8	135.7	175.5	35.2	4.7	629.5
Operating expenses	454.6	222.9	43.7	96.3	90.6	186.9	63.9	78.5	1,050.5

Operating profit (loss)	¥165.3	¥207.2	¥28.4	¥69.7	¥45.1	¥114.8	¥340.2	¥(69.8)	¥786.1

Six months ended September 30, 2012:
Net revenue:	¥586.9	¥421.5	¥67.0	¥191.4	¥130.8	¥322.2	¥460.9	¥15.6	¥1,874.1
BTMU and MUTB:	278.4	373.3	26.8	143.4	—	143.4	413.4	11.4	1,246.7
Net interest income	219.0	195.4	—	71.4	—	71.4	114.7	30.0	630.5
Net fees	55.1	152.3	26.8	58.3	—	58.3	(10.4)	(17.0)	265.1
Other	4.3	25.6	—	13.7	—	13.7	309.1	(1.6)	351.1
Other than BTMU and MUTB(1)	308.5	48.2	40.2	48.0	130.8	178.8	47.5	4.2	627.4
Operating expenses	452.9	218.2	43.3	112.3	92.0	204.3	65.1	89.2	1,073.0

Operating profit (loss)	¥134.0	¥203.3	¥23.7	¥79.1	¥38.8	¥117.9	¥395.8	¥(73.6)	¥801.1

Note:	(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2011 and 2012 above to income before income tax expense shown on the condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2011	2012
	(in billions)
Operating profit	¥786	¥801
Provision for credit losses	(89)	(80)
Foreign exchange gains—net	78	46
Trading account profits—net	330	162
Equity investment securities losses—net	(118)	(98)
Debt investment securities losses—net	(119)	(139)
Equity in earnings (losses) of equity method investees—net	(515)	10
Impairment of intangible assets	(27)	—
Other—net	68	(18)

Income before income tax expense	¥394	¥684

16.    FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted prices are used to determine fair value. If quoted prices are not available, fair value is based upon valuation techniques that use observable or unobservable inputs. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following section describes the valuation techniques used by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the fair value hierarchy, a brief explanation of the valuation techniques, the significant inputs to those valuation techniques, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation technique are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value upon election of the fair value option and fair value is measured using discounted cash flows. Cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified in Level 2 of the fair value hierarchy.

Trading Account Assets and Liabilities—Trading Account Securities

When quoted prices are available in an active market, the MUFG Group uses quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds and marketable equity securities.

When quoted prices are available but the securities are not traded in active markets, such securities are classified in Level 2 of the fair value hierarchy. These securities include certain Japanese government agency bonds, Japanese prefectural and municipal bonds, foreign governments and official institutions bonds, corporate bonds, residential mortgage-backed securities and equity securities.

When quoted prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted prices of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial papers, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial papers, the MUFG Group estimates fair value using discounted cash flows. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on yield curve estimated from market interest rates appropriate to the securities. Commercial paper is generally classified in Level 2 of the fair value hierarchy. For corporate bonds, the MUFG Group estimates fair value by using the internal valuation technique. Key inputs to the internal valuation technique include estimated cash flows based on the terms of the contracts, yield curves based on market interest rates and volatilities. Corporate bonds which are valued using internal valuation techniques are generally classified in Level 2 of the fair value hierarchy. If any such key inputs are unobservable, they are classified in Level 3 of the fair value hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date.

When there is less liquidity for securities or significant inputs used in the fair value measurements are unobservable, such securities are classified in Level 3 of the fair value hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. The fair value of CLOs is measured by weighting the estimated fair value amounts from internal valuation techniques and the non-binding quotes from the independent broker-dealers. The weight of the independent broker-dealer

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

quote is determined based on the result of inquiries to the independent broker-dealers for their basis of the fair value calculation with consideration of level of activity, such as latest trade date and transaction volume of the market. Key inputs to the internal valuation techniques include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX (which is an index of loan credit default swaps), repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Account Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the fair value hierarchy. Examples of Level 1 derivatives include stock futures index and interest rate futures. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using valuation techniques as there are no quoted prices for such derivatives. The valuation techniques and inputs vary depending on the types and contractual terms of the derivatives. The principal valuation techniques used to value derivatives include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are generally readily observable from an active market. Derivatives valued using such valuation techniques and inputs are generally classified in Level 2 of the fair value hierarchy. Examples of such Level 2 derivatives include plain-vanilla interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued using valuation techniques with significant unobservable inputs are classified in Level 3 of the fair value hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same valuation techniques as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow method using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. Credit risk of issuers is reflected in the future cash flows being discounted by the interest rates applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies. These bonds are classified in either Level 2 or Level 3 of the fair value hierarchy, depending on the significance of the adjustments for unobservable input of credit worthiness. Investment securities also includes investments in nonmarketable equity securities which are subject to specialized industry accounting principles. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted prices, lack of liquidity and the long term nature of these investments. Further, there may be restriction on transfers of nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts such valuations, considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of the investee company. Nonmarketable equity securities are included in Level 3 of the fair value hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments. The securities received as collateral

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

under lending transactions mainly consist of certain Japanese and foreign government bonds which are valued using the valuation techniques described in the “Trading Accounts Assets and Liabilities—Trading Account Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the valuation techniques described in the “Trading Account Assets and Liabilities—Trading Account Securities” above and is included in Level 1 or Level 2 of the fair value hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the methodologies described in the “Trading Account Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the valuation techniques described in the “Trading Account Assets and Liabilities—Trading Account Securities” above.

Other Short-term Borrowings and Long-term Debt

Certain short-term borrowings and long-term debt are measured at fair values due to election of the fair value option. The fair value of these instruments are measured principally based on the discounted cash flows. Where the inputs into the valuation technique are mainly based on observable inputs, these instruments are classified in Level 2 of the fair value hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the fair value hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are made to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigation such as pledged collateral and legal right of offsets with the counterparty.

For own credit risk adjustments, the MUFG Group takes into consideration all the facts and circumstances, including its own credit rating, the difference between its funding rate and market interest rate, and the existence of collateralization or netting agreements. As a result of these analyses, the MUFG Group considered that own credit risk adjustments for financial liabilities were not material.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of fair value hierarchy when recent prices of such instruments are unobservable or traded in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed valuation techniques. Examples of such adjustments include adjustments to the model price of certain derivatives where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model-based estimated value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has interests in investment funds mainly hedge funds, private equity funds, and real estate funds that are measured at fair value on a recurring or nonrecurring basis.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in hedge funds are generally redeemable on a monthly-quarterly basis with 30-90 days advance notice.

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds, and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the fund. It is estimated that the underlying assets of the fund would be liquidated within a ten-year period.

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated. It is estimated that the underlying assets of the funds would be liquidated within a four-year period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2012 and September 30, 2012:

	March 31, 2012
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,002,246	¥5,316,198	¥1,076,657	¥23,395,101
Debt securities
Japanese national government and Japanese government agency bonds	3,519,918	167,661	—	3,687,579
Japanese prefectural and municipal bonds	—	113,798	—	113,798
Foreign governments and official institutions bonds	9,009,412	1,581,343	149,731	10,740,486
Corporate bonds	—	1,736,774	501,895	2,238,669
Residential mortgage-backed securities	3,548,998	304,413	10,124	3,863,535
Asset-backed securities	—	52,576	395,198	447,774
Other debt securities	—	10,725	—	10,725
Commercial paper	—	947,451	—	947,451
Equity securities(2)	923,918	401,457	19,709	1,345,084
Trading derivative assets	48,335	11,424,275	85,534	11,558,144
Interest rate contracts	9,558	9,038,950	14,920	9,063,428
Foreign exchange contracts	212	2,192,691	66,264	2,259,167
Equity contracts	15,987	39,877	2,617	58,481
Commodity contracts	22,578	98,424	939	121,941
Credit derivatives	—	54,333	794	55,127
Investment securities:
Securities available for sale	51,896,943	4,170,071	1,673,387	57,740,401
Debt securities
Japanese national government and Japanese government agency bonds	47,880,896	1,001,767	—	48,882,663
Japanese prefectural and municipal bonds	—	180,778	—	180,778
Foreign governments and official institutions bonds	699,034	141,473	130,720	971,227
Corporate bonds	—	1,066,068	1,460,489	2,526,557
Residential mortgage-backed securities	—	1,116,234	22,351	1,138,585
Commercial mortgage-backed securities	—	94,528	3,802	98,330
Asset-backed securities	—	447,574	54,947	502,521
Other debt securities	—	—	964	964
Marketable equity securities	3,317,013	121,649	114	3,438,776
Other investment securities	—	1,111	32,321	33,432
Others(3)(4)	588,753	218,652	10,368	817,773

Total	¥69,536,277	¥21,130,307	¥2,878,267	¥93,544,851

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥172,000	¥2,018	¥—	¥174,018
Trading derivative liabilities	112,961	11,567,211	112,992	11,793,164
Interest rate contracts	32,546	8,969,752	59,824	9,062,122
Foreign exchange contracts	105	2,415,311	42,357	2,457,773
Equity contracts	58,413	56,424	9,636	124,473
Commodity contracts	21,897	76,044	777	98,718
Credit derivatives	—	49,680	398	50,078
Obligation to return securities received as collateral	3,441,984	197,854	—	3,639,838
Others(5)	—	428,460	43,536	471,996

Total	¥3,726,945	¥12,195,543	¥156,528	¥16,079,016

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2012
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥14,025,799	¥10,000,930	¥644,071	¥24,670,800
Debt securities
Japanese national government and Japanese government agency bonds	3,932,153	171,975	—	4,104,128
Japanese prefectural and municipal bonds	—	109,442	—	109,442
Foreign governments and official institutions bonds	9,262,384	1,827,058	87,000	11,176,442
Corporate bonds	—	2,266,793	148,175	2,414,968
Residential mortgage-backed securities	—	4,105,977	9,108	4,115,085
Asset-backed securities	—	40,400	361,552	401,952
Other debt securities	—	9,580	19,577	29,157
Commercial paper	—	1,162,896	—	1,162,896
Equity securities(2)	831,262	306,809	18,659	1,156,730
Trading derivative assets	31,530	12,468,522	88,570	12,588,622
Interest rate contracts	3,889	10,349,588	14,345	10,367,822
Foreign exchange contracts	1,084	1,917,901	59,133	1,978,118
Equity contracts	15,693	23,753	10,433	49,879
Commodity contracts	10,864	79,204	3,186	93,254
Credit derivatives	—	98,076	1,473	99,549
Investment securities:
Securities available for sale	50,641,729	5,614,637	377,722	56,634,088
Debt securities
Japanese national government and Japanese government agency bonds	47,418,049	1,048,547	—	48,466,596
Japanese prefectural and municipal bonds	—	199,231	—	199,231
Foreign governments and official institutions bonds	272,832	578,154	154,231	1,005,217
Corporate bonds	—	2,142,381	106,346	2,248,727
Residential mortgage-backed securities	—	958,343	24,117	982,460
Commercial mortgage-backed securities	—	135,311	1,496	136,807
Asset-backed securities	—	456,965	26,549	483,514
Other debt securities	—	—	64,949	64,949
Marketable equity securities	2,950,848	95,705	34	3,046,587
Other investment securities	—	1,108	30,399	31,507
Others(3)(4)	505,447	172,592	9,963	688,002

Total	¥65,204,505	¥28,257,789	¥1,150,725	¥94,613,019

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥144,563	¥5,748	¥—	¥150,311
Trading derivative liabilities	77,747	12,236,012	111,178	12,424,937
Interest rate contracts	34,430	10,301,301	47,634	10,383,365
Foreign exchange contracts	663	1,737,419	41,500	1,779,582
Equity contracts	17,941	45,417	18,164	81,522
Commodity contracts	24,713	47,845	3,647	76,205
Credit derivatives	—	104,030	233	104,263
Obligation to return securities received as collateral	3,235,046	175,511	—	3,410,557
Others(5)	—	420,996	49,731	470,727

Total	¥3,457,356	¥12,838,267	¥160,909	¥16,456,532

Notes:	(1)	Includes securities under fair value option.
	(2)	Includes investments valued at net asset value of ¥124,627 million and ¥41,241 million at March 31, 2012 and September 30, 2012, respectively. The unfunded commitments related to these investments at March 31, 2012 and September 30, 2012 were ¥5,841 million and ¥5,748 million, respectively. These investments were mainly hedge funds.
	(3)	Mainly include receivables under resale agreements, securities received as collateral under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2012 were ¥6,046 million, ¥4,724 million and ¥3,182 million, respectively, and those at September 30, 2012 were ¥5,761 million, ¥4,933 million and ¥3,111 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2012 were ¥1,589 million, ¥1,743 million and ¥2,125 million, respectively, and those at September 30, 2012 were ¥1,477 million, ¥1,025 million and ¥2,043 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2011, the transfers between Level 1 and Level 2 were not significant.

During the six months ended September 30, 2012, the transfers between Level 1 and Level 2 were as follows:

	Six months ended September 30, 2012
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Japanese national government and Japanese government agency bonds	¥—	¥4,579
Residential mortgage-backed securities	3,247,522	—
Equity securities	4,088	—
Investment securities:
Securities available for sale
Debt securities
Foreign governments and official institutions bonds	413,515	—
Marketable equity securities	12,187	6,508

Note:	(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the period.

In general, the transfers from Level 1 into Level 2 represented securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were not available at the end of the period. The transfers from Level 2 into Level 1 represented securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period. For the six months ended September 30, 2012, certain residential mortgage-backed securities which are accounted for as trading securities were transferred from Level 1 to Level 2 based on an analysis of the current market activity. A certain subsidiary, based on its analysis, transferred its US government sponsored agency securities, which are accounted for as Securities available for sale, from Level 1 to Level 2.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2011 and 2012. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable input to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable input (that is, input that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2011	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		September 30, 2011	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2011
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,137,411	¥(46,610	)(2)	¥—	¥344,148	¥—	¥(231,699)	¥(123,913)	¥28,366		¥(46,919)		¥1,060,784	¥(37,384	)(2)
Debt securities
Foreign governments and official institutions bonds	115,557	35		—	136,428	—	(99,616)	(37,304)	5,993		—		121,093	(777)
Corporate bonds	554,364	(21,480)		—	62,353	—	(26,142)	(44,358)	22,341	(6)	(44,508	)(6)	502,570	(20,603)
Residential mortgage-backed securities	53,688	(8,212)		—	3	—	(22,845)	(3,425)	—		—		19,209	(2,691)
Commercial mortgage-backed securities	39,076	(2,978)		—	13,458	—	(34,146)	(1,973)	—		—		13,437	889
Asset-backed securities	353,835	(16,241)		—	131,685	—	(46,003)	(36,678)	—		(2,411)		384,187	(14,874)
Equity securities	20,891	2,266		—	221	—	(2,947)	(175)	32		—		20,288	672
Trading derivatives—net	(36,851)	8,887	(2)	(1,182)	92	(1,408)	—	(8,880)	28,751		(10,330)		(20,921)	14,289	(2)
Interest rate contracts—net	(59,958)	6,142		(17)	—	(14)	—	(1,870)	2,875		(684)		(53,526)	(577)
Foreign exchange contracts—net	32,911	88		(1,177)	86	(1,383)	—	(6,657)	25,841		(8,911)		40,798	10,969
Equity contracts—net	(10,481)	2,395		1	—	(5)	—	(273)	—		—		(8,363)	5,188
Commodity contracts—net	979	46		—	6	(6)	—	(128)	35		(735)		197	31
Credit derivatives—net	(302)	216		11	—	—	—	48	—		—		(27)	(1,322)
Investment securities:
Securities available for sale	2,203,312	1,624	(3)	3,663	185,684	—	(12,786)	(358,150)	101,975		(163,840)		1,961,482	(7,546	)(3)
Debt securities
Japanese prefectural and municipal bonds	1,054	—		(1)	—	—	—	(70)	—		—		983	—
Foreign governments and official institutions bonds	130,409	(294)		2,346	3,485	—	(106)	(61)	—		—		135,779	(212)
Corporate bonds	2,007,972	1,795		1,643	140,342	—	(12,472)	(340,299)	101,975	(6)	(163,840	)(6)	1,737,116	(7,092)
Residential mortgage-backed securities	23,783	(10)		43	2,999	—	(206)	(2,133)	—		—		24,476	(1)
Commercial mortgage-backed securities	8,147	106		311	—	—	—	(2,980)	—		—		5,584	—
Asset-backed securities	30,792	65		(686)	38,858	—	—	(12,607)	—		—		56,422	(203)
Other debt securities	960	(38)		—	—	—	—	—	—		—		922	(38)
Marketable equity securities	195	—		7	—	—	(2)	—	—		—		200	—
Other investment securities	35,908	(496	)(4)	(16)	844	—	(4,364)	(12)	—		(245)		31,619	(684	)(4)
Others	15,303	342	(4)	—	403	—	(38)	(11)	—		(288)		15,711	(710	)(4)

Total	¥3,355,083	¥(36,253)		¥2,465	¥531,171	¥(1,408)	¥(248,887)	¥(490,966)	¥159,092		¥(221,622)		¥3,048,675	¥(32,035)

Liabilities
Others	¥18,183	¥(9,806	)(4)	¥(3,576)	¥—	¥1,620	¥—	¥(9,856)	¥186		¥(102)		¥23,413	¥7,176	(4)

Total	¥18,183	¥(9,806)		¥(3,576)	¥—	¥1,620	¥—	¥(9,856)	¥186		¥(102)		¥23,413	¥7,176

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2012	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		September 30, 2012	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2012
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,076,657	¥(12,852	)(2)	¥—	¥293,954	¥—	¥(192,767)	¥(202,467)	¥31,937		¥(350,391)		¥644,071	¥(15,406	)(2)
Debt securities
Foreign governments and official institutions bonds	149,731	(403)		—	111,905	—	(121,520)	(18,759)	12,149		(46,103)		87,000	(2,160)
Corporate bonds	501,895	(2,103)		—	39,141	—	(1,739)	(125,625)	19,787	(6)	(283,181	)(6)(7)	148,175	(1,245)
Residential mortgage-backed securities	10,124	108		—	—	—	—	(1,124)	—		—		9,108	84
Asset-backed securities	395,198	(12,114)		—	119,110	—	(62,576)	(56,959)	—		(21,107)		361,552	(12,337)
Other debt securities	—	(397)		—	19,974	—	—	—	—		—		19,577	(397)
Equity securities	19,709	2,057		—	3,824	—	(6,932)	—	1		—		18,659	649
Trading derivatives—net	(27,458)	14,152	(2)	(1,323)	503	(1,403)	—	(16,250)	15,911		(6,740)		(22,608)	22,298	(2)
Interest rate contracts—net	(44,904)	13,434		31	11	(29)	—	(4,730)	2,948		(50)		(33,289)	6,246
Foreign exchange contracts—net	23,907	467		(1,351)	100	(992)	—	(11,354)	13,546		(6,690)		17,633	16,333
Equity contracts—net	(7,019)	(401)		(20)	13	(3)	—	(301)	—		—		(7,731)	(923)
Commodity contracts—net	162	38		7	379	(379)	—	(85)	(583)		—		(461)	38
Credit derivatives—net	396	614		10	—	—	—	220	—		—		1,240	604
Investment securities:
Securities available for sale	1,673,387	510	(3)	(2,163)	114,994	—	(10,931)	(175,974)	106,124		(1,328,225)		377,722	(4,531	)(3)
Debt securities
Foreign governments and official institutions bonds	130,720	—		(1,031)	26,310	—	(31)	(1,737)	—		—		154,231	—
Corporate bonds	1,460,489	(158)		(1,472)	11,370	—	(10,820)	(130,962)	106,124	(6)	(1,328,225	)(6)(7)	106,346	(4,506)
Residential mortgage-backed securities	22,351	(15)		58	4,500	—	—	(2,777)	—		—		24,117	(1)
Commercial mortgage-backed securities	3,802	76		99	—	—	—	(2,481)	—		—		1,496	—
Asset-backed securities	54,947	652		1,294	7,673	—	—	(38,017)	—		—		26,549	21
Other debt securities	964	(43)		(1,113)	65,141	—	—	—	—		—		64,949	(43)
Marketable equity securities	114	(2)		2	—	—	(80)	—	—		—		34	(2)
Other investment securities	32,321	(928	)(4)	15	193	—	(914)	—	—		(288)		30,399	(1,196	)(4)
Others	10,368	(194	)(4)	—	—	—	(211)	—	—		—		9,963	(194	)(4)

Total	¥2,765,275	¥688		¥(3,471)	¥409,644	¥(1,403)	¥(204,823)	¥(394,691)	¥153,972		¥(1,685,644)		¥1,039,547	¥971

Liabilities
Others	¥43,536	¥(11,290	)(4)	¥(3,400)	¥—	¥410	¥—	¥(9,566)	¥661		¥—		¥49,731	¥172	(4)

Total	¥43,536	¥(11,290)		¥(3,400)	¥—	¥410	¥—	¥(9,566)	¥661		¥—		¥49,731	¥172

Notes:	(1)	Includes Trading securities under fair value option.
	(2)	Included in Trading account profits—net and in Foreign exchange gains—net.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(3)	Included in Investment securities gains (losses)—net.
(4)	Included in Trading account profits—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
(6)	Transfer out of and transfer into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.
(7)	Certain private placement bonds issued by non-public companies which are accounted for as trading securities amounted to ¥223,938 million and securities available for sale amounted to ¥1,209,272 million were transferred from Level 3 to Level 2 during the six months ended September 30, 2012. These transfers were due to change in estimate of the significance of the unobservable inputs used to measure fair value of the private placement bonds.

Quantitative Information about Level 3 Fair Value Measurements

The following table presents information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

September 30, 2012	Estimated fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in million)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥64,128	Monte Carlo Method	Correlation between interest rate and foreign exchange rate
35.9%~52.4%
			Correlation between interest rates	42.2%~62.9%
		Return on Equity Method	Probability of default	0.1%~4.5%
			Recovery rate	40.0%~99.0%
			Market-required return on capital	15.0%~17.0%
Corporate bonds	65,499	Discounted cash flow	Discount factor	0.4%~7.3%
			Probability of default	0.1%~17.2%
			Recovery rate	14.0%~78.4%
		Monte Carlo Method	Correlation between interest rate and foreign exchange rate	35.9%~45.3%
			Correlation between interest rates	62.9%
		Internal Model	Liquidity premium	1.5%~2.5%

Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	213,106	Discounted cash flow	Discount factor	0.8%~1.0%
			Prepayment rate	6.2%~15.2%
			Probability of default	0.0%~4.1%
			Recovery rate	0.0%~30.0%
		Model	Asset correlations	10.0%~13.0%
			Discount factor	1.3%~6.4%
			Prepayment rate	3.4%~27.1%
			Probability of default	0.0%~92.1%
			Recovery rate	45.4%~71.7%
			Blend ratio(2)	0.0%~90.0%
Other debt securities	83,605	Discounted cash flow	Liquidity premium	0.8%
		Return on Equity Method	Probability of default	0.1%~4.5%
			Recovery rate	40.0%~99.0%
			Market-required return on capital	15.0%~17.0%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

September 30, 2012	Estimated fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in million)
Trading derivatives-net:
Interest rate contracts-net	(35,769)	Option model	Probability of default	0.2%~17.2%
			Correlation between interest rates	28.6%~98.0%
			Correlation between interest rate and foreign exchange rate	35.9%~60.0%
			Recovery rate	40.0%~50.0%
			Volatility	24.0%~39.7%
			Prepayment rate	0.0%~2.3%
Foreign exchange contracts-net	17,633	Option model	Probability of default	11.1%~17.2%
			Correlation between interest rates	28.2%~80.6%
			Correlation between interest rate and foreign exchange rate	21.1%~69.9%
			Correlation between underlying assets	42.7%~85.0%
			Recovery rate	40.0%~50.0%
Equity contracts-net	(7,731)	Option model	Correlation between interest rate and equity	10.6%~50.0%
			Volatility	48.0%
Credit derivative contracts-net	1,240	Option model	Recovery rate	36.8%
			Correlation between underlying assets	10.9%~96.3%

Notes:	(1)	Fair value as of September 30, 2012 excludes the estimated fair value of investments valued using vender prices.
(2)

The fair value is measured by weighting the estimated fair value amounts from internal valuation techniques and the non-binding quotes from independent broker-dealers. The Blend ratio represents the weight of the independent broker-dealer quotes for the fair value.

Sensitivity to unobservable inputs

Probability of default—A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value through a decrease (increase) in the estimated cash flows.

Discount factor and Liquidity premium—Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the instruments. When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Recovery rate and Prepayment rate—Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many credit securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from third-party pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Prepayment rates change the future cash flows for the investor and thereby change the fair value of the security. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Volatility—Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. Typically, instruments can become more expensive if volatility increases. Volatility generally depends

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable. A significant increase (decrease) in volatility would result in a significant increase (decrease) in fair value through a significant increase (decrease) in the value of an option.

Correlation—Correlation is a measure of the co-movement between two variables. A variety of correlation-related assumptions are required for a wide range of instruments including foreign governments and official institutions bonds, asset-backed securities, corporate bonds, derivatives and certain other instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logically appropriate and consistent with market information and the financial accounting offices ensure that the valuation techniques are consistent with the accounting policies.

In accordance with the valuation policies and procedures, fair value is determined by the risk management departments or similar sections that are independent of the front offices in order to ensure objectivity and validity for measuring fair value. Analysis performed on the determined fair value is periodically reported to the management.

When valuation techniques are used to measure fair value, the valuation techniques are required to be pre-approved by the risk management departments. If the risk management departments determine that the techniques are not consistent with market practice, the valuation techniques are modified as necessary.

Fair value measurements are verified for reasonableness by the risk management departments which are responsible to perform analytical review such as comparison with market trend and information.

For broker-dealer quotes, internal price verification procedures are performed by the risk management departments. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries regarding the underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin.

Unobservable inputs used in a level 3 fair value measurement are internally estimated by the risk management departments based upon the market information such as observable inputs. The reasonableness of the inputs is validated by other risk management departments by comparison analysis between the market value of financial instruments using such level 3 inputs and the internally estimated fair value, if necessary.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2012 and September 30, 2012:

	March 31, 2012					September 30, 2012
	Level 1	Level 2	Level 3	Total carrying value		Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥32,400	¥32,400		¥—	¥—	¥6,425	¥6,425
Loans	10,888	19,692	332,963	363,543		9,325	23,487	362,912	395,724
Loans held for sale	—	1,898	78	1,976		—	4,696	1,000	5,696
Collateral dependent loans	10,888	17,794	332,885	361,567		9,325	18,791	361,912	390,028
Premises and equipment	—	—	18,740	18,740		—	—	6,430	6,430
Intangible assets	—	—	34,729	34,729		—	—	107	107
Other assets	464,819	—	11,665	476,484		37,897	—	14,969	52,866
Investments in equity method investees(1)	464,819	—	6,223	471,042	(2)	37,897	—	9,735	47,632
Other	—	—	5,442	5,442		—	—	5,234	5,234

Total	¥475,707	¥19,692	¥430,497	¥925,896		¥47,222	¥23,487	¥390,843	¥461,552

Notes:	(1)	Includes investments valued at net asset value of ¥8,400 million and ¥3,851 million at March 31, 2012 and September 30, 2012, respectively. The unfunded commitments related to these investments are ¥4,324 million and ¥1,394 million at March 31, 2012 and September 30, 2012, respectively. These investments are private equity funds.
	(2)	Reflected impairment losses on Morgan Stanley’s common stock, which were converted from Morgan Stanley convertible preferred stock on June 30, 2011. See Note 2 for the details.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents losses (gains) recorded as a result of nonrecurring changes in fair value for the six months ended September 30, 2011 and 2012:

	Losses (gains) for the six months ended September 30,
	2011		2012
	(in millions)
Investment securities	¥5,202		¥1,706
Loans	99,470		68,782
Loans held for sale	50		1,029
Collateral dependent loans	99,420		67,753
Premises and equipment	4,443		3,189
Intangible assets	27,040		235
Other assets	582,454		13,564
Investments in equity method investees	580,895	(1)	12,208
Other	1,559		1,356

Total	¥718,609		¥87,476

Note:	(1)	Includes impairment losses on Morgan Stanley’s common stock, which was converted from Morgan Stanley convertible preferred stock on June 30, 2011. See Note 2 for the details on the impairment losses for the six months ended September 30, 2011.

Investment securities include mainly impaired cost-method investments which were written down to fair value during the period. The fair values are determined based on recent net asset value and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or estimated fair value. The fair value of the loans held for sale is based on secondary market, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the fair value hierarchy. Collateral dependent loans are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange-traded equity securities. The MUFG Group maintains an established process for internally determining the fair value of real estate, using the following valuation techniques and assumptions. Collateral dependent loans that are measured based on underlying real estate collateral are classified in Level 3 of the fair value hierarchy.

•

Replacement cost approach. The replacement cost approach is primarily used for buildings and land they are built on. This approach calculates the fair value of the collateral using the replacement cost of the property as of the valuation date. Replacement cost tables and useful life tables used for this approach are developed by appraising subsidiaries.

•

Sales comparison approach. The sales comparison approach is mainly used for land. The fair value of the collateral is based on Japanese government official land prices and standard land prices, considering the results of comparison analysis between the official roadside value which is used for tax purposes and the related government official land and standard land prices.

•

Income approach. The income approach is, as a general rule, applied to all rental properties based on the highest and best use concept. This approach calculates the fair value of the collateral using expected future cash flows. In this approach, the expected annual net operating income is discounted using the related capitalization yield. The significant assumptions within the income approach are the expected

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

annual net operating income and capitalization yield. The expected annual net operating income is estimated based on rental income of the property. The capitalization yield is determined based on the location and use of the property by appraising subsidiaries. The capitalization yield may be adjusted to reflect the trends in locations, occupancy rates and rent level and other factors.

Premises and equipment consist of those assets which were written down to fair value. The fair values are determined based on price obtained from an appraiser or discounted cash flows. These impaired premises and equipment are classified as Level 3 of the fair value hierarchy.

Intangible assets consist of those assets which were written down to fair values. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified as Level 3 of the fair value hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other than temporary. The impairment losses are included in Equity in earnings (loss) of equity method investees-net in the condensed consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the fair value hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the fair value hierarchy. For the six months ended September 30, 2011, the MUFG Group recorded impairment losses on investments to Morgan Stanley. See Note 2 for the details on the impairment losses for the six months ended September 30, 2011.

Fair Value Option

The MUFG Group elected the fair value option for foreign currency-denominated debt securities and equity securities held by BTMU and MUTB. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other comprehensive income, while the gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are mainly included in Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the gains or losses recorded during the six months ended September 30, 2011 and 2012 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2011			2012
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥(168)	¥—	¥(168)	¥—	¥—	¥—
Receivables under resale agreements(1)	(813)	—	(813)	(1,789)	—	(1,789)
Trading account securities	342,364	(1,006,886)	(664,522)	214,225	(900,972)	(686,747)
Other assets	—	—	—	(188)	—	(188)

Total	¥341,383	¥(1,006,886)	¥(665,503)	¥212,248	¥(900,972)	¥(688,724)

Financial liabilities:
Other short-term borrowings(1)	¥93	¥—	¥93	¥1,191	¥—	¥1,191
Long-term debt(1)	5,400	—	5,400	(4,134)	—	(4,134)

Total	¥5,493	¥—	¥5,493	¥(2,943)	¥—	¥(2,943)

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2012 and September 30, 2012 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2012			September 30, 2012
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Receivables under resale agreements	¥26,000	¥26,056	¥56	¥—	¥—	¥—
Other assets	—	—	—	3,500	3,419	(81)

Total	¥26,000	¥26,056	¥56	¥3,500	¥3,419	¥(81)

Financial liabilities:
Long-term debt	¥664,095	¥524,758	¥(139,337)	¥670,234	¥545,329	¥(124,905)

Total	¥664,095	¥524,758	¥(139,337)	¥670,234	¥545,329	¥(124,905)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and reported in the condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments which are not carried at fair value on the consolidated balance sheets as of March 31, 2012:

	March 31, 2012
	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks	¥3,230	¥3,230
Interest-earning deposits in other banks	5,898	5,898
Call loans and funds sold	451	451
Receivables under resale agreements	4,456	4,456
Receivables under securities borrowing transactions	3,283	3,283
Investment securities(1)	2,692	2,930
Loans, net of allowance for credit losses(2)	91,013	92,083
Other financial assets	5,669	5,669
Financial liabilities:
Deposits
Non-interest-bearing	¥17,688	¥17,688
Interest-bearing	121,876	121,947
Total deposits	139,564	139,635
Call money and funds purchased	2,796	2,796
Payables under repurchase agreements	13,573	13,573
Payables under securities lending transactions	4,979	4,979
Due to trust account	627	627
Other short-term borrowings	10,857	10,857
Long-term debt	12,081	12,311
Other financial liabilities	5,245	5,245

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not measured fair value on the condensed consolidated balance sheets as of September 30, 2012:

	September 30, 2012
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,005	¥3,005	¥3,005	¥—	¥—
Interest-earning deposits in other banks	6,652	6,652	—	6,652	—
Call loans and funds sold	641	641	—	641	—
Receivables under resale agreements	4,665	4,665	—	4,665	—
Receivables under securities borrowing transactions	3,387	3,387	—	3,387	—
Investment securities(1)	2,664	2,871	613	949	1,309
Loans, net of allowance for credit losses(2)	90,549	91,804	9	262	91,533
Other financial assets	4,087	4,087	—	4,087	—
Financial liabilities:
Deposits
Non-interest-bearing	¥17,155	¥17,155	¥—	¥17,155	¥—
Interest-bearing	122,138	122,200	—	122,200	—
Total deposits	139,293	139,355	—	139,355	—
Call money and funds purchased	3,584	3,584	—	3,584	—
Payables under repurchase agreements	14,199	14,199	—	14,199	—
Payables under securities lending transactions	4,003	4,003	—	4,003	—
Due to trust account	662	662	—	662	—
Other short-term borrowings	11,036	11,036	—	11,036	—
Long-term debt	11,131	11,418	—	11,294	124
Other financial liabilities	5,212	5,212	—	5,212	—

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

The following section describes the valuation methodologies adopted by the MUFG Group to estimate fair values of financial instruments that are not recorded at fair value on the condensed consolidated balance sheets.

Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions—For cash and due from banks including interest-earning deposits in other banks, call loans and funds sold, receivables under resale agreements and receivable under securities borrowing transactions, the carrying amounts are a reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Investment securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock issued by public companies are determined by utilizing commonly accepted valuation technique to derive a fair value using the present value of dividend cash flows and option prices. For option prices, the Trinomial Tree Method determines possible paths of

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

future stock prices using a forward rate for a common stock, and the price is calculated by multiplying the possible paths of future stock prices by the expected cash flows generated from the probability of exercising options or upon exercising of the options. Inputs used in the valuation include but are not limited to stock price, volatility and credit spread. The valuation is performed on a quarterly basis. At the time of any sale, the MUFG Group generally separately calculates a valuation to be used in sales price negotiations with the counterparty. The price agreed between the MUFG Group and a counterparty is also used as a reference for validating the appropriateness of previous valuations of the investment. The MUFG Group performs periodic validation of the valuation technique. Specifically, the sensitivity and appropriateness of the inputs are verified by using different valuation techniques employed by the MUFG Group. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous nonpublic companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The carrying amounts not included in the above summary are ¥570 billion and ¥546 billion at March 31, 2012 and September 30, 2012, respectively.

Loans—The fair value of loans are estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based mainly on the expected amount to be collected from collaterals and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥1,131 billion and ¥1,034 billion at March 31, 2012 and September 30, 2012, respectively.

Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions—For non-interest-bearing deposits, the amount payable on demand as of the condensed consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and payable under securities lending transactions, the carrying amount are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

Interest-bearing deposits—For variable rate time deposits, the carrying amount is presented as the fair value because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits are estimated by discounting expected future cash flows using the discount rates that would be applied to newly accepted deposits.

Due to trust account—Since these are cash deposits with no maturity, the carrying amount is presented as the fair value as the fair value approximates such carrying amount.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other short-term borrowings—For most other short-term borrowings, the carrying amount is presented as the fair value since such carrying amount approximates the fair value because of their short-term nature and limited credit risk.

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on quoted prices of those corporate bonds. The fair value of fixed rate corporate bonds without quoted prices is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without quoted prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MUFG Group.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2012 and September 30, 2012 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2012 and September 30, 2012. These amounts have not been comprehensively reevaluated since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

17.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD and MUMSS.

MUFG, BTMU, MUTB, MUSHD and MUMSS

MUFG, BTMU, MUTB, MUSHD and MUMSS have a stock-based compensation plan for directors, executive officers, corporate auditors and senior fellows (“officers”).

The awards under the stock-based compensation plan are a type of stock option (referred to as “Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB, MUSHD and MUMSS. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of stock split or stock merger.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holders’ service periods as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, and (2) holder as a corporate auditor loses the status of a corporate auditor, and (3) holder as a senior fellow loses the status of a senior fellow. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the six months ended September 30, 2012:

	For the six months ended September 30, 2012
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of the period	19,374,200	¥1
Granted	8,373,600	1
Exercised	(4,051,500)	1
Forfeited or Expired	(121,500)	1

Outstanding, end of the period	23,574,800	¥1	28.54	¥8,605

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB, MUSHD and MUMSS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

	For the six months ended September 30,
	2011	2012
Risk-free interest rate	0.29%	0.11%
Expected volatility	44.96%	40.48%
Expected term (in years)	4	4
Expected dividend yield	3.13%	3.18%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the six months ended September 30, 2011 and 2012 was ¥33,700 and ¥33,100 per 100 shares, respectively.

The MUFG Group recognized ¥1,704 million and ¥1,743 million of compensation costs related to the Stock Acquisition Rights with ¥693 million and ¥663 million of the corresponding tax benefit for the six months ended September 30, 2011 and 2012, respectively. As of September 30, 2012, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥1,655 million, and it is expected to be recognized over 6 months.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Cash received from the exercise of the Stock Acquisition Rights for the six months ended September 30, 2012 was ¥4 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥675 million for the six months ended September 30, 2012.

18.    SECURITIES JOINT VENTURE WITH MORGAN STANLEY

On March 30, 2010, the MUFG Group and Morgan Stanley entered into a securities joint venture agreement to integrate their securities business. The purpose of the joint venture is to collaborate in providing capital markets services to investment banking clients of the MUFG Group and Morgan Stanley and in offering a wide range of products and services, including Morgan Stanley’s global products and services, to the MUFG Group’s retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies will continue to offer products and services in sales and trading and research areas separately.

In relation to the integration of the securities companies in Japan, the former Mitsubishi UFJ Securities Co., Ltd. (“MUS”) was restructured into an intermediate holding company, MUSHD, and a securities business subsidiary, MUS. On May 1, 2010, MUS changed its name to MUMSS and the MUFG Group’s ownership interest in MUMSS also changed from 100% to 60%, with Morgan Stanley holding the remaining 40% voting and economic interest. Since the MUFG Group has retained control of MUMSS, the change in the MUFG Group’s ownership interest has been accounted for as an equity transaction and the MUFG Group has recorded ¥127 billion and ¥21 billion of noncontrolling interests and capital surplus, respectively. MUMSS continues the existing Japan based retail, middle markets, capital markets and sales and trading businesses of the former MUS while integrating the investment banking team of the former Morgan Stanley Japan Securities Co., Ltd. (“MSJS”).

Also, on May 1, 2010, MSJS was renamed to Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”). MSMS continues to provide the existing sales and trading and capital markets operations of the former MSJS. The MUFG Group holds a 49% voting interest and a 60% economic interest in MSMS while Morgan Stanley holds the remaining 51% voting interest and 40% economic interest. The MUFG Group applies the equity method of accounting to MSMS due to its significant influence.

Per the shareholders’ agreement between the MUFG Group and Morgan Stanley, to the extent that losses incurred by MUMSS or MSMS result in a requirement to restore its capital, the controlling shareholder is solely responsible for providing additional capital to a minimum level and the noncontrolling shareholder is not obligated to contribute additional capital.

On April 22, 2011, due to losses incurred by MUMSS in the fiscal year ended March 31, 2011, the MUFG Group contributed ¥30 billion of new capital to MUMSS by acquiring newly issued shares of MUMSS. In October 2011, MUMSS implemented an early retirement program to reduce expenditures and improve operating performance. MUMSS recorded employee termination expenses of ¥20 billion in the second half of the fiscal year ended March 31, 2012. On November 24, 2011, the MUFG Group contributed ¥20 billion of new capital to MUMSS by acquiring newly issued shares of MUMSS in order to restore its capital adversely affected by the expenses during the fiscal year ended March 31, 2012. The additional capital in MUMSS improves and strengthens its capital base and restores its capital adequacy level. The new MUMSS shares have no voting rights and do not change the proportion of voting interests in MUMSS or change the right to participate in MUMSS’ earnings. In order to reflect the existing 60% economic interest in MUMSS after the MUFG Group’s capital contribution, 40% of the new share issuance on April 2011 and November 2011, or ¥12 billion and ¥8 billion, respectively, was recognized as an increase in noncontrolling interest and a reduction of capital surplus, given that the rights to participate in the residual assets of MUMSS will be distributed to the MUFG Group and Morgan Stanley in proportion to their percentage ownership interests.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

To the extent that MUMSS is required to increase its capital level due to factors other than losses, such as future regulatory capital changes, both the MUFG Group and Morgan Stanley are required to contribute the necessary capital based upon their economic interests as set forth above. In this context, to meet an anticipated change in regulatory capital requirements for MUMSS, the MUFG Group contributed ¥15 billion and Morgan Stanley contributed ¥10 billion of additional proportionate capital investments on November 24, 2011, and the contribution by Morgan Stanley was recognized as an increase of noncontrolling interest.

19.    SUBSEQUENT EVENTS

Approval of Dividends

On November 14, 2012, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥8,970 million, and ¥6.00 per share of Common stock, totaling ¥84,950 million, that were payable on December 7, 2012 to the shareholders of record on September 30, 2012.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2011			2012
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥7,035,205	¥21,205	0.60%	¥6,592,266	¥13,868	0.42%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	11,203,011	49,840	0.89	10,972,179	32,422	0.59
Trading account assets	18,552,642	139,986	1.50	23,226,581	185,943	1.60
Investment securities	57,698,317	345,662	1.19	60,237,984	187,884	0.62
Loans	86,705,574	801,477	1.84	91,324,646	793,828	1.73

Total interest-earning assets	181,194,749	1,358,170	1.50	192,353,656	1,213,945	1.26

Non-interest-earning assets:
Cash and due from banks	2,824,232			3,055,649
Other non-interest-earning assets	26,745,850			29,383,721
Allowance for credit losses	(1,238,158)			(1,281,912)

Total non-interest-earning assets	28,331,924			31,157,458

Total assets	¥209,526,673			¥223,511,114

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥116,918,255	¥113,399	0.19%	¥121,870,444	¥113,647	0.19%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	19,836,156	49,431	0.50	24,229,402	35,295	0.29
Due to trust account, other short-term borrowings, and trading account liabilities	12,808,200	30,417	0.47	14,579,869	28,124	0.38
Long-term debt	13,055,734	130,900	2.00	11,875,663	118,009	1.98

Total interest-bearing liabilities	162,618,345	324,147	0.40	172,555,378	295,075	0.34

Non-interest-bearing liabilities	38,155,335			42,163,556

Total equity	8,752,993			8,792,180

Total liabilities and equity	¥209,526,673			¥223,511,114

Net interest income and interest rate spread		¥1,034,023	1.10%		¥918,870	0.92%

Net interest income as a percentage of total interest-earning assets			1.14%			0.95%